Dow

Driving Ahead



The Dow Chemical Company 2003 Annual Report

At Dow, we have accelerated our efforts to deliver better value to our stockholders, customers, employees and society. We are producing innovative products that improve lives and are strengthening our ability to efficiently serve customers around the world. We are finding superior ways to do business and are operating in a more sustainable manner.

There are still many challenges facing us. But we understand the way forward, and we will continue Driving Ahead with an unwavering focus on positioning Dow for maximum financial performance—now and for the long term.

Please explore the rest of our 2003 Annual Report to learn more about our committed efforts to deliver results.

About the Cover:

Making Highways Safer—In 2003, Dow launched a new product for traffic paint which is used to paint the bright lines on road surfaces. These reflective markings improve visibility and driver safety. Dow latex in the formulation provides a thicker, more durable coating that will last up to five years—twice the typical lifespan on a road before it wears away.

2003 Financial Highlights

IN MILLIONS, EXCEPT AS NOTED	2003	2002
Net Sales	$32,632	$27,609
Net Income (Loss) Available for Common Stockholders	1,730	(338)
Return on Stockholders' Equity	18.9%	(4.4)%
Earnings (Loss) per Share—Basic (in dollars)	1.88	(0.37)
Earnings (Loss) per Share—Diluted (in dollars)	1.87	(0.37)
Dividends Declared per Share (in dollars)	1.34	1.34

Net Sales
(dollars in millions)


$26,131
$29,798
$28,075
$27,609
$32,632
99
00
01
02
03

Net Income (Loss)
(dollars in millions)


$1,617
$1,675
$(385)
$(338)
$1,730
99
00
01
02
03

Earnings (Loss) per Share—Diluted
(dollars)


$1.82
$1.85
$(0.43)
$(0.37)
$1.87
99
00
01
02
03

Dividends Declared per Share
(dollars)


$1.16
$1.16
$1.295
$1.34
$1.34
99
00
01
02
03

2003 Sales by Operating Segment (dollars in millions)


Agricultural Sciences
$3,008
Plastics
$7,760
Performance Chemicals
$5,552
Chemicals
$4,369
Hydrocarbons and Energy
$3,820
Performance Plastics
$7,770
Unallocated and Other
$353

2003 Sales by Geographic Area (dollars in millions)


United States
$12,813
Rest of World
$8,468
Europe
$11,351

References to "Dow" or the "Company" mean The Dow Chemical Company and its consolidated subsidiaries unless otherwise expressly noted.

To the Stockholders of The Dow Chemical Company:



Bill Stavropoulos
Chairman and CEO

2003 was a year of substantial progress for Dow. In the face of very difficult conditions, including an unprecedented $2.7 billion increase in feedstock and energy costs, industry overcapacity, and a fragile economy, we increased earnings, improved cash flow and reduced net debt.

You'll recall that in last year's letter to shareholders we pledged that the entire Dow organization would focus on improving our financial results, regardless of how difficult industry conditions might be.

Dow people answered the call. 2003 earnings were $1.87 per share, including a tax benefit of $0.49 per share. These results compared with a loss of $0.37 per share in 2002, which included a net charge of $0.71 per share for restructuring and other items. Excluding all of the special items, earnings increased from $0.34 per share in 2002 to $1.38 per share in 2003.

We also made substantial progress on improving our cash flow. In 2002, free cash flow (cash from operations minus capital expenditures and dividends paid to stockholders) was a negative $732 million. In 2003, it was a positive $1.45 billion, a turnaround of $2.2 billion—well beyond our turnaround target of $1 billion. We also improved our financial ratios, including a reduction in our net debt to total capital ratio from 56 percent to 50 percent.

Meanwhile, Dow's stock rose 40 percent during the year. As measured by total shareholder return, Dow has outperformed the Standard & Poor's (S&P) 500 and the S&P Chemicals Index both in 2003 and over the past five years.

A disciplined approach

We achieved these results with two simple steps: first, by facing the fact that we could not count on industry conditions changing for the better; and second, by recognizing that the only reliable way to improve our performance was to control the things we can control. To do that, we implemented what we called our 2003 Action Plan:

- To manage the price of our products without sacrificing volume;
- To reduce structural costs by $400 million and capital spending by $400 million;
- To shut down under-utilized and non-competitive assets; and
- To accelerate changes in Dow's portfolio, including the divestiture of non-strategic assets with sales of $1.5 billion.

We postponed or cancelled all initiatives that were not business critical so that employees could focus on these four things. As a result, we not only reached—but exceeded—our objectives.

In price/volume management, which was probably our most difficult challenge, we increased prices by 14 percent and volume by 4 percent. 2003 was the first year since the last industry peak in 1995 that we improved our profit margins, which is the spread between the price of our products and the cost of our feedstocks. Margins improved by $1.3 billion, which although considerable, constitutes just 15 percent of the $8.9 billion in margin we've lost since 1995. Going forward, there is still plenty of opportunity to continue to improve margins, and we believe we have both the leverage and momentum to do so.

On the cost side, we also exceeded our goal, reducing structural costs by more than $600 million, including the reduction of more than 3,500 jobs. With a 13 percent reduction in selling, general and administrative expenses, our total operating expense level as a percentage of sales now stands at its lowest level in more than 60 years.

Application of Six Sigma's proven approach to efficiency remains an essential part of the way we operate, helping to deliver productivity gains as well as adding other, sometimes surprising, contributions to our bottom line. Some of the tax benefits we gained in 2003, for example, were the direct result of the work of a dedicated Six Sigma team.

Our 2003 capital expenditures were $1.1 billion, a reduction of more than $500 million that exceeded our goal by $100 million. And we did so without sacrificing the efficiency, safety and environmental performance of our plants.

Working capital management, an important aspect of our cash flow drive, also improved in 2003. We reduced Days Sales in Inventory (DSI) from 64 to 56 days and Days Sales Outstanding (DSO) from 45 to 42 days.

We also shut down non-competitive assets, including two Union Carbide ethylene plants that represented 4 percent of overall ethylene production on the U.S. Gulf Coast. And we closed more than a dozen other facilities across many different businesses in North America, Europe and Latin America.

In the divestiture part of our plan, we sold assets that represented approximately $225 million in sales. We plan to continue divesting assets in 2004, and probably at a faster pace. In making divestitures, our goal is to make strategic transactions that will improve our company's overall position and competitiveness. And we will not sell or swap anything without realizing its full value.

Weathering high feedstock costs

No company in our industry has been unaffected by the enormous increases in feedstock and energy costs, particularly the high price of natural gas in the United States, a source of both energy and raw materials for our production plants. Having said that, few companies are better able to compete in this high-cost environment than Dow, as our 2003 results demonstrated. We were able to mitigate the effect of these costs due to several reasons.

Conservation—Since the early 1990s, we have added nine new co-generation facilities and improved overall manufacturing efficiency.

Global sourcing—Our global network of manufacturing plants allows us, at any given time, to supply export markets from the lowest cost site.

Feedstock flexibility—Our manufacturing flexibility allows us to optimize our feedstock mix, reducing our exposure to any one feedstock.

Office of the Chief Executive at March 1, 2004

William S. Stavropoulos
Chairman of the Board and Chief Executive Officer

Andrew N. Liveris
President and Chief Operating Officer

J. Pedro Reinhard
Executive Vice President and Chief Financial Officer

Arnold A. Allemang
Executive Vice President, Operations



Office of the Chief Executive includes (left to right):

William S. Stavropoulos, Arnold A. Allemang, Andrew N. Liveris and J. Pedro Reinhard

Company Officers at March 1, 2004

William S. Stavropoulos
Chairman of the Board and Chief Executive Officer

Anthony J. Carbone
Vice Chairman of the Board

Andrew N. Liveris
President and Chief Operating Officer

J. Pedro Reinhard
Executive Vice President and Chief Financial Officer

Arnold A. Allemang
Executive Vice President, Operations

Lawrence J. Washington, Jr.
Corporate Vice President, Environment, Health & Safety, Human Resources and Public Affairs

Richard M. Gross
Corporate Vice President, Research & Development

David E. Kepler
Corporate Vice President, Shared Services, and Chief Information Officer

Richard L. Manetta
Corporate Vice President and General Counsel

Frank H. Brod
Vice President and Controller

Fernando Ruiz
Vice President and Treasurer

Tina S. Van Dam
Secretary of the Company

Charles J. Hahn
Assistant Secretary

Thomas E. Moran
Assistant Secretary

Douglas J. Anderson
Corporate Auditor



In 2003, more than 300 meetings were held each month in Dow's new iRooms—interactive conference rooms—at our facilities around the world. With the latest audio-, video- and data-conferencing capabilities, iRooms let employees interact with colleagues, customers and suppliers to facilitate information sharing and speed up decision making, while significantly reducing travel costs. In fact, a two-hour iRoom videoconference between any number of employees in various locations around the world costs far less than having just one employee travel for the meeting.

Hedging—We use both financial and physical hedging that enable us to reduce the negative effect of feedstock price volatility and to consistently lower our cost-to-serve.

Innovation—We continue to develop alternative sources of energy, including the use of one of the world's largest hydrogen fuel cell installations at one of our Texas plants. This facility will use hydrogen—a Dow byproduct—to generate electricity.

Bottom line improvement across the Company

Although discipline and austerity were crucial to our success in 2003, they were not the only factors contributing to our improved earnings. Virtually all Dow businesses improved their bottom lines. Performance Plastics' earnings increased by 145 percent; and Performance Chemicals, which has been a bulwark of our Company during trough conditions, increased earnings by 5 percent. Earnings in both Plastics and Chemicals also improved substantially. Agricultural Sciences had a banner year, posting record sales and earnings, the result of its strategy of the past few years of increasing productivity, making selective acquisitions and developing successful products in niche markets.

Dow's direct sales in Asia continued to grow and now account for nearly $4 billion, with an additional $1.5 billion from non-consolidated joint ventures. And although many people think of Asia as primarily a commodity market, the fact is, about 60 percent of Dow's sales in that region are in Performance businesses.

Sales in China increased by 25 percent from 2002; and today China, with $1.6 billion in sales, ranks third among the countries Dow serves, behind only the United States and Germany.

Joint ventures are an increasing part of Dow's presence in the marketplace. In 2003, Dow's portion of joint venture earnings was $322 million, compared with $40 million in 2002, with particularly strong performances from Dow Corning and EQUATE.

We reached an agreement with Celanese to purchase its acrylates business, establishing Dow as a major player in the downstream applications of what is now a complete, integrated acrylic chain for our company.

Union Carbide's joint venture operations in Kuwait and Malaysia continued to provide an important source of low-cost basic materials in 2003, and we will continue to build our franchise Basics businesses on low-cost foundations like these. In 2003, we announced an agreement with Union Carbide's partners in Kuwait to build an addition that will double existing production capabilities and add new styrene capacity.

Of all of our accomplishments, our environmental, health and safety results are probably what Dow people are most proud of, because they represent our concern for one another and for the communities where we work and live.

We improved our injury and illness rate by 19 percent in 2003, and 70 percent of our plants had no injuries at all. Overall, we have reduced our injury and illness rate by 78 percent from 1994 when we set our ambitious 2005 environmental, health and safety goals. We also posted a 23 percent yearly reduction in leaks, breaks and spills, a 63 percent improvement from 1994.

Additionally, it is noteworthy that in two countries—Brazil and Germany—Dow was recognized as one of the top companies to work for in 2003.

Outlook for 2004 and beyond

The economic expansion now underway appears to be gaining momentum, which could lead to an increase in volume and an improvement in the overall supply/demand balance in 2004. But feedstock costs remain stubbornly high and volatile. If the past three years have proven anything, it is that difficult conditions can have remarkable staying power, and we must prepare ourselves to do well despite them.

So just as we did last year, we will continue to be disciplined in our capital spending; and we will sustain the gains we have made on structural cost reductions. We will focus on our customers and on managing price and volume. We will continue to sell assets that are not a strategic fit, and we will shut down plants that are not competitive. And we will work safely.

New leadership

In November, the Board of Directors named Andrew N. Liveris as president and chief operating officer. Andrew brings a wealth of experience to his new role, including many years working in Dow's Asian operations and as head of Performance Chemicals. He is leading our effort to further improve the Company's productivity and to increase our ability to act more quickly and with greater accountability.

The Board added two new members in 2003: Keith R. McKennon, retired chairman and chief executive officer of PacifiCorp and former Dow director; and Jeff M. Fettig, president and chief operating officer of Whirlpool Corporation. Keith and Jeff bring a wealth of valuable experience to our Board. We also formed the Office of the Chief Executive, a group of senior managers that oversees the Company's strategic priorities and assures their timely implementation.

Driving ahead—one quarter at a time

As I mentioned earlier, 2003 was a year of substantial progress for our Company. The task now before us is to build on our progress and continue to improve our financial performance. Our ultimate objective remains what it has always been: to maximize long-term shareholder value.

So we are approaching 2004 in the same way we approached 2003—taking it one quarter at a time and continuing to improve earnings and increase our financial strength. I am confident that, just as we did in 2003, Dow people will once again rise to the occasion and meet our objectives.



William S. Stavropoulos
Chairman and Chief Executive Officer
February 11, 2004

Board of Directors at March 1, 2004

Arnold A. Allemang
Executive Vice President, Operations
Director since 1996

Jacqueline K. Barton
Arthur and Marian Hanisch Memorial Professor of Chemistry, California Institute of Technology
Director since 1993

Anthony J. Carbone
Vice Chairman of the Board
Director since 1995

J. Michael Cook
Retired Chairman/CEO of Deloitte & Touche LLP
Director since 2000

John C. Danforth
Partner, Bryan Cave LLP and Former U.S. Senator
Director since 1996

Willie D. Davis
President and Chief Executive Officer
All Pro Broadcasting, Inc.
Director since 1988

Jeff M. Fettig
President and Chief Operating Officer
Whirlpool Corporation
Director since 2003

Barbara Hackman Franklin
President and Chief Executive Officer
Barbara Franklin Enterprises and
Former U.S. Secretary of Commerce
Director 1980-92 and 1993 to date

Andrew N. Liveris
President and Chief Operating Officer
Director since 2004

Keith R. McKennon
Former Chairman and CEO of PacifiCorp
Director 1983-1992 and 2003 to date

J. Pedro Reinhard
Executive Vice President and Chief Financial Officer
Director since 1995

James M. Ringler
Vice Chairman of the Board
Illinois Tool Works Inc.
Director since 2001

Harold T. Shapiro
Presiding Director
President Emeritus and Professor of Economics and Public Affairs, Princeton University
Director since 1985

William S. Stavropoulos
Chairman of the Board and Chief Executive Officer
Director since 1990

Paul G. Stern
Founding Partner, Arlington Capital Partners and Thayer Capital Partners
Director since 1992

Committees of the Board of Directors

Audit Committee
P.G. Stern, Chairman
J.M. Cook
J.C. Danforth
J.M. Fettig
B.H. Franklin
K.R. McKennon
H.T. Shapiro

Executive Committee
W.S. Stavropoulos, Chairman
A.A. Allemang
A.N. Liveris
J.P. Reinhard
H.T. Shapiro

Committee on Directors and Governance
J.M. Cook, Chairman
J.K. Barton
J.C. Danforth
W.D. Davis
J.M. Fettig

Environment, Health & Safety Committee
J.K. Barton, Chairman
A.A. Allemang
A.J. Carbone
W.D. Davis
B.H. Franklin
A.N. Liveris
J.P. Reinhard
H.T. Shapiro

Compensation Committee
J.M. Ringler, Chairman
J.K. Barton
W.D. Davis
B.H. Franklin
H.T. Shapiro
P.G. Stern

Finance Committee
J.P. Reinhard, Chairman
A.J. Carbone
A.N. Liveris
K.R. McKennon
J.M. Ringler
W.S. Stavropoulos

Public Interest Committee
J.C. Danforth, Chairman
J.M. Cook
J.M. Fettig
K.R. McKennon
J.M. Ringler
W.S. Stavropoulos
P.G. Stern

Corporate Governance

At Dow, we believe our success depends on maintaining the highest ethical and moral standards everywhere we operate around the world. That focus on integrity starts at the top. Effective corporate governance begins with the performance of the Board of Directors.

Dow exemplifies good governance with a presiding director; directors with solid, diverse experience and credentials; corporate governance guidelines; codes of business conduct and financial ethics; and the corporate governance website on *www.dow.com*.

In 2003, Dow's Board of Directors elected Harold T. Shapiro as its first presiding director. In his new role, Shapiro is responsible for, among other things, leading regular executive sessions of the Board, helping to set the Board agenda and focus and determining appropriate information and materials required by the Board.

With two new independent directors joining the Board in 2003, more than two-thirds of Dow's Board are independent directors.

New corporate governance guidelines, Board Committee charters and an updated Code of Business Conduct were adopted in 2003, all of which are available on-line at *www.dow.com*. Dow's corporate governance guidelines address important aspects of Dow's corporate governance structure such as criteria for director qualifications, election, continuing education and tenure; ongoing improvement of Board effectiveness; and a framework for management evaluation and succession planning.


Arnold A. Allemang


Jacqueline K. Barton


Anthony J. Carbone


J. Michael Cook


John C. Danforth


Willie D. Davis


Jeff M. Fettig


Barbara H. Franklin


Andrew N. Liveris


Keith R. McKennon


J. Pedro Reinhard


James M. Ringler


Harold T. Shapiro


William S. Stavropoulos


Paul G. Stern

Driving Improvement

There is a "new normal" at Dow these days—a mindset that drives us to deliver bottom line performance by constantly streamlining the way we conduct business. At a company that has always been focused on continuous improvement, we are now even more disciplined in the way we operate.

Our ability to reduce costs and measurably improve performance is enabled by our ongoing dedication to Six Sigma, which is an integral part of our work processes. At one of our major plastics manufacturing facilities, for example, a recent Six Sigma project allowed us to significantly upgrade the production process without investing any capital dollars—a major accomplishment that will deliver approximately $10 million in annual savings.

We also continue to apply information technology to enhance productivity, effectively communicate with customers, and make faster and smarter decisions.

To improve productivity, while enhancing employees' ability to balance work/life priorities, we provided more than 85 percent of our employees with new laptops as part of a recent upgrade to a faster, more mobile, globally standardized computing environment. By reducing both implementation costs and ongoing expenses, we were able to deploy 15 percent more computers at a 10 percent lower overall cost than our last workstation rollout in 1999.

In addition, e-commerce tools such as *myaccount@dow* saved Dow more than 65,000 work hours and $6.5 million this year, and increased e-business transactions to 15 percent of total customer orders.

Our Environmental Operations Business ("EOB") continues to drive improvements at manufacturing facilities around the world. This unique organization manages the operational integration of Dow's by-products and wastes, both internally and externally, through the development of innovative technologies. For example, since 1997 the EOB has developed and implemented recycling technologies to reduce Dow's overall wastes by more than 50 percent.

In addition to our intense efforts to control costs, we remain committed to a rigorous environmental, health and safety "Vision of Zero"—a vision of no accidents, no injuries and no harm to the environment. During 2003, we achieved a new safety performance record, with more people working safely than at any time in the history of our company. We are also committed to share our knowledge even further by participating in an alliance with the United States Occupational Safety and Health Administration ("OSHA") that will allow us to share our safety management process and ergonomics expertise throughout the chemical industry.

Delivering Valued Products

We remain committed to delivering product solutions that improve the lives of people around the world each day.

Our materials play a critical role in meeting the world's needs for pure water. *FilmTec* membranes are used to tap into previously unusable water sources to make safe, affordable drinking water around the world. Combined with the use of long-lasting pipes made from Dow's polyethylene resins, our technology and materials ensure that drinking water actually reaches the people who need it.

From the farm to the dinner table, our products also help ensure abundant supplies of healthful food. By unlocking the potential of plant genetics and advancing chemical technology, we supply farmers with effective, sustainable crop protection products and help consumers maintain a more healthful lifestyle. Our new *Natreon* high oleic canola and sunflower oils provide food companies with more functional and healthier alternatives to hydrogenated vegetable oils.

We are also one of the world's leading suppliers of innovative forms of polyethylene, polystyrene and polypropylene resins used in food and beverage packaging that enhance safety and convenience while preserving quality.

In addition, Dowpharma serves the pharmaceutical and biopharmaceutical industries with innovative technologies, products and services for clients in drug discovery, development, manufacturing and delivery which contribute to producing life-saving medicines. Dow recently launched *ChelaMed* radiopharmaceutical services, leveraging our expertise and nearly 50 years of experience in chelation chemistry to enable the development of more targeted cancer treatments that selectively attack diseased cells. ANGUS Chemical Company, a wholly owned subsidiary of Dow, is a leading supplier of the pharmaceutical intermediate amino butanol. Amino butanol is essential to the manufacture of anti-tuberculosis treatments to help control the spread of this disease.

Dow products also make possible some of today's fastest-growing consumer products—such as easy-to-use mops featuring disposable wipes with pre-applied cleaning agents. To make this popular application possible, Dow employees worked closely with major manufacturers of consumer products to develop glycol ether and surfactant formulations that provide the ideal combination of cleaning, sudsing and drying speed for floors. We also supply the polyethylene resins used to make non-woven fibers that strengthen the wipes, as well as durable polymers used in the handle and structural components of the mops.

Our Inclosia Solutions business has even developed a new technology that allows for the usage of real fabrics and leathers in the housings of portable electronic devices such as mobile phones and laptop computers. The innovative *EXO* over-molding system helps electronics manufacturers differentiate their products while meeting consumer demand for stylish, cutting-edge designs.



Dow is enhancing the safety of decks, picnic tables, children's play sets and other wooden structures by working with customers to develop monoethanolamine-based wood preservatives that are safer for families while retaining the properties that have earned pressure-treated lumber a place in millions of yards and recreational areas throughout the world.


MANZANAS
MANZANAS ROJAS (GALA)

Dow's global reach allows us to help farmers around the world bring to market plentiful supplies of diet-enhancing, healthy fruits and vegetables.

Serving the World

Dow operates approximately 180 manufacturing sites around the world to produce a broad range of products sold to customers in more than 180 countries. With this extensive global reach, Dow serves customers around the world more effectively than any other chemical company.

Our established and growing presence in all major geographic areas enables us to quickly respond to the changing industry landscape. For example, as the paper industry has evolved from a multi-regional to a global industry, Dow has been well positioned to supply paper mill customers as they grow. With 19 latex manufacturing facilities in 15 countries, global business management systems, and solid commercial contacts in key countries, Dow has established itself as the world's largest supplier of latex to the coated paper industry.

As economies grow in Asia Pacific, Eastern Europe, Latin America and other developing regions, we are growing with them. Dow's total sales to customers in Latin America grew to $3.1 billion in 2003, and in Asia Pacific, sales reached $3.9 billion. Sales from our joint ventures in Asia Pacific are also substantial, adding to Dow's presence in that region.

In Zhangjiagang, The People's Republic of China, Dow's newest manufacturing complex is now fully operational, providing local customers with polystyrene, epoxy and latex products for a variety of consumer applications. In Israel, *FilmTec* reverse osmosis membrane elements have been chosen for the largest desalination project in the world. In many parts of the world, a new fruit fly control product, developed by Dow, protects fruit and vegetable production from devastating fruit fly infestations. This product contains our spinosad molecule, which offers a favorable environmental profile and is accepted for use in organic farming.

Our global flexibility and strength are possible because of Dow's diverse, global workforce of highly skilled and dedicated people. At Dow, we respect the different backgrounds and experiences of our people, which create an environment where diverse ideas facilitate innovation—leading to new products, better ways of doing business and increased profitability.

We provide our people with the resources and flexibility they need to succeed. Intranet technology, available around the clock via any Dow computer workstation, provides access to company news and global work processes. In addition to traditional classroom training, Dow's on-line training tool *learn@dow.now* is available to every employee in multiple languages.

When combined with Dow's growing global presence, the production of valued products and the expertise of our employees help us better serve our customers and the world's consumers.

Ensuring a Better Tomorrow

At Dow, sustainable development is a long-term commitment by all of our employees to the "Triple Bottom Line" business model of economic prosperity, environmental stewardship and social responsibility. Our efforts to recover and reuse waste, dramatically reduce water consumption, and pursue alternative and renewable energy sources exemplify how environmental responsibility makes excellent business sense.

For example, Dow recently announced that it will use fuel cells from General Motors to generate electricity from hydrogen created as a by-product at our largest manufacturing site. This agreement will produce commercial quantities of emission-free, competitively-priced electricity. Additionally, Dow participates in the Green Power Market Development Group—a unique organization of 12 leading corporations and the World Resources Institute—which is dedicated to implementing more sustainable power sources.

We also contribute to society, and improve Dow's bottom line, by delivering products that help customers and consumers operate and live in a more sustainable manner. Our building insulation products illustrate this perfectly. For example, *Styrofoam* extruded polystyrene and *Great Stuff* insulating home sealant make homes more comfortable while conserving energy and significantly lowering heating and cooling costs. Dow has also added a new choice to our flagship home insulation product line—*Styrofoam Weathermate Plus* housewrap, a non-woven, non-perforated polyolefin-based wrap that resists water penetration and reduces energy loss due to air infiltration.

Our commitment to sustainability also drives the development of innovative new products based on renewable raw materials. In 2003, for example, Cargill Dow Polymers LLC introduced *Ingeo* fibers, the world's first synthetic fibers made from a 100 percent annually renewable resource—the dextrose found in corn. Products are available in stores now in a range of consumer applications including bedding, carpet and clothing.

Additionally, Dow employees are focused on finding sustainable uses for existing products. *Questra* crystalline polymers are used to create industrial baking pans molded entirely from plastic. By replacing traditional metal with plastic, the need for non-stick finishes and cleaning solvents is eliminated, and the pans provide better thermal transfer to reduce energy consumption. As an added bonus, the baking units provide ergonomic benefits for commercial bakers, because each traditionally large baking pan weighs less.

We are also devoted to contributing resources to improve the quality of life in our communities. We partner and maintain dialogue with a variety of external stakeholders through Community Advisory Panels, which facilitate conversations between community residents and Dow leadership on issues of mutual interest. As part of Dow's "Door to Door" program, employees in Louisiana personally visit neighbors who live close to Dow's manufacturing plants in order to answer questions and share product and emergency response information.

Specific community needs are often met through financial contributions from The Dow Chemical Company Foundation and through the volunteer efforts of our employees. For example, Dow's commitment to Habitat for Humanity will insulate 25,000 homes built by this non-profit organization in North America through 2005.


Styrofoam
WEATHERMATE Plus

With more than 50 years of expertise in home building and construction, Dow continues to deliver energy-saving solutions like Styrofoam Weathermate Plus *housewrap.*

Our Commitment Is Evident Around The World

Dow is dedicated to improving the quality of life in the communities where it operates and throughout society in general—through products and technologies, as well as through corporate contributions and employee volunteer efforts. Following are just a few examples of the hundreds of humanitarian efforts throughout the world in which Dow participated in 2003. For a more comprehensive update on the progress Dow has made toward its sustainability goals, see the Dow Global Public Report (*www.dowpublicreport.com*).

To help people throughout the world who lack adequate cooking fuel, we donated *Thermax* insulating foam to the Solar Oven Society for use in building 6,000 solar ovens that harness the sun's energy to pasteurize drinking water and cook meals, while preserving trees and eliminating smoke. Generally used for insulation in commercial and metal buildings, *Thermax* insulating foam has the ability to hold high temperatures inside structures big and small, making it a perfect fit for this application.





We are ensuring a higher quality of education for students in many of our communities. The "Trained for Life" program—made possible through a donation from Dow—uses motivational writing, drawing, music and theater projects to teach 9- to 12-year-olds in Bahia Blanca, Argentina, important social skills and healthy habits. At the Pasacaballos School in Cartagena, Colombia, Dow employee volunteers work with school personnel each week to strengthen educational management processes, while our monetary donations help improve the school infrastructure. In the United States, "Dow Promise" program volunteers help remove economic and educational barriers through activities such as mentoring, group tutoring, academic camps, and science and engineering enrichment programs.





Our donations provide better access to arts, recreation and fitness facilities. In Canada, we recently contributed to a new arts and recreational facility in Fort Saskatchewan, Alberta, as well as to a fitness center at the Sarnia-Lambton, Ontario, YMCA that will provide community residents direct access to an expanded offering of programs and services. In the United Kingdom, Dow Haltermann Custom Processing helped the Trinity Centre Appeal build a new community center that provides residents of North Ormesby, Middlesbrough, with a space for learning, training and performing arts.



We also enhance medical care in geographic areas that need it most. We donated filtration systems to improve the quality of drinking water at healthcare institutes in Beijing, Gansu and Tianjin, The People's Republic of China; as well as the Cho Goa Hospital in Vietnam. In Cimanggis, Indonesia, our donations are building a clinic that will provide a clean and properly equipped environment for health check-ups, and Dow volunteers helped coordinate free medical service days for children, expectant mothers and the elderly. In addition, we provided a vehicle and two ambulances to a disaster response center in Arequipa, Peru.

Our Products Are Useful In Your Home

The chemical industry is typically referred to as a source of enabling technology. In fact, chemistry and chemical products enable virtually every other industry to innovate and produce many thousands of consumer and industrial products. Products from The Dow Chemical Company and other companies in the chemical industry are useful to consumers literally every moment of the day. Let us show you what we mean by visiting a familiar location...the household kitchen.



- Paint on wall and ceiling contains latex, thickener, solvents and biocides.
- Cleaning products used on glass and hard surfaces contain surfactants, solvents and biocides.
- Processed foods contain thickeners and stabilizers.
- Appliances contain polymers and foam insulation.
- Walls contain insulation.
- Laptops are made lighter and more durable with plastics.
- Hand lotions, makeup and hair care products contain conditioning polymers, solvents and biocides.
- Paper is brightened with chelants and coated with latex.
- Inks contain solvents and specialty chemicals.
- Vitamins are made with a coating which makes them easier to swallow.
- Diapers contain superabsorbents to keep babies drier.
- Natural gas used in stove and home heating is purified with gas treating products and services.
- Beverages are processed with ion exchange resins and contain chelants for color stability.
- Fabrics contain elastic fibers and are dry-cleaned with solvents.
- Liquid soaps and detergents contain surfactants and solvents.
- Paper towels are strengthened with resins.
- Tap water is purified with reverse osmosis technology.
- Wall board is made stronger with cellulosic products.
- Caulk around windows contains latex.
- Adhesive used to attach the windows to the cabinets contains solvents and latex.
- Air fresheners contain cellulosic products.
- Home electronics contain polystyrene and polycarbonate resins.

Corporate Profile

Dow is a leading science and technology company that provides innovative chemical, plastic and agricultural products and services to many essential consumer markets. In 2003, Dow had annual sales of approximately $33 billion and employed approximately 46,000 people. The Company serves customers in more than 180 countries and a wide range of markets that are vital to human progress, including food, transportation, health and medicine, personal and home care, and building and construction, among others. The Company has 180 manufacturing sites in 37 countries and supplies more than 3,500 products grouped within the operating segments listed on the following pages. The Corporate Profile is an integral part of Note T to the Financial Statements.

Performance Plastics

Applications: automotive interiors, exteriors, chassis/power train and body engineered systems • building and construction, thermal and acoustic insulation, roofing • communications technology, telecommunication cables, electrical and electronic connectors • footwear • home and office furnishings: kitchen appliances, power tools, floor care products, mattresses, carpeting, flooring, furniture padding, office furniture • information technology equipment and consumer electronics • packaging, food and beverage containers, protective packaging • sports and recreation equipment • wire and cable insulation and jacketing materials for power utility and telecommunications

Dow Automotive business delivers innovative solutions for automotive interior, exterior, chassis/power train and body engineered systems applications. As a leading global supplier of resins, engineering plastic materials, fluids, adhesives, sealants, epoxy dampers, structural bonding and reinforcement products, and thermal and acoustical management solutions, Dow Automotive has been recognized for its automotive components and systems. The business also provides research and development, design expertise and advanced engineering.

Products: Betabrace reinforcing composites; *Betadamp* acoustical damping systems; *Betafoam* NVH and structural foams; *Betaguard* sealers; *Betamate* structural adhesives; *Betaseal* glass bonding systems; *Calibre* polycarbonate resins; *Dow* polypropylene resins and automotive components made with *Dow* polypropylene; Injection-molded dashmats and underhood barriers; *Inspire* performance polymers; *Integral* adhesive film; *Magnum* ABS resins; *Pulse* engineering resins; *Questra* crystalline polymers; *Retain* recycle content resins; *Spectrim* reaction moldable polymers; *Strandfoam* polypropylene foam

Engineering Plastics business offers one of the broadest ranges of engineering polymers and compounds of any global plastics supplier. The business complements its product portfolio with technical and commercial capabilities to develop solutions that deliver improved performance to customers while lowering their total cost.

Products: Calibre polycarbonate resins; *Emerge* advanced resins; *Inclosia* solutions; *Isoplast* engineering thermoplastic polyurethane resins; *Magnum* ABS resins; *Pellethane* thermoplastic polyurethane elastomers; *Prevail* engineering thermoplastic resins; *Pulse* engineering resins; *Questra* crystalline polymers; *Tyril* SAN resins

Epoxy Products and Intermediates business manufactures a wide range of epoxy products, as well as intermediates used by other major epoxy producers. Dow is a leading global producer of epoxy products, supporting customers with high-quality raw materials, technical service and production capabilities.

Products: Acetone; Acrylic monomers; Allyl chloride; Bisphenol A; *D.E.H.* epoxy catalyst resins; *D.E.N.* epoxy novolac resins; *D.E.R.* epoxy resins (liquids, solids and solutions); *Derakane* and *Derakane Momentum* epoxy vinyl ester resins; Epichlorohydrin; Epoxy acrylates; *Optim* glycerine; Phenol; UV specialty epoxies

Fabricated Products business manufactures and markets an extensive line of plastic film and foam products. The business sets the competitive standard by creating high-performance solutions in industries ranging from packaging and construction to telecommunications, automotive and medical.

Products: Covelle HF weldable polyolefin film; *Dow* backing layer film; *Envision* custom foam laminates; *Ethafoam* polyethylene foam; *Equifoam* comfort products; *Immotus* acoustic panels; *Integral* adhesive film; *Lamdex* polyolefin foam; *Opticite* label film; Polypropylene foam; *Procite* window envelope film; *Quash* sound management foam; *Saranex* barrier medical film; *Styrofoam* brand products (including *Styrofoam Weathermate Plus* housewrap and *Styrofoam* all-purpose tape); *Synergy* soft touch foam; *Tanklite* protective insulation; *Trenchcoat* protective film; *Trycite* polystyrene film; *Trymer* polyisocyanurate foam; *Zetabon* coated metal cable armor





Polyurethanes and Polyurethane Systems businesses are leading global producers of polyurethane raw materials and polyurethane systems. Differentiated by their ability to globally supply a high-quality, consistent and complete product range, these businesses emphasize both existing and new business developments while facilitating customer success with a global market and technology network.

Products: *The Enhancer* and *Lifespan* carpet backings; *Froth-Pak* polyurethane spray foam; *Great Stuff* polyurethane foam sealant; *Insta-Stik* roof insulation adhesive; *Isonate* pure and modified methylene diphenyl diisocyanate (MDI); *Papi* polymeric MDI; Propylene glycol; Propylene oxide; *Specflex* copolymer polyols; *Syntegra* waterborne polyurethane dispersions; *Tile Bond* roof tile adhesive; *Voracor, Voralast, Voralux* and *Vorastar* polyurethane systems; *Voranate* toluene diisocyanate (TDI) ; *Voranol* and *Voranol Voractiv* polyether and copolymer polyols; *Woodstalk* fiberboard products

Technology Licensing and Catalyst business includes licensing and supply of related catalysts for the *Unipol* polypropylene process, the *Meteor* process for ethylene oxide (EO) and ethylene glycol (EG), the *LP Oxo* process for oxo alcohols, and the *Qbis* bisphenol A process. Licensing of the *Unipol* polyethylene process and related catalysts, including metallocene catalysts, are handled through Univation Technologies, LLC, a 50:50 joint venture co-owned by Union Carbide Corporation (UCC), a wholly owned subsidiary of Dow. The business also includes UOP LLC, a 50:50 joint venture co-owned by UCC, which supplies process technology, catalysts, molecular sieves and adsorbents to the petroleum refining, petrochemical and gas processing industries.

Products: *LP Oxo* process technology; *Meteor* EO/EG process technology and catalysts; *Qbis* bisphenol A process technology and *Dowex Qcat* catalyst; *Shac* catalysts; *Unipol* process technology

Wire and Cable Compounds business is the leading global producer of a variety of performance polyolefin products that are marketed worldwide for wire and cable applications. Chief among these are polyolefin-based compounds for high-performance insulation, semiconductives and jacketing systems for power distribution, telecommunications and flame-retardant wire and cable.

Products: *Redi-Link* polyethylene; *Si-Link* crosslinkable polyethylene; *Unigard* high-performance flame-retardant compounds; *Unigard* reduced emissions flame-retardant compounds; *Unipurge* purging compounds; Wire and cable insulation and jacketing compounds

Performance Chemicals

Applications: agricultural and pharmaceutical products and processing • building materials • chemical processing and intermediates • food processing and ingredients • household products • paints, coatings, inks, adhesives, lubricants • personal care products • pulp and paper manufacturing, coated paper and paperboard • textiles and carpet • water purification

Custom and Fine Chemicals business provides products and services to other specialty chemical, pharmaceutical, biopharmaceutical and agricultural chemical producers, and also produces fine chemicals for household paints and various other applications.

Products and Services: Basic nitroparaffins and nitroparaffin-based specialty chemicals of ANGUS Chemical Company; Contract manufacturing services provided by the Dowpharma and Dow Haltermann Custom Processing businesses; Fine and specialty chemicals from the Dow Haltermann Custom Processing business, and Chirotech Technology Limited and Mitchell Cotts Chemicals Limited, wholly owned subsidiaries of Dow; Test and reference fuels, printing ink distillates, pure hydrocarbons and esters, and derivatives from Haltermann Products, a wholly owned subsidiary of Dow

Emulsion Polymers business is the world's largest supplier of synthetic latex, and the most globally diverse of the styrene-butadiene latex suppliers. Dow is the largest supplier of latex for coating paper and paperboard used in magazines, catalogues and food packaging. Dow is also the world's largest supplier of latexes used in carpet production.

Products: Acrylic latex; Butadiene-vinylidene latex; Polystyrene latex; Styrene-acrylate latex; Styrene-butadiene latex

Industrial Chemicals business provides products used as functional ingredients or processing aids in the manufacture of a diverse range of products. Dow's surfactants and biocides businesses provide value-added ingredients for household and personal care products.

Products: Biocides; *Carbowax* polyethylene glycols and methoxypolyethylene glycols; Diphenyloxide; *Dow* polypropylene glycols; *Dowfax, Tergitol* and *Triton* surfactants; *Dowtherm, Syltherm* and *Ucartherm* heat transfer fluids; *UCAR* deicing fluids; *UCON* fluids; *Versene* chelating agents

Oxide Derivatives business is the world's largest supplier of glycol ethers and amines to a diverse set of market applications, including coatings, household products, gas treating and agricultural products.

Products: Alkyl alkanolamines; Ethanolamines; Ethylene oxide- and propylene oxide-based glycol ethers; Ethyleneamines; Isopropanolamines

Specialty Polymers business manufactures a diverse portfolio of polymers for numerous markets and applications. The largest unit, Liquid Separations, uses several technologies to separate dissolved minerals and organics from water, making purer water for human and industrial uses.

Products: Acrolein derivatives; Acrylic acid/Acrylic esters; *Cyracure* cycloaliphatic epoxides; *Daxad* dispersants; *Dowex* ion exchange resins; *Drytech* superabsorbent polymers; Epoxidized vegetable oils; *FilmTec* membranes; Glycine; Peroxymerics; Polyvinyl acetate resins; Quaternaries; Redispersible polymer powders; Solution vinyl resins; Specialty monomers; Sulfur derivative compounds; Surface sizing polymers; *Tone* monomers, polymers and polyols

***UCAR* Emulsion Systems** business is a leading global supplier of water-based emulsions used as key components in decorative and industrial paints, adhesives, textile products, and construction products such as caulks and sealants. These products allow customers to formulate more environmentally friendly products that contain less or no solvent.

Products: *Neocar* branched vinyl ester latexes; *Polyphobe* rheology modifiers; *UCAR* all-acrylic, styrene-acrylic and vinyl-acrylic latexes

Water Soluble Polymers business provides a portfolio of high-value, multi-functional ingredients used to enhance the physical and sensory properties of end-use products in a wide range of applications including food, pharmaceuticals, oilfield, paints and coatings, personal care, building and construction, and many other specialty applications.

Products: *Cellosize* hydroxyethyl cellulose; *Ethocel* ethylcellulose resins; *Methocel* cellulose ethers; *Polyox* water-soluble resins; products for hair/skin care from Amerchol Corporation

Agricultural Sciences

Applications: control of weeds, insects and diseases in plants • pest management • seeds • traits (genes) for crops and agriculture

Dow AgroSciences business is a global leader in providing pest management, agricultural and crop biotechnology products. The business develops, manufactures and markets products for crop production; weed, insect and plant disease management; and industrial and commercial pest management. Dow AgroSciences is building a leading plant genetics and biotechnology business in crop seeds and traits for seeds.

Products: *Clincher* herbicide; *Dithane* fungicide; *Dursban* and *Lorsban* insecticides; *Fortress* fungicide; *Gallant* herbicide; *Garlon* herbicide; *Glyphomax* herbicide; *Grandstand* herbicide; *Herculex I* insect protection; *Keystone* herbicide; *Lontrel* herbicide; *Mustang* herbicide; *Mycogen* seeds; *Natreon* canola and high-oleic sunflower oils; *PhytoGen* cottonseeds; *Sentricon* Termite Colony Elimination System; *Starane* herbicide; *Stinger* herbicide; *Telone* soil fumigant; *Tordon* herbicide; *Tracer Naturalyte* insect control; *Vikane* structural fumigant

Plastics

Applications: adhesives • appliances and appliance housings • agricultural films • automotive parts and trim • beverage bottles • bins, crates, pails and pallets • building and construction • coatings • consumer and durable goods • consumer electronics • disposable diaper liners • fibers and nonwovens • films, bags and packaging for food and consumer products • hoses and tubing • household and industrial bottles • housewares • hygiene and medical films • industrial and consumer films and foams • information technology • oil tanks and road equipment • plastic pipe • toys, playground equipment and recreational products • wire and cable compounds

Polyethylene business is the world's leading supplier of polyethylene-based solutions through sustainable product differentiation. Through the use of multiple catalyst and process technologies, Dow offers one of the industry's broadest ranges of polyethylene solutions for a wide variety of applications. DuPont Dow Elastomers LLC, a Dow co-owned 50:50 joint venture, leverages *Insite* Technology, Dow's proprietary catalyst and process technology, into elastomeric products.





Products: Affinity polyolefin plastomers; *Amplify* functional polymers; *Aspun* fiber grade resins; *Attane* ultra low density polyethylene (ULDPE) resins; *Continuum* bimodal polyethylene resins; *Dow* high density polyethylene (HDPE) resins; *Dow* low density polyethylene (LDPE) resins; *Dow XLA* elastic fiber for the textile industry; *Dowlex* polyethylene resins; *Elite* enhanced polyethylene (EPE) resins; *Flexomer* very low density polyethylene (VLDPE) resins; *Primacor* copolymers; *Saran* barrier resins and films; *Tuflin* linear low density polyethylene (LLDPE) resins; *Unival* HDPE resins

Polypropylene business, a major global polypropylene supplier, provides a broad range of products and solutions tailored to customer needs by leveraging Dow's leading manufacturing and application technology, research and product development expertise, extensive market knowledge and strong customer relationships.

Products: Homopolymer polypropylene resins; Impact copolymer polypropylene resins; *Inspire* performance polymers; Random copolymer polypropylene resins

Polystyrene business, the global leader in the production of polystyrene resins, is uniquely positioned with geographic breadth and participation in a diversified portfolio of applications. Through market and technical leadership and low cost capability, Dow continues to improve product performance and meet customer needs.

Products: Styron A-Tech advanced technology polystyrene resins; *Styron* general purpose polystyrene resins; *Styron* high-impact polystyrene resins; *Styron* ignition-resistant polystyrene resins

The Plastics segment also includes polybutadiene rubber, polyethylene terephthalate (PET), purified terephthalic acid (PTA), styrene-butadiene rubber and several specialty resins.

Chemicals

Applications: agricultural products ◆ alumina ◆ automotive antifreeze, coolant systems ◆ carpet and textiles ◆ chemical processing ◆ dry cleaning ◆ dust control ◆ household cleaners and plastic products ◆ inks ◆ metal cleaning ◆ packaging, food and beverage containers, protective packaging ◆ paints, coatings and adhesives ◆ personal care products ◆ petroleum refining ◆ pharmaceuticals ◆ plastic pipe ◆ pulp and paper manufacturing ◆ snow and ice control ◆ soaps and detergents ◆ water treatment

Core Chemicals business is a leading global producer of each of its basic chemical products, which are sold to many industries worldwide, and also serve as key raw materials in the production of a variety of Dow's performance and plastics products.

Products: Acids; Alcohols; Aldehydes; Caustic soda; Chlorine; Chloroform; *ComboTherm* blended deicer; *Dowflake* calcium chloride; *Dowper* dry cleaning solvent; Esters; Ethylene dichloride (EDC); *Liquidow* liquid calcium chloride; *Maxicheck* procedure for testing the strength of reagents; *Maxistab* stabilizers for chlorinated solvents; Methyl chloride; Methylene chloride; Monochloroacetic acid (MCAA); Oxo products; *Peladow* calcium chloride pellets; Perchloroethylene; *Safe-Tainer* closed-loop delivery system; Trichloroethylene; Vinyl acetate monomer (VAM); Vinyl chloride monomer (VCM); Vinylidene chloride (VDC)

Ethylene Oxide/Ethylene Glycol business is the world's leading producer of ethylene oxide, used primarily for internal consumption, and ethylene glycol, which is sold for use in polyester fiber, PET for food and beverage container applications, polyester film and antifreeze.

Products: Ethylene glycol (EG); Ethylene oxide (EO)

Hydrocarbons and Energy

Applications: polymer and chemical production ◆ power

Hydrocarbons and Energy business encompasses the procurement of fuels, natural gas liquids and crude oil-based raw materials, as well as the supply of monomers, power and steam for use in Dow's global operations. Dow is the world leader in the production of olefins and styrene.

Products: Benzene; Butadiene; Butylene; Cumene; Ethylene; Propylene; Styrene; Power, steam and other utilities

New Business Growth includes Advanced Electronic Materials, Industrial Biotechnology, Pharmaceutical Technologies, and the Growth Center that works on new developments with a focus on identifying and pursuing commercial opportunities.

The results of New Business Growth; Venture Capital; the Company's insurance operations and environmental operations; as well as Cargill Dow LLC and Dow Corning Corporation, both of which are Dow co-owned 50:50 joint ventures; are included in **Unallocated and Other**.


DOW
CALCIUM CHLORIDE PELLETS

First Quarter

- Dow declares 366th consecutive quarterly cash dividend.
- Dow Board of Directors elects Keith R. McKennon to Board and elects Harold T. Shapiro to presiding director. Michael D. Parker retires from Board.
- Business in the Community, a United Kingdom industry group, ranks Dow as one of the top performing companies in the "Corporate Responsibility Index," a measure for responsible business practice.
- Dow Automotive business obtains exclusive rights from Cyclics Corporation to utilize and market cyclic butylene terephthalate resins to the automotive industry. These resins, combined with innovative Dow technology, will be the basis for a new family of thermoplastic materials which will deliver reduced weight with improved styling, durability, high-heat performance and dimensional stability in applications such as exterior body panels and structural components.

Second Quarter

- The American Business Awards and Miller Heiman announce that Dow is the inaugural recipient of the "Miller Heiman Sales Excellence Award" for building and maintaining strong customer relationships and for continuous reinforcement of best sales practices throughout the organization.
- Epoxy Products and Intermediates business starts up new converted epoxy resin plant in Zhangjiagang, The People's Republic of China.
- Dow and Petrochemical Industries Company of Kuwait announce a plan to construct a new ethylene and derivatives complex in Shuaiba, Kuwait.
- Dow declares 367th consecutive quarterly cash dividend.
- Dow holds 106th Annual Meeting of Stockholders.
- Polystyrene business reaches a significant milestone when it sells its one billionth pound of *Styron A-Tech* resins which meet increasing product performance and aesthetic demands in applications for appliances, packaging and food service, and consumer electronics.
- Groundbreaking ceremony is held for a second polyethylene terephthalate ("PET") train at Schkopau, Germany location of Dow Olefinverbund GmbH (formerly "BSL"), a subsidiary of Dow.
- Dow releases its 2002 on-line Public Report, *www.dowpublicreport.com*, highlighting Company progress on all three elements of the Triple Bottom Line—economic prosperity, environmental stewardship and corporate social responsibility.
- Dow reaches agreement with Freeport LNG Development regarding the potential long-term use of a proposed liquefied natural gas terminal in Texas which is well located to serve Dow's U.S. Gulf Coast facilities, providing a potentially lower cost alternative to Gulf Coast natural gas for energy use.
- The World Technology Network, headquartered in London, England, presents Dow the 2003 "World Technology Award" in the corporate category for its innovative contributions to advanced materials technology and the positive impact the new technologies have had on society.
- Dow receives second "Sustained Excellence Award" from American Chemistry Council for demonstrating excellent safety records over a three-year period.

Third Quarter

- Dow introduces *Synergy* RCA soft touch foam, a recyclable product for packaging and cushioning automotive customers' accessories and components during long-distance shipping.
- Dow Board of Directors adopts Corporate Governance Guidelines and an updated Code of Business Conduct.
- Dow AgroSciences LLC selects Dow's Midland, Michigan manufacturing site to manufacture penoxsulam, a new sulfonamides-based rice herbicide, which has received "Reduced Risk Pesticide Status" from the U.S. Environmental Protection Agency.
- Dow earns "R&D 100 Award" from *R&D Magazine* for *Dow XLA* elastic fiber.
- Amerchol Corporation, a subsidiary of Dow, announces an agreement to sell several product lines of the Amerchol business and a manufacturing plant to The Lubrizol Corporation.
- Dow declares 368th consecutive quarterly cash dividend.
- Dow and Celanese AG announce that Dow will acquire Celanese's acrylics business.
- Polyolefins and Elastomers Business Group receives the "2003 Outstanding Corporate Innovator Award" from the Product Development & Management Association, the first time a chemical company is selected for the association's prestigious award.
- Dow announces that *FilmTec* reverse osmosis membrane elements have been chosen by the Water and Desalination Authority of Israel for the largest desalination project in the world.
- Dow Jones Sustainability Group Index, an index representing the top 10 percent of leading companies committed to sustainable practices, includes Dow for fifth consecutive year.

Fourth Quarter

- *UCAR* Emulsion Systems business introduces a new latex for traffic paint that makes road markings more reflective at night and longer-lasting—which enhances traffic safety and reduces accidents.
- Dow announces its intention to build a new commercial-scale plant for the production of *Dow XLA* elastic fiber at its facilities in Tarragona, Spain. Dow also announces that this fiber will be manufactured and marketed throughout Japan by Toyobo Co.
- Dow Olefinverbund GmbH brings its new 390-kilometer olefins pipeline on stream connecting Dow's sites in Central Germany with its Stade site in Northern Germany.
- Dowpharma announces completion of its commercial-scale cGMP oligonucleotide manufacturing facility in Midland, Michigan.
- Dow Board of Directors elects Andrew N. Liveris as president and chief operating officer. William S. Stavropoulos relinquishes his role as president, but continues as chairman of the Board and chief executive officer. Additionally, Dow Board of Directors elects Jeff M. Fettig to Board.
- Dow receives the "2003 BEST Award" from American Society for Training & Development for demonstrating enterprise-wide success as a result of employee learning and development.
- Dow declares 369th consecutive quarterly cash dividend.
- Dow's 2003 safety performance is the best ever in the history of the Company, with a 75 percent improvement from an injury and illness baseline set in 1994.



- Dow's 2003 sales increase to $32.6 billion, establishing a new sales record for the Company.

2003 Financial Report

FORWARD-LOOKING INFORMATION

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements made by or on behalf of The Dow Chemical Company and its subsidiaries ("Dow" or the "Company"). This section covers the current performance and outlook of the Company and each of its operating segments. The forward-looking statements contained in this section and in other parts of this document involve risks and uncertainties that may affect the Company's operations, markets, products, services, prices and other factors as more fully discussed elsewhere and in filings with the U.S. Securities and Exchange Commission ("SEC"). These risks and uncertainties include, but are not limited to, economic, competitive, legal, governmental and technological factors. Accordingly, there is no assurance that the Company's expectations will be realized. The Company assumes no obligation to provide revisions to any forward-looking statements should circumstances change, except as otherwise required by securities and other applicable laws.

INTRODUCTORY NOTE TO READERS

On February 6, 2001, Union Carbide Corporation ("Union Carbide") merged with a subsidiary of the Company and became a wholly owned subsidiary of Dow. The accompanying consolidated financial statements of The Dow Chemical Company and its subsidiaries give retroactive effect to the Union Carbide merger, which was accounted for as a pooling of interests. Accordingly, the consolidated financial statements include the combined accounts of the two companies for all periods presented. See Note C to the Consolidated Financial Statements for additional information.

ABOUT DOW

Dow is a diversified, worldwide manufacturer of more than 3,500 basic and performance chemicals and plastics, and agricultural products that are primarily used by customers as raw materials to manufacture a diverse range of products, which serve numerous consumer markets. Dow is the largest U.S. producer of chemicals and plastics, in terms of sales, with total sales of $33 billion in 2003. The Company conducts its worldwide operations through global businesses, which are reported in six operating segments: Performance Plastics, Performance Chemicals, Agricultural Sciences, Plastics, Chemicals, and Hydrocarbons and Energy.

With customers in more than 180 countries, approximately 45 percent of the Company's sales are in North America; 35 percent are in Europe and the remaining 20 percent are from sales to customers in Asia Pacific and Latin America. The Company employs approximately 46,000 people and has a broad, global reach with 180 manufacturing sites in 37 countries.

2003 OVERVIEW

Relatively slow global economic growth in 2001 and 2002 dampened demand in the chemical industry in those years, resulting in substantial overcapacity for many products. For example, global industry operating rates for ethylene, a basic building-block chemical, had fallen to near 85 percent, substantially below the 90 percent level that is generally considered to represent balanced supply/demand conditions. Although the prices of oil and natural gas, which are key raw materials for the chemical industry, had declined somewhat during those years, prices of many chemical industry products had fallen further, squeezing margins. Late in 2002, costs of these raw materials began to rise sharply, straining the profitability of the chemical industry even more.

In January 2003, following two years of disappointing results, the Company announced an action plan ("2003 Action Plan") with the express goal of improving the earnings and financial strength of Dow. To accomplish this, all corporate initiatives that were not considered business critical were postponed or cancelled, so all employees could be engaged and focused on four objectives:

- To manage the price of Dow's products without sacrificing volume
- To reduce structural costs by $400 million and capital expenditures by $400 million
- To shut down under-utilized and non-competitive assets
- To accelerate changes in Dow's portfolio, including the sale of non-strategic assets

In response to the 2003 Action Plan, sales in 2003 increased 18 percent to $33 billion, establishing a new sales record for the Company. 2003 was the first year since the last industry peak in 1995 that the margin between selling prices and the cost of feedstocks improved. Price/volume management continues to be a difficult challenge for Dow. While Dow's overall operating rate improved from 78 percent in 2002 to 82 percent in 2003, industry operating rates remain relatively low and some key products are still in oversupply.

Due to the focus on costs, the Company reduced its structural costs in 2003 by more than $600 million (including reductions in materials and supplies, purchased services, travel and labor costs), exceeding the goal set in the 2003 Action Plan by more than $200 million. This reduction was accomplished by controlling discretionary spending throughout the organization, through the application of Six Sigma methodology (a disciplined approach to achieving performance excellence) and through the reduction of approximately 3,600 employees. Reflecting the success of Dow's efforts to reduce costs, selling, general and administrative expenses were down 13 percent in 2003 from 2002.

Dow's purchased feedstock and energy costs (which are largely based on derivatives of oil and natural gas) rose 33 percent in 2003, an increase of $2.7 billion. These costs represented 36 percent of the Company's total production costs and operating expenses in 2003. Because these costs are substantial, Dow has taken a number of steps over the years to help mitigate the impact of high and volatile feedstock costs:

- Conservation—Since the early 1990s, the Company has added nine new co-generation facilities and improved overall manufacturing efficiency.
- Global sourcing—The Company's global network of manufacturing plants allows it to supply export markets from lower cost sites.
- Feedstock flexibility—Dow's manufacturing flexibility allows it to optimize feedstock mix, reducing exposure to higher cost feedstocks.
- Hedging—The Company uses both financial and physical hedging to reduce the negative effect of feedstock price volatility.

Capital expenditures in 2003 were $1.1 billion, down more than $500 million from 2002, exceeding the Company's goal set in the 2003 Action Plan by more than $100 million. This was accomplished without sacrificing the efficiency, safety and environmental performance of Dow's manufacturing facilities. As discussed in Environmental Matters, the Company's key environmental measures continued to improve in 2003, with 70 percent of Dow's manufacturing plants reporting no injuries during the year.

Working capital management was another significant contributor to improved financial performance. In 2003, the Company improved days-sales-in-inventory from 64 days to 56 days, and days-sales-outstanding-in-receivables from 45 days to 42 days.

In 2003, the Company reviewed its assets to identify under-utilized and non-competitive assets. As a result, Dow shut down two Union Carbide ethylene plants in Texas, as well as 14 small facilities in North America, Europe and Latin America during the year. Also during 2003, the Company sold assets identified as non-strategic, including the oryzalin herbicide business, the methyl glucoside and lanolin derivatives businesses, and Union Carbide's joint venture interest in Sunrise Chemical LLC.

As a result of these actions and some improvement in overall economic conditions, Dow substantially increased earnings, improved cash flow and reduced net debt in 2003.

- Diluted earnings per common share were $1.87 in 2003 (including a tax benefit of $454 million, equivalent to $0.49 per share), compared with a loss of $0.37 per share in 2002 (which included a net charge of $1.1 billion, $0.71 per share, primarily related to potential asbestos liabilities, merger-related expenses and restructuring).
- Cash provided by operating activities improved $1.7 billion in 2003 compared with 2002. Free cash flow (cash provided by operating activities minus capital expenditures and dividends paid to stockholders) improved $2.2 billion.

- Net debt (total debt minus cash, cash equivalents, marketable securities and interest-bearing deposits) was down $788 million in 2003. Net debt to total capitalization was 50.3 percent at the end of 2003, down from 56.0 percent at the end of last year.

The Company anticipates that stronger global economic growth in 2004 will improve chemical industry demand, tightening supply/demand balances to some extent. However, feedstock and energy costs are expected to remain high and volatile, especially early in the year. The Company will continue to focus on the steps outlined in the 2003 Action Plan: price/volume management; sustaining the improvement in structural costs achieved in 2003; continued discipline in capital spending, targeting $1.3 billion in 2004; additional shutdown of non-competitive assets; and further divestitures of non-strategic assets. The objective of these actions is to further improve Dow's earnings and financial position.

RESULTS OF OPERATIONS

Dow's sales for 2003 were $32.6 billion, compared with $27.6 billion in 2002 and $28.1 billion in 2001. Sales for the year grew 18 percent, as prices rose 14 percent and volume grew 4 percent. The increase in prices, which was driven by increasing feedstock and energy costs and the favorable impact of currency in Europe, was broad-based as prices improved across all businesses and in all geographic areas. The increase in volume reflected an improvement in economic conditions. While volume improved in all geographic areas, the change in volume across the operating segments was mixed; volume was up in all operating segments except Performance Plastics, which was flat compared with last year, and Plastics, which reported a slight decline. In 2002, sales declined slightly compared with 2001 as selling prices fell 6 percent and volume increased 4 percent. Prices in 2002 were lower in all operating segments and across all geographic areas, reflecting the difficult economic environment. Volume growth in 2002 was strongest in Asia Pacific and Latin America, with Plastics showing the greatest improvement in both regions. Volume also improved in Europe, aided by acquisitions in mid-2001. See Sales Price and Volume table on page 31 for details regarding the change in sales.

Selling Price Index 2002=100


99 104
00 112
01 106
02 100
03 114

Volume/Mix Index 2002=100


99 91
00 96
01 95
02 100
03 104

Sales in the United States accounted for 39 percent of total sales in 2003, compared with 41 percent in 2002 and 43 percent in 2001. Sales and other information by operating segment and geographic area are provided in Note T to the Consolidated Financial Statements. See Segment Results for a narrative discussion of results for each of the operating segments.

Gross margin for 2003 was $4,455 million, compared with $3,829 million in 2002 and $4,183 million in 2001. Gross margin improved $626 million in 2003, compared with 2002, as higher selling prices of $4.0 billion, as well as volume growth and the impact of improved operating rates, more than offset an increase of $2.7 billion in feedstock and energy costs and the negative impact of currency on costs. Gross margin for 2002 decreased $354 million versus 2001, as a $1.7 billion decline in selling prices more than offset the favorable impact of lower feedstock and energy costs of approximately $850 million. Higher volume, cost control efforts and the realization of merger- and acquisition-related cost synergies reduced the negative impact of this margin compression in 2002.

Dow's global plant operating rate for its chemicals and plastics businesses was 82 percent of capacity in 2003, up from 78 percent in 2002 and 76 percent in 2001. Operating rates in 2003 rose as the Company increased run rates to support increasing demand, a reflection of improved economic conditions. The lower operating rates in the previous two years reflect reduced run rates at several of the Company's plants in an effort to manage inventory levels. Depreciation expense was $1,753 million in 2003, compared with $1,680 million in 2002 and $1,595 million in 2001.

Operating Rate (percent)


99 87%
00 84%
01 76%
02 78%
03 82%

Personnel count was 46,372 at December 31, 2003; 49,959 at the end of 2002 and 52,689 at the end of 2001. The decline in headcount in 2003 was the direct result of the Company's 2003 Action Plan. Headcount decreased in 2002 primarily due to the Company's merger-related workforce reduction program.

Operating expenses (research and development, and selling, general and administrative expenses) totaled $2,373 million in 2003, down 11 percent from $2,664 million in 2002 and down 16 percent from $2,837 million in 2001. Operating expenses continued to decline due to the Company's sustained focus on reducing costs and the continued realization of merger- and acquisition-related cost synergies. In 2004, the Company plans to continue its dedication to sustaining the reduction in operating expenses.

Research and development ("R&D") expenses were $981 million in 2003, compared with $1,066 million in 2002 and $1,072 million in 2001. R&D expenses continued to decline as the Company continued its cost control efforts and as spending on growth initiatives was focused on those opportunities with the greatest potential for value creation.

Research and Development Expenses (in millions)


99 $1,075
00 $1,119
01 $1,072
02 $1,066
03 $981

Selling, general and administrative ("SG&A") expenses were $1,392 million in 2003, down 13 percent from $1,598 million in 2002 and down more than 20 percent from $1,765 million in 2001. SG&A expenses continued to decline in 2003 due to the Company's ongoing efforts to reduce expenses. SG&A expenses represented 4 percent of sales in 2003, down from 6 percent of sales in 2002 and 2001.

RESULTS OF OPERATIONS (continued)

Selling, General and Administrative Expenses *(in millions)*


99
$1,776
00
$1,825
01
$1,765
02
$1,598
03
$1,392

The following table illustrates the relative size of the primary components of total production costs and operating expenses of Dow. More information about each of these components can be found in other sections of Management's Discussion and Analysis of Financial Condition and Results of Operations, Notes to the Consolidated Financial Statements, and Eleven-Year Summary of Selected Financial Data.

Production Costs and Operating Expenses

COST COMPONENTS AS A PERCENT OF TOTAL	2003	2002	2001
Hydrocarbon feedstocks and energy	36%	29%	31%
Salaries, wages and employee benefits	14	14	13
Maintenance	4	4	4
Depreciation	6	6	6
Merger-related expenses and restructuring, IPR&D and asbestos-related charge	–	4	5
Supplies, services and other raw materials	40	43	41
Total	100%	100%	100%

Amortization of intangibles was $63 million in 2003, $65 million in 2002 and $178 million in 2001. The decline in amortization of intangibles from 2001 was due to the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." In accordance with the statement, Dow ceased amortization of goodwill effective January 1, 2002. During the fourth quarter of 2003, the Company performed impairment tests for goodwill in conjunction with its annual budgeting process. As a result of this review, it was determined that no goodwill impairments existed. See Notes A, F and T to the Consolidated Financial Statements for additional information regarding goodwill and other intangible assets.

During 2001, the Company completed the appraisal of the technology acquired with the purchase of Rohm and Haas Company's agricultural chemicals business and recorded a charge for purchased in-process research and development ("IPR&D") of $69 million in the Agricultural Sciences segment. See Notes B and C to the Consolidated Financial Statements for further details regarding the acquisition and IPR&D charge.

During 2002, the Company recorded one-time merger and integration costs of $41 million and additional merger-related severance of $66 million. "Merger-related expenses and restructuring" also included the following charges in 2002: severance of $5 million related to a workforce reduction at Dow AgroSciences; and asset write-downs and impairments of $131 million and severance of $37 million related to restructuring activities undertaken by the Company following the appointment of a new President and CEO in late 2002. See Note B to the Consolidated Financial Statements for additional information.

During 2001, a special charge of $1.5 billion (reflected in Unallocated and Other) was recorded for merger-related expenses and restructuring, which included transaction costs, employee severance, the write-down of duplicate assets and facilities, and other merger-related expenses. For further details, see Note B to the Consolidated Financial Statements.

In the fourth quarter of 2002, following the completion of a study to estimate the cost of resolving pending and potential future asbestos-related claims filed against Union Carbide and Amchem Products, Inc., the amount recorded for asbestos-related liabilities was increased to $2.2 billion, resulting in a charge of $828 million after recording related insurance receivables. See Critical Accounting Policies, Asbestos-Related Matters of Union Carbide Corporation, and Note J to the Consolidated Financial Statements for additional information.

Dow's share of the earnings of nonconsolidated affiliates in 2003 amounted to $322 million, up significantly from $40 million in 2002 and $29 million in 2001. Equity earnings in 2003 increased primarily due to stronger results from EQUATE Petrochemical Company K.S.C. ("EQUATE"), the OPTIMAL Group, Dow Corning Corporation ("Dow Corning"), Compañía Mega S.A., and Univation Technologies, LLC, partially offset by a decline in results from DuPont Dow Elastomers L.L.C. ("DDE"). Equity earnings in 2002 improved from 2001 primarily due to improved earnings from Dow Corning and DDE, and the addition of earnings from Dow Reichhold Specialty Latex LLC, a then newly formed joint venture between Dow and Reichhold, Inc. Equity earnings in 2002 were negatively impacted by three items: Dow's $10 million share of a restructuring charge recorded by UOP LLC ("UOP"), reflected in the Performance Plastics segment; Dow's $8 million share of a restructuring charge recorded by DDE, reflected in the Plastics segment; and goodwill impairment losses of $16 million related to investments in nonconsolidated affiliates, reflected in Unallocated and Other. Equity earnings in 2001 were lowered by the consolidation of Gurit-Essex in the first quarter of 2001, and the April 2001 divestiture of Union Carbide's interest in Polimeri Europa S.r.l., which was required for regulatory approval of the merger (see Note C to the Consolidated Financial Statements). Equity earnings in 2001 were further reduced by Dow's $11 million share of a restructuring charge recorded by Dow Corning and reflected in Unallocated and Other.

Sundry income includes a variety of income and expense items such as the gain or loss on foreign currency exchange, dividends from investments, and gains and losses on sales of investments and assets. Sundry income for 2003 was $146 million, compared with $54 million in 2002 and $394 million in 2001. Sundry income in 2003 increased from last year principally due to several small gains on sales of non-strategic assets, including a gain of $47 million on the sale of several product lines of Amerchol Corporation ("Amerchol") (reflected in the Performance Chemicals segment), and the favorable impact of foreign currency exchange versus 2002, primarily due to the devaluation of the Argentine peso in the first quarter of 2002. Sundry income in 2002 included a gain of $63 million on the sale of Oasis Pipe Line Company in the fourth quarter (reflected in the Hydrocarbons and Energy segment). Sundry income in 2001 included a gain of $266 million on the sale of stock in Schlumberger Ltd. (reflected in Unallocated and Other).

Interest income in 2003 was $92 million, compared with $66 million in 2002 and $85 million in 2001. The increase in interest income over last year was reflective of higher levels of cash and cash equivalents in 2003. The decline in 2002 versus 2001 reflected a decrease in short-term investment activity.

Interest expense (net of capitalized interest) and amortization of debt discount totaled $828 million in 2003, compared with $774 million in 2002 and $733 million in 2001. Interest expense was up in 2003, the result of higher levels of total debt in 2003 versus 2002. Interest expense in 2002 was up versus 2001 due to an increase in total debt, partially offset by lower interest rates.

"Income (Loss) before Income Taxes and Minority Interests" ("profit before tax") was $1,751 million in 2003, up significantly from a loss of $622 million in 2002 and a loss of $613 million in 2001. In 2003, selling prices rose $4.0 billion (including the favorable impact of currency on sales), volume improved and the Company further reduced structural costs. These combined improvements more than offset the impact of higher feedstock and energy costs of $2.7 billion and the negative impact of currency on costs, resulting in a significant improvement in earnings. Profit before tax in 2003 was further improved by increases in equity earnings and sundry income, as previously discussed. In 2002, selling prices declined $1.7 billion, exceeding the favorable impact of lower feedstock and energy costs of approximately $850 million and the realization of merger- and acquisition-related cost synergies.

The credit for income taxes was $82 million in 2003 versus a credit of $280 million in 2002 and a credit of $228 million in 2001. The Company's provision for taxes was reduced in 2003 by tax benefits of $454 million related to the utilization of foreign tax credits ($114 million), which had previously been reserved and would have otherwise expired, and revised estimates regarding the future utilization of operating loss carryforwards in Germany ($340 million related to the reversal of Dow Olefinverbund GmbH's (formerly Buna Sow Leuna Olefinverbund ("BSL")) valuation allowance). Dow's overall effective tax rate (provision) for 2003 was 21.2 percent, excluding the impact of the tax benefits of $454 million, compared with 45 percent (credit) in 2002. In 2003, stronger earnings were reported by a number of the Company's joint ventures, and since most of the earnings from these companies are taxed at the joint venture level, the impact of higher equity earnings reduced Dow's effective tax rate for the year. The 2002 tax rate was impacted by an increase in the valuation allowance by $350 million, primarily due to an increase in the valuation allowance for U.S. foreign tax credits of $114 million and the recording of valuation allowances against tax loss carryforwards in Argentina and Brazil of $192 million. In 2001, Dow's overall effective tax rate (credit) was 37.2 percent. The underlying factors affecting Dow's overall effective tax rates are summarized in Note S to the Consolidated Financial Statements.

Minority interests' share of net income in 2003 was $94 million, up from $63 million in 2002 and $32 million in 2001. The increase in minority interest in both 2003 and 2002 was primarily due to improved results at PBBPolisur S.A.

A cumulative effect of changes in accounting principles was recorded in each of the last three years. Net income for 2003 was negatively impacted by an after-tax charge of $9 million related to the adoption of SFAS No. 143, "Accounting for Asset Retirement Obligations." In 2002, an after-tax transition adjustment gain of $67 million was recognized related to the adoptions of SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." In 2001, an after-tax transition adjustment gain of $32 million was recognized related to the adoption of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." See Note A to the Consolidated Financial Statements for additional information regarding changes in accounting principles.

"Net Income (Loss) Available for Common Stockholders" was $1,730 million in 2003 (earnings of $1.87 per share), compared with a net loss of $338 million in 2002 (a loss of $0.37 per share) and a net loss of $385 million in 2001 (a loss of $0.43 per share).

Net Income (Loss) Available for Common Stockholders (in millions)


99 $1,617
00 $1,675
01 $(385)
02 $(338)
03 $1,730

The following table summarizes the impact of certain items recorded in 2003, 2002 and 2001 on profit before tax and net income:

	IMPACT ON PROFIT BEFORE TAX (1)			IMPACT ON NET INCOME (2)		
IN MILLIONS	2003	2002	2001	2003	2002	2001
Purchased in-process R&D charge	–	–	$ (69)	–	–	$ (43)
Merger-related expenses and restructuring	–	$ (280)	(1,487)	–	$ (182)	(992)
Asbestos-related charge	–	(828)	–	–	(522)	–
Reinsurance loss on WTC	–	–	(11)	–	–	(8)
Dow Corning restructuring	–	–	(11)	–	–	(11)
UOP restructuring	–	(10)	–	–	(7)	–
DuPont Dow Elastomers restructuring	–	(8)	–	–	(8)	–
Goodwill impairment losses in nonconsolidated affiliates	–	(16)	–	–	(16)	–
Gain on sale of Schlumberger stock	–	–	266	–	–	168
Gain on sale of Oasis Pipe Line	–	63	–	–	40	–
Reversal of tax valuation allowances	–	–	–	$ 454	–	–
Cumulative effect of changes in accounting principles	–	–	–	(9)	67	32
Total	–	$ (1,079)	$ (1,312)	$ 445	$ (628)	$ (854)

(1) Impact on "Income (Loss) before Income Taxes and Minority Interests"
(2) Impact on "Net Income (Loss) Available for Common Stockholders"

SEGMENT RESULTS

The Company uses EBIT (which Dow defines as earnings before interest, income taxes and minority interests) as its measure of profit/loss for segment reporting purposes. EBIT includes all operating items relating to the businesses and excludes items that principally apply to the Company as a whole. See Note T to the Consolidated Financial Statements for additional information regarding the Company's operating segments.

Performance Plastics

Performance Plastics sales increased 10 percent to $7.8 billion in 2003, compared with $7.1 billion in 2002. Sales were $7.3 billion in 2001. Prices increased 10 percent including the favorable impact of currency in Europe. Volume was unchanged from 2002. Sales in 2002 reflected a 3 percent volume improvement, aided by 2001 acquisitions, while prices decreased 6 percent versus 2001.

EBIT for the segment was $701 million in 2003, compared with $612 million in 2002 and $643 million in 2001. EBIT improved in 2003 due to strengthening prices and continued emphasis on cost control. EBIT decreased in 2002 compared with 2001, as continued competitive price pressure more than offset lower feedstock costs and the realization of acquisition-related cost synergies. EBIT in 2002 included the impact of a $10 million restructuring charge (Dow's share) recorded by UOP, a joint venture between Union Carbide and Honeywell International Inc.

Performance Plastics—Sales (in millions)


99 $7,031
00 $7,667
01 $7,321
02 $7,095
03 $7,770

Performance Plastics—EBIT (in millions)


99 $1,578
00 $1,029
01 $643
02 $612
03 $701

Dow Automotive sales were up 10 percent versus 2002. Prices improved 8 percent aided by the favorable impact of currency in Europe and the implementation of pricing initiatives on certain product offerings. While global automotive production increased only 1 percent in 2003 compared with 2002, Dow Automotive volume was up 2 percent as this business continued to expand its position within its traditional customer base. EBIT in 2003 declined slightly as higher raw material costs offset the benefits of higher prices and continued cost containment initiatives.

Engineering Plastics sales were up 11 percent compared with 2002. Intense competitive pressure in copolymers and polycarbonate continued due to excess industry capacity. Prices increased 8 percent, largely due to the favorable impact of currency in Europe. Volume was up 3 percent versus 2002. Increased volumes in copolymers, compounds and blends offset volume lost due to the sourcing of customers in Asia Pacific from LG Dow Polycarbonate Ltd, a 50:50 joint venture with LG Chemical Ltd., and Dow's departure from its nylon alliance with Solutia Inc. in May 2002. EBIT in 2003 was up slightly due to continued focus on structural cost reduction.

Epoxy Products and Intermediates reported a 10 percent increase in sales compared with 2002. Prices improved 8 percent reflecting increases in glycerine, phenol and acetone. Volume was up 2 percent versus 2002, as demand for brominated resins in the computer chip and electronics industries grew. During 2003, Dow successfully completed the startup of a new epoxy resin manufacturing facility in Zhangjiagang, The People's Republic of China. The business kept one of its three epichlorohydrin facilities in Freeport, Texas, idle as a result of low demand within the industry. Competitive pressure on industry resin prices continued due to overcapacity. EBIT in 2003 declined due to higher feedstock costs. EBIT in 2002 included a favorable litigation settlement.

Fabricated Products sales increased 12 percent in 2003, reflecting gains in both price and volume. Prices increased 10 percent, predominantly due to the favorable impact of currency in Europe. Volume increased 2 percent, finishing the year on a very strong demand trend versus a relatively slow first half. Sales of building materials were strong due to high levels of housing starts in North America and continued sales growth in The People's Republic of China and Russia, resulting from increased levels of construction and infrastructure spending. Asset optimization improved in 2003 with the permanent shutdown of the polyisocyanurate manufacturing facility in Elizabethtown, Kentucky. In addition, the business completed the sale of Spuma Pac Industria de Embalagens Ltda., a manufacturer of packaging foams in December 2003. EBIT improved due to the strengthening economic climate in the second half of 2003 and cost control initiatives.

Technology Licensing and Catalyst sales in 2003 were down 6 percent compared with 2002, as increased volume in licensing was more than offset by lower catalyst volume. The decline in catalyst sales was due primarily to a change in sourcing of polyethylene catalyst sales. Beginning in 2003, polyethylene catalysts previously sold by Dow were sourced through Univation Technologies, LLC ("Univation"), a 50:50 joint venture of the Company. Equity earnings for the business in 2003 increased due to better financial performance at Univation, due in part to the change in polyethylene catalyst sourcing, and at UOP, as a consequence of a significant cost reduction program that was initiated in 2002. As a result, EBIT for the overall business improved in 2003 versus 2002. In 2002, equity earnings were negatively impacted by Dow's $10 million share of a restructuring charge related to UOP's cost improvement program.

Polyurethanes sales were up 11 percent in 2003 versus the prior year. Prices increased 12 percent, led by the favorable impact of currency in Europe and price increases for polyols and methylene diphenyl diisocyanate ("MDI"). Volume decreased 1 percent due to weak demand for products in flexible foam applications and substantial challenges with toluene diisocyanate ("TDI") production. TDI sales volume was negatively impacted as the Company's manufacturing facility in Porto Maghera, Italy, lost nearly a full year of production in 2003. Demand for MDI and polyurethanes systems improved, with volume rebounding sharply in the second half of the year. Asset optimization initiatives included the temporary idling of the polyol facility at Priolo, Italy, and the permanent shutdown of research facilities at Meyrin, Switzerland, and MDI production facilities at Brindisi, Italy. EBIT in 2003 improved as a result of improved profit margins and lower operating costs.

Wire and Cable sales were down 3 percent in 2003. Prices increased 6 percent and volume decreased 9 percent as weak demand in the telecommunications and power industries continued. EBIT in 2003 improved as higher selling prices and expense reduction initiatives offset the impact of increased raw material costs.

Performance Plastics Outlook for 2004

For the Performance Plastics segment, anticipated improved economic conditions in 2004 are expected to result in higher sales compared with 2003. While price competition is expected to remain aggressive until capacity utilization within the industry improves, volume growth is expected across all industries. Profitability is expected to improve with increased focus on higher margin products and improved cost performance.

Dow Automotive plans to continue the implementation of value pricing initiatives to offset the anticipated downward pressure on prices in North America. Volume for Dow Automotive's traditional customer base is expected to increase in 2004, and new volume is expected through expanded participation with non-traditional customers. Engineering Plastics expects price competition to continue as competitors aggressively invest in Asia Pacific. Volume growth is expected for products in the information technology equipment, construction and appliance industries.

The Epoxy Products and Intermediates business anticipates an improvement in sales with higher volumes in Asia Pacific. Sales of intermediates to customers are anticipated to decline as production is used internally to manufacture higher value products. Prices are expected to remain highly competitive due to the evolving globalization of supply. The business plans to re-start production at its epichlorohydrin facility in Freeport, Texas, which was idled in 2003, once demand within the industry improves.

Fabricated Products expects prices to remain flat in 2004; volume growth is expected in strategic industry segments and certain geographic areas. Housing starts in North America are expected to ease from the record levels seen in the second half of 2003; however, geographic growth in Russia and The People's Republic of China represents the greatest opportunity for volume improvement. Technology Licensing and Catalyst expects the intense competitive environment within the polyolefins catalyst arena to continue in 2004, and plans to respond with a new family of advanced catalyst technology. New investment projects in emerging markets may result in additional licensing revenues.

Polyurethanes results are expected to improve and volume in TDI is expected to increase as manufacturing operations in Porto Maghera, Italy, return to full capability. Price and margin improvements are expected as supply/demand balances for MDI tighten. Wire and Cable anticipates sales in 2004 to grow at or above GDP levels.

Performance Chemicals

Performance Chemicals sales increased 8 percent to $5.6 billion in 2003, compared with $5.1 billion in 2002 and 2001. Prices increased 7 percent over 2002 due to the favorable impact of currency in Europe and higher prices in those businesses most directly impacted by feedstock costs. Volume increased 1 percent. Volume growth in Europe, Latin America and Asia Pacific was partially offset by a decline in North America due to weak economic conditions in the first nine months of the year. Sales in 2002 were comparable to sales in 2001. Prices declined 2 percent from 2001 to 2002 due to weak economic conditions, while volume increased 3 percent. The increase in volume in 2002 was primarily due to the acquisition of Ascot Plc ("Ascot") in the second quarter of 2001 and stronger sales of emulsion polymers into the coated paper and carpet industries.

EBIT in 2003 was $682 million versus $650 million in 2002 and $611 million in 2001. EBIT improved in 2003 due to the combined impact of higher prices and volume, the favorable impact of currency, and a strong focus on cost reductions. Results for 2003 also included a gain of $47 million on the sale of several product lines of Amerchol, a wholly owned subsidiary. These improvements more than offset the significant increase in feedstock and energy costs in 2003. EBIT in 2002 increased from 2001 due to the combined impact of higher sales volume, cost synergies from the Union Carbide merger and the Ascot acquisition, and a continued focus on productivity improvements.

Performance Chemicals—Sales (in millions)


99
00
01
02
03
$5,044
$5,343
$5,081
$5,130
$5,552

Performance Chemicals—EBIT (in millions)


99
00
01
02
03
$805
$536
$611
$650
$682

Custom and Fine Chemicals sales declined 8 percent versus 2002 due to the non-renewal of several customer contracts and competitive pressures in custom processing. EBIT declined in 2003 due to lower volume.

Emulsion Polymers sales increased 18 percent versus last year primarily due to a 17 percent increase in prices, including the favorable impact of currency in Europe. Despite soft demand from the printed advertising and carpet industries, volume for styrene-butadiene and styrene-acrylate latex sold to the paper and carpet industries improved 3 percent. EBIT increased significantly from last year as higher selling prices and productivity improvements more than offset the increases in styrene monomer costs.

Industrial Chemicals sales were up 9 percent compared with 2002, with volume increasing 5 percent and prices increasing 4 percent. The volume improvement was driven by stronger demand across all geographic areas. Despite higher sales, EBIT declined from last year due to a significant increase in feedstock costs.

SEGMENT RESULTS (continued)

Oxide Derivatives sales were up 15 percent versus 2002. Volume increased 7 percent due to stronger demand across all geographic areas. Prices improved 8 percent versus 2002 due to tightening global industry supply/demand balances. EBIT increased slightly versus 2002 as increased sales offset the impact of higher raw material costs.

Specialty Polymers sales increased 6 percent versus last year. Prices improved 4 percent in 2003 primarily due to the favorable impact of currency in Europe. Volume increased 2 percent versus 2002 due to a 21 percent increase in demand for *FilmTec* membranes. Despite higher feedstock and energy costs, EBIT increased in 2003 due to higher selling prices, improved volume and cost reductions.

UCAR Emulsion Systems sales were up slightly versus last year, as an 8 percent increase in prices was mostly offset by a 7 percent decline in volume. The decline in volume was due to lower demand for exterior paint in North America, the result of a wet spring season, and the overall impact of SARS on demand in Asia Pacific during the first half of 2003. EBIT declined in 2003 due to the combined impact of lower volume and higher raw material costs.

Water Soluble Polymers sales were up 6 percent versus 2002. Prices improved 4 percent, including the favorable impact of currency in Europe, while volume increased 2 percent. Demand was up for *Methocel* cellulose ethers, *Cellosize* cellulose ethers and *Polyox* water soluble resins used in the pharmaceutical industry. EBIT improved in 2003 due to higher sales, improved manufacturing reliability and a gain on the sale of several product lines of Amerchol.

Performance Chemicals Outlook for 2004

Performance Chemicals expects continued growth in 2004 as economic conditions continue to improve in Europe and North America and demand increases in selected industries. EBIT is also expected to improve in 2004 due to anticipated lower feedstock costs, higher volume, improved pricing as supply/demand balances tighten, higher operating rates and a continued focus on productivity improvements. However, uncertainty remains due to the volatility of feedstock and energy costs.

Emulsion Polymers volumes are expected to increase in most geographic areas due to an anticipated increase in both print advertising and carpet demand. Margins are also expected to continue to improve, as styrene monomer costs decline during the year.

Specialty Polymers revenues are expected to increase in 2004 due to the purchase of the acrylates business of Celanese AG on February 1, 2004. The acquisition will position the existing acrylates business as a complete, integrated acrylic acid chain with a major presence in higher value, less cyclical, downstream markets.

Custom and Fine Chemicals completed the construction of a commercial-scale oligonucleotide (a new class of breakthrough pharmaceutical therapeutics) manufacturing unit in Midland, Michigan, in the fourth quarter of 2003. Custom and Fine Chemicals anticipates higher sales in 2004 as the new facility will better position the business to serve its pharmaceutical customers through the life cycle of their drugs, from toxicology through clinical testing to long-term commercial supply.

Oxide Derivatives and Industrial Chemicals expect continued growth in demand in 2004 as global market conditions continue to improve. Prices are also expected to rise as global supply/demand balances tighten.

Agricultural Sciences

Agricultural Sciences sales were a record \$3.0 billion in 2003, compared with \$2.7 billion in 2002 and \$2.6 billion in 2001. Prices, including the favorable impact of currency, improved 7 percent versus 2002, while volume grew 4 percent. Significant price improvements were reported in Latin America, due to improved economic conditions, and in Europe, primarily due to the favorable impact of currency. Several factors contributed to the improvement in volume. New products, including florasulam herbicide, *Herculex I* insect protection, spinosad insect control products and gamma-cyhalothrin insecticide showed strong growth. Volume for existing products was up due to increased insect pressure in North America and the strength of the product portfolio acquired from Rohm and Haas in 2001. Increased sales efforts at the customer level in North America resulted in growth of *Keystone* herbicide, a new formulation of acetochlor. A reduced termite season dampened sales of *Sentricon* Termite Colony Elimination System, while improved economic conditions in Brazil and Argentina resulted in increased volume for herbicides. Significant growth in seed volume was seen in Latin America, while seed volume in the United States declined slightly.

The Agricultural Sciences segment reported record EBIT in 2003 of \$441 million versus \$154 million in 2002 and \$104 million in 2001. Expense control and increased operational efficiencies contributed to the strong EBIT improvement in 2003. EBIT in 2002 was negatively impacted by seed plant write-offs, a new import tax, the unfavorable impact of currency in Argentina, and severance of \$5 million related to a workforce reduction program. EBIT in 2001 was reduced by a \$69 million charge for purchased in-process research and development associated with the Rohm and Haas acquisition (see Note B to the Consolidated Financial Statements). EBIT in 2001 was also impacted by a charge for goodwill amortization of \$72 million. The Company ceased amortizing goodwill upon adoption of SFAS No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002 (See Notes A, F and T to the Consolidated Financial Statements).

Agricultural Sciences—Sales (in millions)



99 $2,334
00 $2,346
01 $2,612
02 $2,717
03 $3,008

Agricultural Sciences—EBIT (in millions)



99 $125
00 $212
01 $104
02 $154
03 $441

Agricultural Sciences Outlook for 2004

Agricultural Sciences sales and operational results for 2004 are expected to be at the same strong level as 2003. While growth in new products is expected, demand for the segment's mature product lines is expected to be flat to slightly lower than 2003 due to aggressive pricing competition in the United States. The business climate in the agricultural chemicals industry should see an increase in competition due to recent industry consolidation. In 2004, Dow AgroSciences expects to launch *Profume* fumigant treatment for grain elevators, representing a new use of *Vikane* gas fumigant for termites, and *Widestrike* cotton trait. A capacity increase is planned for *Dithane* DG fungicide, acquired from Rohm and Haas; and gamma-cyhalothrin, a new pyrethroid insecticide, is scheduled to be extended into major markets.

Plastics

Sales for the Plastics segment were $7.8 billion in 2003, up from $6.5 billion in 2002 and 2001. Compared with 2002, prices increased 22 percent, including the favorable impact of currency in Europe, while volume decreased 2 percent. The increase in selling prices reflects the impact of feedstock and energy costs which were considerably higher than 2002. Volume declined slightly during 2003 as demand slowed in the first half of the year in response to global political and economic conditions and as customers reduced inventories built during the fourth quarter of 2002 in anticipation of higher prices. As economic conditions improved during the second half of the year, volume began to recover; however, the growth did not completely offset the first half decline. Sales in 2002 were flat with sales in 2001 as an 8 percent improvement in volume was offset by an 8 percent decline in selling prices.

EBIT for the year was $662 million, up from $151 million in 2002. EBIT improved as higher selling prices, ongoing cost control efforts and improved equity earnings more than offset the increased feedstock and energy costs. EBIT in 2002 was up from $125 million in 2001 as increased volume and lower feedstock and energy costs offset the impact of lower selling prices. EBIT in 2002 included a $20 million charge for the write-down of ethylene styrene interpolymers market development assets located in Sarnia, Ontario, Canada.

Plastics—Sales (in millions)


99 $5,764
00 $7,118
01 $6,452
02 $6,476
03 $7,760

Plastics—EBIT (in millions)


99 $564
00 $945
01 $125
02 $151
03 $662

Polyethylene sales increased 22 percent in 2003 as prices increased 22 percent and volume was flat. Selling prices were higher in all geographic areas in response to significantly higher feedstock and energy costs. Sales volume declined in North America and Asia Pacific as customers worked to minimize their inventories; however, this decline was offset by volume gains in Europe and Latin America. In North America, low demand resulted in Dow production capacity being idled in the second half of the year. Volume improved in Europe where new Dow production capacity was brought on-line to better serve local customers. EBIT improved significantly compared with 2002 as higher selling prices, cost reduction initiatives and improved equity company earnings from EQUATE more than offset higher feedstock and energy costs.

Polypropylene sales increased 20 percent in 2003 as prices increased 21 percent and volume declined 1 percent. Polypropylene prices increased during the year in response to feedstock and energy costs that were considerably above those of 2002. While new industry capacity was brought on-line in North America during the year, demand for polypropylene recovered sufficiently to absorb the increased production volume and allow for continuing high levels of capacity utilization. Volume in Europe was negatively impacted in the third quarter by a government-mandated (every five years), six-week safety inspection and maintenance shutdown of the Company's German facility, Dow Olefinverbund GmbH (formerly BSL). The inspection was completed ahead of schedule, with no major issues identified. Demand for *Inspire* performance polymers, introduced in mid-2000, continued to grow at a very strong pace during 2003. EBIT improved significantly over 2002 as increased selling prices and cost reduction initiatives more than offset the increase in feedstock and energy costs.

Polystyrene sales increased 11 percent in 2003 as prices increased 18 percent and volume declined 7 percent. The increase in prices reflected the increase in styrene monomer costs. Geopolitical uncertainty in the Middle East and the outbreak of SARS in Asia Pacific resulted in a global slackening of demand during the first half of the year. The decline in volume also reflected the October 2002 start-up of SAL Petrochemical (Zhangjiagang) Co. Ltd., a 50:50 joint venture in The People's Republic of China, which now supplies local customers that were supplied by Dow in 2002. Overall demand began to recover in the second half of the year as customers began to restock inventories. EBIT increased significantly over 2002 as the higher selling prices and cost reduction initiatives more than offset the impact of higher styrene monomer costs.

Plastics Outlook for 2004

The anticipation of continuing volatility in feedstock and energy costs and ongoing low levels of capacity utilization will make 2004 a challenging year for Plastics.

Polyethylene selling prices, while indicative of changes in feedstock and energy costs, are expected to continue to increase in 2004, with volume improvement as demand returns to more historical growth levels. With no new global production capacity anticipated in 2004, industry capacity utilization rates should continue to improve.

Polypropylene pricing is expected to improve in 2004 as industry supply/demand balances tighten. Volume improvement is anticipated in 2004 as global demand continues to grow and no new global production capacity is expected to be added during the year.

Polystyrene volume is expected to improve in 2004 as demand increases with generally improved economic conditions. This increase, combined with little new capacity for styrene monomer within the industry, is expected to result in higher polystyrene prices. There may be some tightness in styrene monomer availability during the first half of 2004 due to scheduled plant turnarounds, which should support higher polystyrene pricing.

SEGMENT RESULTS (continued)

Chemicals

Chemicals sales were $4.4 billion in 2003, compared with $3.4 billion in 2002 and $3.6 billion in 2001. Prices rose 24 percent versus 2002, due to increases in all major products - organic intermediates, solvents and monomers ("OISM"); caustic soda; chlorinated organics; vinyl chloride monomer ("VCM"); and ethylene glycol ("EG"). Volume was up 6 percent for 2003, with increases in chlorinated organics, VCM, OISM and EG. These increases were offset slightly by a decline in caustic soda volume and the initial phaseout of the ethanol business which is part of OISM. In 2002, prices declined 11 percent and volume grew 6 percent versus 2001.

VCM sales were up 27 percent due to a 21 percent increase in prices and a 6 percent increase in volume. Price increases were driven in part by increased feedstock and energy costs. Caustic soda sales were up 20 percent due to increasing prices partially offset by declining volume due to weak demand from the pulp and paper industry. Industry capacity rationalizations continued in the United States resulting in a slight global decline in chlor-alkali capacity.

EG sales were up strongly from 2002 with prices increasing 45 percent and volume increasing 20 percent. Prices increased due to higher feedstock and energy costs and a tightening supply/demand balance. Volume increased as a result of increasing demand in the polyethylene terephthalate and polyester industries.

OISM sales were up 11 percent due to price increases. OISM continued to operate within a highly competitive environment as the solvents and intermediates industry continued consolidation in Europe and North America.

EBIT for the segment was income of $334 million in 2003 versus a loss of $78 million in 2002 and income of $111 million in 2001. EBIT in 2003 improved principally due to strong volume, higher prices and cost reductions offset by rising feedstock and energy costs. Equity earnings improved due to strong results from EQUATE and the OPTIMAL Group. EBIT in 2002 was lower primarily due to declining prices that were only partially offset by lower feedstock and energy costs. EBIT in 2002 was also impacted by costs related to the start-up of new VCM facilities in Freeport, Texas, and chlor-alkali facilities in Stade, Germany; and a $13 million charge for the write-down of assets related to the shutdown of a chlor-alkali facility in Fort Saskatchewan, Alberta, Canada.

Chemicals—Sales (in millions)


99
00
01
02
03
$3,603
$4,109
$3,552
$3,361
$4,369

Chemicals—EBIT (in millions)


99
00
01
02
03
$292
$422
$111
$(78)
$334

Chemicals Outlook for 2004

VCM margins are expected to continue to be affected by volatile feedstock and energy prices. Operating rates for manufacturers of polyvinyl chloride, which is a major end-use product for VCM, are expected to increase, thereby fueling higher demand for VCM. Caustic soda prices are expected to show gradual improvement throughout 2004 as the supply/demand balance improves.

Both price and volume for EG are expected to increase in 2004 as the global recovery continues. No new EG industry capacity is expected until late 2004; therefore, the balance of supply/demand is anticipated to tighten.

OISM volume is expected to continue its upward trend in 2004 as global market conditions improve. Pricing will be driven by changes in feedstock and energy costs. No additional industry capacity is expected to come on-line in 2004. Stronger demand is expected to lead to an improvement in the supply/demand balance in the solvents and intermediates industry. The Company expects to complete its exit of the ethanol business during 2004, as announced in October 2002.

Hydrocarbons and Energy

Hydrocarbons and Energy sales were $3.8 billion in 2003, compared with $2.4 billion in 2002 and $2.5 billion in 2001. Prices increased 27 percent and volume grew 30 percent compared to last year. Prices improved following the substantial rise in crude oil and natural gas based feedstock prices compared to the prior year. Volume increased due to new contractual commitments and higher spot sales of monomers.

Hydrocarbons and Energy—Sales (in millions)


99
00
01
02
03
$1,731
$2,626
$2,511
$2,435
$3,820

The Hydrocarbons and Energy business transfers materials to Dow's derivative businesses at cost. EBIT was income of $6 million in 2003 compared with income of $96 million in 2002 and a loss of $22 million in 2001. EBIT in 2002 included a gain of $63 million on the sale of the Company's share in the Oasis Pipe Line Company, and a loss of $44 million reflecting the impairment of the ethylene production facility in Texas City, Texas, which was shut down during 2003.

Compared with 2002, the Company's cost of purchased feedstocks and energy in 2003 increased approximately $2.7 billion, or 33 percent, due to price. Derivatives of crude oil and natural gas are used as feedstocks for the Company's ethylene production facilities, while natural gas is used as fuel. Crude oil prices have remained at relatively high levels throughout the year. On average, 2003 crude prices were over $3.50 per barrel higher than 2002 levels. North American natural gas prices started 2003 close to $6.00 per million Btu. Prices trended down in the second half of the year but ended the fourth quarter above the beginning of the year level. On average, 2003 U.S. natural gas prices were approximately $2.00 per million Btu higher than 2002.

Hydrocarbons and Energy Purchase Price Index 2002=100


99 80
00 121
01 111
02 100
03 133

Hydrocarbons and Energy Outlook for 2004
Crude oil is expected to experience moderate downward pricing pressure in 2004. Natural gas prices in North America are expected to remain volatile. Overall, hydrocarbons and energy prices are expected to be below 2003 levels. Monomer margins are expected to improve slightly following an anticipated favorable supply/demand balance as the global economy continues to improve.

Unallocated and Other
Sales were $353 million in 2003, compared with $395 million in 2002 and $546 million in 2001. Sales in 2003 were down primarily due to the divestiture of the remaining Sentrachem businesses included in Unallocated and Other. Sales in 2002 declined from 2001 primarily due to divestitures of several Sentrachem businesses during the second half of 2001 and lower revenue from insurance operations.

Included in the results for Unallocated and Other are:

- expenses related to new business development activities,
- overhead and cost recovery variances not allocated to the operating segments,
- results of insurance operations,
- gains and losses on sales of financial assets,
- foreign exchange hedging results, and
- Dow's share of the earnings/losses of Dow Corning and Cargill Dow Polymers LLC ("Cargill Dow").

EBIT was a loss of $339 million in 2003 compared with a loss of $1.5 billion in both 2002 and 2001. Results for 2003 were negatively impacted by asbestos-related defense costs of $94 million (net of insurance). In 2002, asbestos-related defense and resolution costs were $9 million (net of insurance). EBIT for 2002 was negatively impacted by several items, including an asbestos-related charge of $828 million, merger-related integration costs of $41 million, additional merger-related severance of $66 million, restructuring severance of $37 million, and the write-down of Sentrachem assets of $54 million. Results for 2002 were also negatively impacted by Dow's share of Cargill Dow's losses and lower results from insurance operations. EBIT in 2001 was negatively impacted by several items: a special charge of $1.5 billion for costs related to the Union Carbide merger; Dow's $11 million share of a restructuring charge recorded by Dow Corning, which reduced equity earnings; and an $11 million reinsurance loss on the World Trade Center (reflected in "Cost of sales"); offset by a $266 million gain on the sale of stock in Schlumberger Ltd. (reflected in "Sundry income—net").

Sales Price and Volume

	2003			2002			2001		
PERCENT CHANGE FROM PRIOR YEAR	PRICE	VOLUME	TOTAL	PRICE	VOLUME	TOTAL	PRICE	VOLUME	TOTAL
Operating Segments:									
Performance Plastics	10%	–	10%	(6)%	3%	(3)%	(4)%	(1)%	(5)%
Performance Chemicals	7	1%	8	(2)	3	1	1	(6)	(5)
Agricultural Sciences	7	4	11	(2)	6	4	(4)	15	11
Plastics	22	(2)	20	(8)	8	–	(10)	1	(9)
Chemicals	24	6	30	(11)	6	(5)	(5)	(9)	(14)
Hydrocarbons and Energy	27	30	57	(7)	4	(3)	(14)	10	(4)
Total	14%	4%	18%	(6)%	4%	(2)%	(6)%	–	(6)%
Geographic Areas:									
United States	11%	3%	14%	(4)%	(2)%	(6)%	(3)%	(5)%	(8)%
Europe	20	3	23	(4)	8	4	(8)	10	2
Rest of World	14	5	19	(11)	10	(1)	(8)	(2)	(10)
Total	14%	4%	18%	(6)%	4%	(2)%	(6)%	–	(6)%

Price includes the impact of currency.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash flows from operating, investing and financing activities, as reflected in the Consolidated Statements of Cash Flows, are summarized in the following table:

Cash Flow Summary

IN MILLIONS	2003	2002	2001
Cash provided by (used in):			
Operating activities	$ 3,780	$ 2,108	$ 1,789
Investing activities	(1,676)	(1,626)	(2,674)
Financing activities	(1,225)	787	831
Effect of exchange rate changes on cash	29	(5)	(4)
Net change in cash and cash equivalents	$ 908	$ 1,264	$ (58)

Cash provided by operating activities in 2003 increased versus 2002 primarily due to improved earnings, the collection of a non-current receivable of $335 million and the collection of an income tax refund. Earnings in 2002 were negatively impacted by merger-related expenses, restructuring costs and an asbestos-related charge. See Results of Operations for a discussion of results of operations in 2003 and 2002. Cash provided by operating activities in 2002 increased versus 2001 due to a number of factors. Accounts payable increased and inventories decreased due to the Company's efforts to optimize working capital. This was partially offset, as trade accounts receivable balances increased due to improved sales in the fourth quarter of 2002 compared with the fourth quarter of 2001.

Cash used in investing activities in 2003 increased slightly versus 2002. The level of capital expenditures decreased as a result of Dow's 2003 Action Plan to improve financial performance. However, this impact was more than offset by the Company's use of cash to purchase previously leased manufacturing facilities in Argentina for $533 million (reflected in "Purchase of previously leased assets" in the Consolidated Statement of Cash Flows) and the minority interests in several consolidated companies. Cash used in investing activities decreased in 2002 compared with 2001 due primarily to less acquisition-related activity in 2002 versus 2001.

Cash was used in financing activities in 2003 versus being provided by financing activities in 2002. A decrease in the level of proceeds provided by the issuance of long-term debt was the primary contributor to this change. Cash provided by financing activities decreased in 2002 compared with 2001. An increase in net cash generated from short- and long-term borrowings was partially offset by an increase in dividends paid in 2002. In addition, cash was generated in 2001 from the issuance of preferred securities by a new subsidiary.

Working Capital at December 31

IN MILLIONS	2003	2002
Current assets	$13,002	$11,375
Current liabilities	9,534	8,856
Working capital	$ 3,468	$ 2,519
Current ratio	1.36:1	1.28:1

Working Capital (in millions)


99
00
01
02
03
$2,848
$1,150
$2,183
$2,519
$3,468

Cash, cash equivalents, marketable securities and interest-bearing deposits increased $861 million in 2003. At December 31, 2003, total inventories were $4.1 billion, down from $4.2 billion at December 31, 2002, primarily due to the Company's supply chain optimization efforts and the sales of several lines of business, including the methyl glucoside and lanolin derivatives businesses from Amerchol, Dow AgroSciences' oryzalin herbicide business, several small Sentrachem businesses and the Company's latex glove business. Days-sales-in-inventory at December 31, 2003 were 56 days versus 64 days at December 31, 2002. At December 31, 2003, trade receivables were $3.6 billion, up from $3.1 billion last year. Days-sales-outstanding-in-receivables (excluding the impact of sales of receivables) were 42 days at December 31, 2003 and 45 days at December 31, 2002.

Total Debt at December 31

IN MILLIONS	2003	2002
Notes payable	$ 258	$ 580
Long-term debt due within one year	1,088	797
Long-term debt	11,763	11,659
Gross debt	$13,109	$13,036
Cash and cash equivalents	$ 2,392	$ 1,484
Marketable securities and interest-bearing deposits	42	89
Net debt	$10,675	$11,463
Gross debt as a percent of total capitalization	55.4%	59.2%
Net debt as a percent of total capitalization	50.3%	56.0%

Debt as a Percent of Total Capitalization (percent)


99
00
01
02
03
42.2%
42.5%
48.9%
59.2%
55.4%

As part of its ongoing financing activities, Dow routinely issues promissory notes under its U.S. and Euromarket commercial paper programs. At December 31, 2003, there were no commercial paper borrowings outstanding. In the event Dow is unable to access these short-term markets, due to a systemic disruption or other extraordinary events, Dow has the ability to access liquidity through its committed and available credit facilities with various U.S. and foreign banks totaling $3.0 billion in support of its working capital requirements and commercial paper borrowings. These facilities include a $1.75 billion 364-day revolving credit facility and a $1.25 billion 5-year revolving credit facility, both of which mature in June 2004. The Company intends to renew these facilities at maturity. Additional unused credit facilities totaling $894 million were available for use by foreign subsidiaries.

At December 31, 2003, the Company had $1,955 million of SEC-registered securities available for issuance under a shelf registration, as well as Euro 2 billion (approximately $2.5 billion) available for issuance under the Company's Euro Medium Term Note Program. On June 26, 2003, the Company filed a registration statement on Form S-3 with the SEC for an additional $1.5 billion of registered securities. This registration statement has not yet been declared effective by the SEC.

On June 21, 2002, the Company launched a U.S. retail Medium-Term Note Program under which the Company has issued a total of $826 million in notes to date, including $366 million issued in 2003, with maturity dates ranging from 2005 through 2013.

Dow's public debt instruments and documents for its private funding transactions contain, among other provisions, certain covenants and default provisions. At December 31, 2003, Dow was well below the debt covenant of 65 percent and expects to further reduce debt as a percent of total capitalization in 2004. See Note K to the Consolidated Financial Statements for information on such covenants and default provisions.

On January 31, 2003, Moody's Investor Services reaffirmed the Company's senior unsecured debt rating of "A3" and its short-term debt rating of "Prime-2," but changed its ratings outlook to "negative." On February 3, 2003, Fitch, Inc. lowered the Company's senior unsecured debt rating from "A" to "A-" and its short-term debt rating from "F1" to "F2" and maintained its rating outlook as "negative." On March 14, 2003, Standard & Poor's lowered the Company's senior unsecured debt rating from "A" to "A-" and its short-term debt rating from "A1" to "A2" and maintained its rating outlook as "negative." The Company's ability to access credit facilities has not been affected as a result of these changes.

Variable Interest Entities

At the beginning of 2003, the Company had operating leases with nine special purpose entities that were variable interest entities ("VIEs") as defined under FASB Interpretation No. 46, "Consolidation of Variable Interest Entities." Seven of the VIEs were dissolved during the second quarter of 2003, and the rights and obligations of the dissolved VIEs under the existing lease agreements were assumed by lessors that were not VIEs. Information regarding the remaining two VIEs follows.

During the second quarter of 2003, Dow terminated its lease of an ethylene facility in The Netherlands with a VIE and entered into a lease with a new owner trust, which is also a VIE. However, Dow is not the primary beneficiary of the owner trust and is, therefore, not required to consolidate the owner trust. At December 31, 2003, the facility was valued at $394 million. Upon expiration of the lease, which matures in 2014, Dow may purchase the facility for an amount based upon a fair market value determination. At December 31, 2003, Dow had provided to the owner trust a residual value guarantee of $363 million, which represents Dow's maximum exposure to loss under the lease. Given the productive nature of the facility, it is probable that the facility will have continuing value to Dow or the owner trust in excess of the residual value guarantee.

Dow had an operating lease with a VIE established in 1998 as a foreign company that leased ethylene and polyethylene manufacturing facilities in Argentina. During the fourth quarter of 2003, Dow purchased these manufacturing facilities from the VIE for $533 million. This asset purchase terminated the Company's relationship with the VIE. See Note M to the Consolidated Financial Statements for further information on VIEs.

The following table summarizes the Company's contractual obligations and commercial commitments at December 31, 2003. Additional information related to these obligations can be found in Notes J, K, L, M and S to the Consolidated Financial Statements.

Contractual Obligations at December 31, 2003

	PAYMENTS DUE BY YEAR						
IN MILLIONS	2004	2005	2006	2007	2008	2009 AND BEYOND	TOTAL
Long-term debt (1)	$1,088	$ 625	$1,434	$1,340	$ 612	$ 7,752	$12,851
Deferred income tax liabilities—noncurrent (2)	–	–	–	–	–	1,124	1,124
Pension and other postretirement benefits	225	280	350	464	545	1,871	3,735
Other noncurrent obligations (3)	194	413	114	116	51	4,459	5,347
Other contractual obligations:							
Minimum operating lease commitments	233	212	162	96	79	523	1,305
Purchase commitments—take or pay and throughput obligations	1,358	1,222	1,110	993	903	3,713	9,299
Purchase commitments—other (4)	176	22	18	18	16	52	302
Total contractual obligations	$3,274	$2,774	$3,188	$3,027	$2,206	$19,494	$33,963

(1) Includes "Long-term debt due within one year" of $1,088 million and capital lease obligations of $89 million.
(2) Deferred tax liabilities may vary according to changes in tax laws, tax rates and the operating results of the Company. As a result, it is impractical to determine whether there will be a cash impact to an individual year. Therefore, all noncurrent deferred income tax liabilities have been reflected in "2009 and beyond."
(3) Annual payments to resolve asbestos litigation will vary based on changes in defense strategies, changes in state and national law, and claims filing and resolution rates. As a result, it is impractical to determine the anticipated payments in any given year. Therefore, the noncurrent asbestos-related liability of $1,791 million has been reflected in "2009 and beyond."
(4) Includes outstanding purchase orders and other commitments, obtained through a survey of the Company, greater than $1 million.

The Company also had outstanding guarantees at December 31, 2003. Additional information related to these guarantees can be found in the "Guarantees" table provided in Note J to the Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES (continued)

Outlook for 2004

In January 2003, the Company announced its 2003 Action Plan, which was designed to improve financial performance in 2003. The 2003 Action Plan included a 25 percent reduction in overall capital expenditures from 2002 levels, a reduction in structural costs of $400 million from 2002 levels, the divestiture of non-strategic and under-performing assets, and the shutdown of assets that were underutilized or noncompetitive. Other than those activities necessary to maintain the safety and reliability of plants, corporate initiatives were delayed or canceled. This program was expected to improve overall free cash flow (defined as cash provided by operating activities less capital expenditures and dividends paid to stockholders) by $1 billion in 2003. The Company exceeded its targets in 2003. Capital expenditures were reduced by 32 percent and structural costs were reduced by more than $600 million from 2002 levels. These changes, combined with improved business results and better working capital management, resulted in free cash flow in 2003 of $1.5 billion, an improvement of more than $2 billion compared with 2002.

In 2004, the Company expects to build on the foundation laid by the 2003 Action Plan. The Company will continue to aggressively manage price and volume with the goal of improving margins. In addition, the Company plans to further improve productivity, shut down noncompetitive assets and divest or swap non-strategic assets. Capital expenditures are expected to increase to $1.3 billion in 2004, an amount significantly below the level of depreciation, but sufficient to maintain the safety and reliability of the Company's facilities.

Approximately $1.1 billion in debt will become due in 2004. The Company will either issue additional debt or will utilize a portion of its short-term investments to pay down this debt as scheduled. The Company has sufficient cash to meet its scheduled debt obligation in 2004.

Capital Expenditures

Capital spending for the year was $1.1 billion, down 32 percent from $1.6 billion in 2002 and 2001. The lower capital spending in 2003 reflects the results of the Company's plan to improve financial performance. The 2003 capital spending plan was designed to ensure that activities necessary to ensure the safety and reliability of plants were maintained, while other initiatives were delayed or canceled. In 2003, approximately 40 percent of the Company's capital expenditures was directed toward additional capacity for new and existing products, compared with 43 percent in 2002. Approximately 23 percent was committed to projects related to environmental protection, safety, loss prevention and industrial hygiene in 2003, compared with 18 percent in 2002. The remaining capital was utilized to maintain the Company's existing asset base, including projects related to productivity improvements, energy conservation and facilities support.

Capital Expenditures (in millions)



99
$2,176
00
$1,808
01
$1,587
02
$1,623
03
$1,100

Major projects underway during 2003 included expansion of production facilities for polymeric MDI and ethylene in Freeport, Texas; chlorine in Stade, Germany; *Dow XLA* fibers in Tarragona, Spain; and oligonucleotides in Midland, Michigan. Additional major projects included conversion of an aluminum chloride plant to produce zeolite catalyst in Freeport and installations of a brine pipeline in White Castle, Louisiana, and a hazardous waste incineration kiln in Midland. Because the Company designs and builds most of its capital projects in-house, it had no material capital commitments other than for the purchase of materials from fabricators.

Dividends

On February 12, 2004, the Board of Directors announced a quarterly dividend of $0.335 per share, payable April 30, 2004, to stockholders of record on March 31, 2004. Since 1912, the Company has paid a cash dividend every quarter and, in each instance, Dow has maintained or increased the amount of the dividend, adjusted for stock splits. During that 91-year period, Dow has increased the amount of the quarterly dividend 45 times (approximately 12 percent of the time) and maintained the amount of the quarterly dividend approximately 88 percent of the time. The Company declared dividends of $1.34 per share both in 2003 and 2002, and $1.295 per share in 2001.

OTHER MATTERS

ACCOUNTING CHANGES

See Note A to the Consolidated Financial Statements for a discussion of accounting changes and recently issued accounting pronouncements.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make judgments, assumptions and estimates that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Note A to the Consolidated Financial Statements describes the significant accounting policies and methods used in the preparation of the Consolidated Financial Statements. Following are the Company's critical accounting policies impacted by judgments, assumptions and estimates:

Litigation

The Company is subject to legal proceedings and claims arising out of the normal course of business. The Company routinely assesses the likelihood of any adverse judgments or outcomes to these matters, as well as ranges of probable losses. A determination of the amount of the reserves required, if any, for these contingencies is made after thoughtful analysis of each known issue and an actuarial analysis of historical claims experience for incurred but not reported matters. Dow has an active risk management program consisting of numerous insurance policies secured from many carriers. These policies provide coverage that is utilized to minimize the impact, if any, of the legal proceedings. The required reserves may change in the future due to new developments in each matter. For further discussion, see Note J to the Consolidated Financial Statements.

Asbestos-Related Matters of Union Carbide Corporation

Union Carbide Corporation ("Union Carbide"), a wholly owned subsidiary of the Company, and a former Union Carbide subsidiary, Amchem Products, Inc. ("Amchem"), are and have been involved in a large number of asbestos-related suits filed primarily in state courts during the past thee decades. A liability for resolving both pending and future asbestos-related claims through 2017 has been estimated and recorded. The liability was estimated by Analysis, Research & Planning Corporation ("ARPC"), a consulting firm with broad experience in estimating resolution costs associated with mass tort litigation, including asbestos. The estimate was based on the following four assumptions:

- In the near term, the number of future claims to be filed against Union Carbide and Amchem will be at a level consistent with levels experienced immediately prior to 2001.
- The number of future claims to be filed against Union Carbide and Amchem will decline at a fairly constant rate each year from 2003.
- The percentage of claims settled by Union Carbide and Amchem out of the total claims resolved (whether by settlement or dismissal) will be consistent with the percentage for 2001 and 2002.
- The average settlement values for pending and future claims will be equivalent to those experienced during 2001 and 2002.

Based on the estimate provided by ARPC, Union Carbide increased its asbestos-related liability for pending and future claims at December 31, 2002 to $2.2 billion. At December 31, 2003, Union Carbide's asbestos-related liability for pending and future claims was $1.9 billion. Union Carbide also increased the receivable for insurance recoveries related to its asbestos liability to $1.35 billion at December 31, 2002. At December 31, 2003, Union Carbide's receivable for insurance recoveries related to its asbestos liability was $1.0 billion. In addition, Union Carbide had receivables for insurance recoveries for defense and resolution costs of $349 million at December 31, 2003 and $219 million at December 31, 2002.

At each balance sheet date, Union Carbide compares current asbestos claim and resolution activity to the assumptions used in the ARPC study to determine whether the accrual continues to be appropriate. Based on Union Carbide's review of 2003 activity and ARPC's review and analysis of 2003 claims activity, Union Carbide determined that no change to the accrual was required at December 31, 2003.

The amounts recorded by Union Carbide for the asbestos-related liability and related insurance receivable were based upon currently known facts. However, projecting future events, such as the number of new claims to be filed each year, the average cost of disposing of each such claims, coverage issues among insurers, and the continuing solvency of various insurance companies, as well as the numerous uncertainties surrounding asbestos litigation in the United States, could cause the actual costs and insurance recoveries for Union Carbide to be higher or lower than those projected or those recorded.

For additional information, see Asbestos-Related Matters of Union Carbide Corporation in Management's Discussion and Analysis of Financial Condition and Results of Operations and Note J to the Consolidated Financial Statements.

Environmental Matters

The Company determines the costs of environmental remediation of its facilities and formerly owned facilities based on evaluations of current law and existing technologies. Inherent uncertainties exist in such evaluations primarily due to unknown conditions, changing governmental regulations and legal standards regarding liability, and evolving technologies. The recorded liabilities are adjusted periodically as remediation efforts progress or as additional technical or legal information becomes available. In the case of landfills and other active waste management facilities, Dow recognizes the costs over the useful life of the facility. The Company had accrued obligations of $394 million at December 31, 2002, for environmental remediation and restoration costs, including $43 million for the remediation of Superfund sites. At December 31, 2003, the Company had accrued obligations of $381 million for environmental remediation and restoration costs, including $40 million for the remediation of Superfund sites. This is management's best estimate of the costs for remediation and restoration with respect to environmental matters for which the Company has accrued liabilities, although the ultimate cost with respect to these particular matters could range up to twice that amount. For further discussion, see Environmental Matters in Management's Discussion and Analysis of Financial Condition and Results of Operations and Note J to the Consolidated Financial Statements.

Pension and Other Postretirement Benefits

The amounts recognized in the consolidated financial statements related to pension and other postretirement benefits are determined from actuarial valuations. Inherent in these valuations are assumptions including expected return on plan assets, discount rates at which the liabilities could be settled at December 31, 2003, rate of increase in future compensation levels, mortality rates and health care cost trend rates. These assumptions are updated annually and are disclosed in Note L to the Consolidated Financial Statements. In accordance with GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, affect expense recognized and obligations recorded in future periods.

The expected long-term rate of return on assets is developed with input from the Company's actuarial firm, which includes the actuary's review of the asset class return expectations of several respected consultants and economists, based on broad equity and bond indices. The Company's historical experience with the pension fund asset performance and comparisons to expected returns of peer companies with similar fund assets is also considered. The long-term rate of return assumption used for determining net periodic pension expense for 2003 was 9 percent. This assumption was maintained at 9 percent for determining 2004 net periodic pension expense. The Company's historical actual return averaged 9.4 percent for the ten-year period ending December 31, 2003. The actual rate of return in 2003 was 22 percent. Future actual pension expense will depend on future investment performance, changes in future discount rates and various other factors related to the population of participants in the Company's pension plans.

The Company bases the determination of pension expense or income on a market-related valuation of plan assets, which reduces year-to-year volatility. This market-related valuation recognizes investment gains or losses over a five-year period from the year in which they occur. Investment gains or losses for this purpose

CRITICAL ACCOUNTING POLICIES (continued)

represent the difference between the expected return calculated using the market-related value of plan assets and the actual return based on the market value of plan assets. Since the market-related value of plan assets recognizes gains or losses over a five-year period, the future value of plan assets will be impacted when previously deferred gains or losses are recorded. Over the life of the plan, both gains and losses have been recognized and amortized. For the year ending December 31, 2003, $1.4 billion of net losses remain to be recognized by the U.S. qualified plans in the calculation of the market-related value of plan assets. These net losses will result in increases in future pension expense as they are recognized in the market related value of assets. The increase or decrease in the market-related value of assets due to the recognition of prior gains and losses is presented in the following table:

Increase (Decrease) in Market-Related Asset Value Due to Recognition of Prior Asset Gains and Losses

IN MILLIONS	
2004	$ (696)
2005	(589)
2006	(270)
2007	128
Total	$(1,427)

The discount rate utilized for determining future pension obligations of the U.S. qualified plans is based on long-term bonds receiving an AA- or better rating by a recognized rating agency. The resulting discount rate decreased from 6.75 percent at December 31, 2002, to 6.25 percent at December 31, 2003.

For 2004, the Company decreased its assumption for the long-term rate of increase in compensation levels for the U.S. qualified plans from 5 percent for 2003 to 4.5 percent.

Based on the revised pension assumptions and changes in the market-related value of assets due to the recognition of prior asset gains and losses, the Company expects to record approximately $32 million of incremental expense for all U.S. pension and other postretirement benefits in 2004.

The value of the U.S. qualified plan assets increased from $7.7 billion at December 31, 2002, to $8.6 billion at December 31, 2003. The investment performance increased the funded status of the U.S. qualified plans, net of benefit obligations, by $362 million from December 31, 2002 to December 31, 2003. This increase was somewhat mitigated by a decline in the discount rate assumption. For 2004, the Company expects to make cash contributions of approximately $226 million for all of the U.S. pension and other postretirement benefit plans.

Income Taxes

Deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities, applying enacted tax rates expected to be in effect for the year in which the differences are expected to reverse. Based on the evaluation of available evidence, both positive and negative, the Company recognizes future tax benefits, such as net operating loss carryforwards and tax credit carryforwards, to the extent that realizing these benefits is considered to be more likely than not.

At December 31, 2003, the Company had a net deferred tax asset balance of $3.4 billion, after valuation allowances of $263 million.

In evaluating the ability to realize the deferred tax assets, the Company relies principally on forecasted taxable income using historical and projected future operating results, the reversal of existing temporary differences and the availability of tax planning strategies.

At December 31, 2003, the Company had deferred tax assets for tax loss and tax credit carryforwards of $1,772 million, $277 million of which is subject to expiration in the years 2004-2008. In order to realize these deferred tax assets for tax loss and tax credit carryforwards, the Company needs taxable income of approximately $5.5 billion across multiple jurisdictions. The taxable income needed to realize the deferred tax assets for tax loss and tax credit carryforwards that are subject to expiration between 2004-2008 is approximately $950 million.

For additional information, see Note S to the Consolidated Financial Statements.

ENVIRONMENTAL MATTERS

Environmental Policies

Dow is committed to world-class environmental, health and safety ("EH&S") performance, as demonstrated by a long-standing commitment to *Responsible Care* and progress made toward the Company's EH&S Goals for 2005. In 1996, Dow publicly announced its voluntary global EH&S 2005 Goals—ambitious performance targets to measure progress toward sustainable development, including targets to reduce chemical emissions, waste and wastewater by 50 percent. Equally aggressive are Dow's EH&S 2005 Goals to reduce leaks, spills, fires, explosions, work-related injuries and transportation incidents by 90 percent. Dow continues to work aggressively toward attainment of these goals and its "Vision of Zero." More information on Dow's performance regarding environmental matters and goals can be found online on Dow's Environment, Health and Safety webpage at *www.dow.com*.

To meet the Company's public commitments, as well as the stringent laws and government regulations related to environmental protection and remediation to which its global operations are subject, Dow has well-defined policies, requirements and management systems. Dow's EH&S Management System ("EMS") defines for the businesses the "who, what, when and how" needed to achieve the Company's policies, requirements, performance objectives, leadership expectations and public commitments. EMS is also designed to minimize the long-term cost of environmental protection and to comply with these laws and regulations. In 2002 and 2003, the security aspects of Dow's EMS were strengthened to require that Site Vulnerability Assessments be conducted to ensure appropriate safeguards to protect Dow's employees and physical assets in a post-9/11 world. Furthermore, to ensure effective utilization, the EMS is integrated into a company-wide management system for EH&S, Operations, Quality and Human Resources.

It is Dow's policy to adhere to a waste management hierarchy that minimizes the impact of wastes and emissions on the environment. First, Dow works to eliminate or minimize the generation of waste and emissions at the source through research, process design, plant operations and maintenance. Second, Dow finds ways to reuse and recycle materials. Finally, unusable or non-recyclable hazardous waste is treated before disposal to eliminate or reduce the hazardous nature and volume of the waste. Treatment may include destruction by chemical, physical, biological or thermal means. Disposal of waste materials in landfills is considered only after all other options have been thoroughly evaluated. Dow has specific requirements for wastes that are transferred to non-Dow facilities, including the periodic auditing of these facilities.

Dow believes third-party verification is a cornerstone of world-class EH&S performance and building public trust. Numerous Dow sites in Europe, Latin America, Australia and North America have received third-party verification of Dow's compliance with *Responsible Care* and with outside specifications such as ISO-14001. Additional sites in the United States will receive third-party auditing over the next three years in support of new industry-wide *Responsible Care* expectations. In 2003, for the second year in a row, Dow received the American Chemistry Council's *Responsible Care* Employee Health & Safety Code Sustained Excellence Award. The annual Sustained Excellence Award recognizes companies that have demonstrated outstanding safety records over a three-year period. Dow remains the only company from the "large" size category to ever receive this award. For the fifth year in a row, Dow was also included in the Dow Jones Sustainability Group Index.

Dow's EH&S policies helped the Company achieve excellent safety performance in 2003. There were no employee or contractor fatalities during the year, and Dow improved its personal injury and illness OSHA (Occupational Safety and Health Administration) rate, with 70 percent of Dow's facilities recording no injuries at all. The Company also posted a significant reduction in leaks, breaks and spills. However, Dow saw an increase in notices of violation from environmental regulatory agencies in 2003. Improvement in environmental compliance is a top management priority, and a number of initiatives are underway to improve compliance in 2004.

Climate Change

There is a growing political and scientific consensus that emissions of greenhouse gases ("GHG") due to human activities continue to alter the composition of the global atmosphere in ways that are affecting the climate. Political debates continue about how to implement fair and effective GHG mitigation efforts. Dow takes global climate change very seriously and is not waiting for the resolution of the debate. Dow is committed to reducing its GHG intensity (lbs of GHG per lb of product), developing climate-friendly products and processes, and, over the longer term, implementing technology solutions to achieve even greater climate change improvements. Since 1995, Dow has reduced GHG intensity by over 25 percent. Total direct emissions of GHG have also been significantly reduced. This trend could reverse, however, depending on business growth, capacity utilization and the pace of new technology development.

Given the uncertainties regarding implementation of the Kyoto Protocol and related climate change policies, it is speculative to engage in an assessment of either the potential liability or benefit associated with climate change issues. As noted in the 2002 Dow Global Public Report (which can be found on Dow's Environment, Health and Safety webpage at *www.dow.com*), the Company is making progress toward its 2005 goal to improve energy efficiency by 20 percent. At such time that Dow achieves this goal, it will have avoided the production of over 290 trillion Btus, a savings equivalent to all of the electricity used by the residential users in the State of California for one year. These efficiency improvements also result in the reduction of GHG emissions.

Dow also contributes to the climate change solution by producing products that help others reduce GHG emissions, such as lightweight plastics for automobiles, and insulation for energy efficient homes and appliances. In addition, several construction, fiber and packaging products are made from renewable resources, such as corn sugar, wheat straw and soybeans.

In 2003, Dow demonstrated its commitment to technological innovation and conservation though its exploration of renewable energy sources. In May 2003, Dow and General Motors announced the largest fuel cell collaboration to date, whereby Dow will provide hydrogen from its production processes to eventually generate 35 megawatts of power at its Freeport, Texas, facility. Thirty-five megawatts are equivalent to the energy needs of 25,000 homes.

Dow does not currently engage in GHG emissions trading but has formed an Emissions Strategy Board to study this concept and seek effective mechanisms to achieve GHG reductions at the lowest possible cost.

Environmental Remediation

Dow accrues the costs of remediation of its facilities and formerly owned facilities based on current law and existing technologies. The nature of such remediation includes, for example, the management of soil and groundwater contamination and the closure of contaminated landfills and other waste management facilities. In the case of landfills and other active waste management facilities, Dow recognizes the costs over the useful life of the facility. The accounting policies adopted to properly reflect the monetary impacts of environmental matters are discussed in Note A to the Consolidated Financial Statements. To assess the impact on the financial statements, environmental experts review currently available facts to evaluate the probability and scope of potential liabilities. Inherent uncertainties exist in such evaluations primarily due to unknown conditions, changing governmental regulations and legal standards regarding liability, and evolving technologies. These liabilities are adjusted periodically as remediation efforts progress or as additional technical or legal information becomes available. Dow had an accrued liability of $341 million at December 31, 2003, related to the remediation of current or former Dow-owned sites. The liability related to remediation at December 31, 2002 was $351 million. The Company has not recorded any third-party recovery related to these sites as a receivable.

In addition to current and former Dow-owned sites, under the Federal Comprehensive Environmental Response, Compensation and Liability Act and equivalent state laws (hereafter referred to collectively as "Superfund Law"), Dow is liable for remediation of other hazardous waste sites where Dow allegedly disposed of, or arranged for the treatment or disposal of, hazardous substances. Dow readily cooperates in the remediation of these sites where the Company's liability is clear, thereby minimizing legal and administrative costs. Because Superfund Law imposes joint and several liability upon each party at a site, Dow has evaluated its potential liability in light of the number of other companies that also have been named potentially responsible parties ("PRPs") at each site, the estimated apportionment of costs among all PRPs, and the financial ability and commitment of each to pay its expected share. Management's estimate of the Company's remaining liability for the remediation of Superfund sites at December 31, 2003 was $40 million, which has been accrued, although the ultimate cost with respect to these sites could exceed that amount. At December 31, 2002, the Company's liability for the remediation of Superfund sites was $43 million; the Company also had receivables of $12 million for probable recoveries from other PRPs related to Superfund sites.

ENVIRONMENTAL MATTERS (continued)

Information regarding environmental sites is provided below:

Environmental Sites

	DOW-OWNED SITES (1)		SUPERFUND SITES (2)	
	2003	2002	**2003**	2002
Number of sites at January 1	**219**	219	**88**	92
Sites added during year	**3**	3	**6**	1
Sites closed during year	**(6)**	(3)	**(15)**	(5)
Number of sites at December 31	**216**	219	**79**	88

(1) Dow-owned sites are sites currently or formerly owned by Dow, where remediation obligations are imposed (in the United States) by the Resource Conservation Recovery Act or analogous state law. 129 of these sites were formerly owned by Dowell Schlumberger, Inc., a group of companies in which the Company previously owned 50 percent. Dow sold its interest in Dowell Schlumberger in 1992.

(2) Superfund sites are sites, including sites not owned by Dow, where remediation obligations are imposed by Superfund Law.

The Company's manufacturing sites in Freeport, Texas, and Midland, Michigan, are the sites for which the Company has the largest environmental remediation accruals. From the start of operations at the Freeport site in the 1940s until the mid-1970s, manufacturing wastes were typically placed in on-site pits and landfills. The resulting soil and groundwater contamination is being assessed and remediated under the provisions of the Resource Conservation Recovery Act ("RCRA"), in concert with the state of Texas. At December 31, 2003, the Company had an accrual of $80 million related to environmental remediation at the Freeport manufacturing site. In 2003, $7 million was spent on environmental remediation at the Freeport site.

Similar to the Freeport site, in the early days of operations at the Midland site, manufacturing wastes were usually disposed of on-site, resulting in soil and groundwater contamination, which has been contained and managed on-site under a series of RCRA permits and regulatory agreements. The most recent Hazardous Waste Operating License for the Midland site, issued in 2003, also included provisions for the Company to conduct an investigation to determine the nature and extent of off-site contamination from historic Midland site operations. The scope of the investigation includes Midland area soils; Tittabawassee and Saginaw River sediment and floodplain soils; and Saginaw Bay. At December 31, 2003, the Company had an accrual of $54 million for environmental remediation and investigation associated with the Midland site. In 2003, the Company spent $8 million on environmental remediation at the Midland site.

In total, the Company's accrued liability for probable environmental remediation and restoration costs was $381 million at December 31, 2003, compared with $394 million at the end of 2002. This is management's best estimate of the costs for remediation and restoration with respect to environmental matters for which the Company has accrued liabilities, although the ultimate cost with respect to these particular matters could range up to twice that amount. It is the opinion of the Company's management that the possibility is remote that costs in excess of those accrued or disclosed will have a material adverse impact on the Company's consolidated financial statements.

The amounts charged to income on a pretax basis related to environmental remediation totaled $68 million in 2003, $52 million in 2002 and $47 million in 2001. Capital expenditures for environmental protection were $132 million in 2003, $147 million in 2002 and $179 million in 2001.

ASBESTOS-RELATED MATTERS OF UNION CARBIDE CORPORATION

Union Carbide Corporation ("Union Carbide"), a wholly owned subsidiary of the Company, is and has been involved in a large number of asbestos-related suits filed primarily in state courts during the past three decades. These suits principally allege personal injury resulting from exposure to asbestos-containing products and frequently seek both actual and punitive damages. The alleged claims primarily relate to products that Union Carbide sold in the past, alleged exposure to asbestos-containing products located on Union Carbide's premises, and Union Carbide's responsibility for asbestos suits filed against a former Union Carbide subsidiary, Amchem Products, Inc. ("Amchem"). In many cases, plaintiffs are unable to demonstrate that they have suffered any compensable loss as a result of such exposure, or that injuries incurred in fact resulted from exposure to Union Carbide's products.

Influenced by the bankruptcy filings of numerous defendants in asbestos-related litigation and the prospects of various forms of state and national legislative reform, the rate at which plaintiffs filed asbestos-related suits against various companies, including Union Carbide and Amchem, increased in 2001, 2002 and the first half of 2003. The rate of filing significantly abated in the second half of 2003. Union Carbide expects more asbestos-related suits to be filed against Union Carbide and Amchem in the future, and will aggressively defend or reasonably resolve, as appropriate, both pending and future claims.

The table below provides information regarding asbestos-related claims filed against Union Carbide and Amchem:

	2003	2002	2001
Claims unresolved at January 1	**200,882**	126,564	57,025
Claims filed	**122,586**	121,916	73,806
Claims settled, dismissed or otherwise resolved	**(129,577)**	(47,598)	(4,267)
Claims unresolved at December 31	**193,891**	200,882	126,564
Claimants with claims against both Union Carbide and Amchem	**66,656**	66,008	41,657
Individual claimants at December 31	**127,235**	134,874	84,907

In more than 98 percent of the cases filed against Union Carbide and Amchem, no specific amount of damages is alleged or, if an amount is alleged, it merely represents jurisdictional amounts or amounts to be proven at trial. This percentage has been increasing with more recently filed cases. Even in those situations where specific damages are alleged, the claims frequently seek the same amount of damages, irrespective of the disease or injury. Plaintiffs' lawyers often sue dozens or even hundreds of defendants in individual lawsuits on behalf of hundreds or even thousands of claimants. As a result, even when specific damages are alleged with respect to a specific disease or injury, those damages are not expressly identified as to Union Carbide, Amchem or any other particular defendant. In fact, there are no cases in which only Union Carbide and/or Amchem are the sole named defendants. For these reasons and based upon Union Carbide's litigation and settlement experience, Union Carbide does not consider the damages alleged against Union Carbide and Amchem to be a meaningful factor in its determination of any potential asbestos liability.

As noted above, Union Carbide is typically only one of many named defendants, many of which, including Union Carbide and Amchem, were members of the Center for Claims Resolution ("CCR"), an entity that defended and resolved asbestos cases on behalf of its members. As members of the CCR, Union Carbide and Amchem's strategy was to resolve the claims against them at the relatively small percentage allocated to them pursuant to the CCR's collective defense. The CCR ceased operating in February 2001, except to administer certain settlements. Union Carbide then began using Peterson Asbestos Claims Enterprise, but only for claims processing and insurance invoicing.

Certain members of Dow's legal department and certain Dow management personnel have been retained to provide their experience in mass tort litigation to assist Union Carbide in responding to asbestos-related matters. In early 2002, Union Carbide hired new outside counsel to serve as national trial counsel. In connection with these actions, aggressive defense strategies were designed to reduce the cost of resolving all asbestos-related claims, including the elimination of claims that lack demonstrated illness or causality.

At the end of 2001 and through the third quarter of 2002, Union Carbide had concluded it was not possible to estimate its cost of disposing of asbestos-related claims that might be filed against Union Carbide and Amchem in the future due to a number of reasons, including its lack of sufficient comparable loss history from which to assess either the number or value of future asbestos-related claims. During the third and fourth quarters of 2002, Union Carbide worked with Analysis, Research & Planning Corporation ("ARPC"), a consulting firm with broad experience in estimating resolution costs associated with mass tort litigation, including asbestos, to explore whether it would be possible to estimate the cost of disposing of pending and future asbestos-related claims that have been, and could reasonably be expected to be, filed against Union Carbide and Amchem.

Union Carbide provided ARPC with all relevant data regarding asbestos-related claims filed against Union Carbide and Amchem through November 6, 2002. ARPC concluded that it was not possible to estimate the full range of the cost of resolving future asbestos-related claims against Union Carbide and Amchem because of various uncertainties associated with the litigation of those claims. These uncertainties, which hindered ARPC's ability to project future claim volumes and resolution costs, included the following:

- Until a series of bankruptcies led to the CCR ceasing operations in early 2001, Union Carbide and Amchem generally settled claims filed against CCR members according to a sharing formula that would not necessarily reflect the cost of resolving those claims had they been separately litigated against Union Carbide or Amchem.
- The bankruptcies in the years 2000 to 2002 of other companies facing large asbestos liability were a likely contributing cause of a sharp increase in filings against many defendants, including Union Carbide and Amchem.
- It was not until the CCR ceased operating in early 2001 that Union Carbide took direct responsibility for the defense of claims against itself and Amchem.
- New defense counsel for Union Carbide and Amchem implemented more aggressive defense strategies in mid-2002.

Despite its inability to estimate the full range of the cost of resolving future asbestos-related claims, ARPC advised Union Carbide that it would be possible to determine an estimate of a reasonable forecast of the cost of resolving pending and future asbestos-related claims likely to face Union Carbide and Amchem, if certain assumptions were made. Specifically, ARPC advised Union Carbide that for purposes of determining an estimate it is reasonable to assume that in the near term asbestos-related claims filed against Union Carbide and Amchem are unlikely to return to levels below those experienced prior to 2001—when the recent spike in filings commenced—and that average claim values are unlikely to return to levels below those experienced in 2001-2002, the years immediately following CCR's cessation of operations. ARPC advised Union Carbide that, by assuming that future filings would be at a level consistent with the levels experienced immediately prior to 2001 and extrapolating from 2001 and 2002 average claim values, ARPC could make a reasonable forecast of the cost of resolving asbestos-related claims facing Union Carbide and Amchem. ARPC also advised Union Carbide that forecasts of resolution costs for a 10 to 15 year period from the date of the forecast are likely to be more accurate than forecasts for longer periods of time.

In projecting Union Carbide's resolution costs for future asbestos-related claims, ARPC applied two methodologies that have been widely used for forecasting purposes. Applying these methodologies, ARPC forecast the number and allocation by disease category of those potential future claims on a year-by-year basis through 2049. ARPC then calculated the percentage of claims in each disease category that had been closed with payments in 2001 and 2002. Using those percentages, ARPC calculated the number of future claims by disease category that would likely require payment by Union Carbide and Amchem and multiplied the number of such claims by the mean values paid by Union Carbide and Amchem, respectively, to dispose of such claims in 2001 and 2002. In estimating Union Carbide's cost of resolving pending claims, ARPC used a process similar to that used for calculating the cost of resolving future claims. In each instance, ARPC's projections specifically assumed the following:

- In the near term, the number of future claims to be filed against Union Carbide and Amchem will be at a level consistent with levels experienced immediately prior to 2001.
- The number of future claims to be filed against Union Carbide and Amchem will decline at a fairly constant rate each year from 2003.
- The percentage of claims settled by Union Carbide and Amchem out of the total claims resolved (whether by settlement or dismissal) will be consistent with the percentage for 2001 and 2002.
- The average settlement value for pending and future claims will be equivalent to those experienced during 2001 and 2002.

ASBESTOS-RELATED MATTERS OF UNION CARBIDE CORPORATION (continued)

As of December 31, 2002, ARPC estimated the undiscounted cost of resolving pending and future asbestos-related claims against Union Carbide and Amchem, excluding future defense and processing costs, for the 15-year period from the present through 2017 to be between approximately $2.2 billion and $2.4 billion, depending on which of the two accepted methodologies was used.

Although ARPC provided estimates for a longer period of time, based on ARPC's advice that forecasts for shorter periods of time are more accurate and in light of the uncertainties inherent in making long-term projections, Union Carbide determined that the 15-year period through 2017 was the reasonable time period for projecting the cost of disposing of its future asbestos-related claims. Union Carbide concluded that it was probable that the undiscounted cost of disposing of asbestos-related pending and future claims ranged from $2.2 billion to $2.4 billion, which was the range for the 15-year period ending in 2017 as estimated by ARPC using both methodologies. Accordingly, Union Carbide increased its asbestos-related liability for pending and future claims at December 31, 2002 to $2.2 billion, excluding future defense and processing costs. At December 31, 2002, approximately 28 percent of the recorded liability related to pending claims and approximately 72 percent related to future claims.

At each balance sheet date, Union Carbide compares current asbestos claim and resolution activity to the assumptions in the ARPC study to determine whether the accrual continues to be appropriate. In addition, in November 2003, Union Carbide requested ARPC to review the asbestos claim and resolution activity during 2003 and determine the appropriateness of updating its study. In its response to that request, ARPC reviewed and analyzed data through November 25, 2003 to determine the number of asbestos-related filings and costs associated with 2003 activity. In January 2004, ARPC stated that an update at this time would not provide a more likely estimate of future events than that reflected in its study of the previous year and, therefore, the estimate in that study remains applicable. Based on Union Carbide's own review of the current asbestos claim and resolution activity and ARPC's response, Union Carbide determined that no change to the accrual was required at this time. Management noted, however, that the total number of claims filed in 2003 did exceed the number of claims assumed to be filed in the ARPC study. After consultation with outside counsel and other consultants, management believes this fact was strongly influenced by the pending national legislation and tort reform initiatives in key states.

The annual average resolution payment per asbestos claimant and the rate of new claim filings has fluctuated both up and down since the beginning of 2001. Union Carbide's management expects such fluctuations to continue in the future based upon the number and type of claims settled in a particular period, the jurisdictions in which such claims arose, and the extent to which any proposed legislative reform related to asbestos litigation is being considered.

At December 31, 2003, Union Carbide's asbestos-related liability for pending and future claims was $1.9 billion. At December 31, 2003, approximately 33 percent of the recorded liability related to pending claims and approximately 67 percent related to future claims.

At December 31, 2002, Union Carbide increased the receivable for insurance recoveries related to its asbestos liability to $1.35 billion, substantially exhausting its asbestos product liability coverage. Combined with the previously mentioned increase in the asbestos-related liability at December 31, 2002, this resulted in a net income statement impact to Union Carbide of $828 million, $522 million on an after-tax basis, in the fourth quarter of 2002. The insurance receivable related to the asbestos liability was determined by Union Carbide after a thorough review of applicable insurance policies and the 1985 Wellington Agreement, to which Union Carbide and many of its liability insurers are signatory parties, as well as other insurance settlements, with due consideration given to applicable deductibles, retentions and policy limits, and taking into account the solvency and historical payment experience of various insurance carriers. At December 31, 2003, Union Carbide's receivable for insurance recoveries related to its asbestos liability was $1.0 billion.

In addition, Union Carbide had receivables for defense and resolution costs submitted to insurance carriers for reimbursement as follows:

Receivables for Costs Submitted to Insurance Carriers at December 31

IN MILLIONS	2003	2002
Receivables for defense costs	$ 94	$ 77
Receivables for resolution costs	255	142
Total	$349	$219

The following table provides information regarding defense and resolution costs related to asbestos-related claims filed against Union Carbide and Amchem:

Defense and Resolution Costs at December 31

IN MILLIONS	2003	2002	2001
Defense costs for the year	$110	$ 92	$ 14
Aggregate defense costs to date	258	148	56
Resolution costs for the year	293	155	39
Aggregate resolution costs to date	626	333	178

Union Carbide's insurance policies generally provide coverage for asbestos liability costs, including coverage for both resolution and defense costs. As previously noted, Union Carbide increased its receivable for insurance recoveries related to its asbestos liability at December 31, 2002, thereby recording the full favorable income statement impact of its insurance coverage in 2002. Accordingly, defense and resolution costs recovered from insurers reduce Union Carbide's insurance receivable. Prior to increasing the insurance receivable related to the asbestos liability at December 31, 2002, the impact on Union Carbide's results of operations for defense costs was the amount of those costs not covered by insurance. Since Union Carbide expenses defense costs as incurred, defense costs for asbestos-related litigation (net of insurance) have impacted, and will continue to impact, results of operations. The pretax impact for defense and resolution costs, net of insurance, was $94 million in 2003, $9 million in 2002, and $9 million in 2001, and was reflected in "Cost of sales."

In September 2003, Union Carbide filed a comprehensive insurance coverage case in the Circuit Court for Kanawha County in Charleston, West Virginia, seeking to confirm its rights to insurance for various asbestos claims. Although Union Carbide already has settlements in place concerning coverage for asbestos claims with many of its insurers, including those covered by the 1985 Wellington Agreement, this lawsuit was filed against insurers that are not signatories to the Wellington Agreement and/or do not otherwise have agreements in place with Union Carbide regarding their asbestos-related insurance coverage. Union Carbide continues to believe that its recorded receivable for insurance recoveries from all insurance carriers is collectible. Union Carbide reached this conclusion after a further review of its insurance policies, with due consideration given to applicable deductibles, retentions and policy limits, after taking into account the solvency and historical payment experience of various insurance carriers; existing insurance settlements; and the advice of outside counsel with respect to the applicable insurance coverage law relating to the terms and conditions of its insurance policies.

The amounts recorded by Union Carbide for the asbestos-related liability and related insurance receivable described above were based upon currently known facts. However, projecting future events, such as the number of new claims to be filed each year, the average cost of disposing of each such claim, coverage issues among insurers, and the continuing solvency of various insurance companies, as well as the numerous uncertainties surrounding asbestos litigation in the United States, could cause the actual costs and insurance recoveries for Union Carbide to be higher or lower than those projected or those recorded.

Because of the uncertainties described above, Union Carbide's management cannot estimate the full range of the cost of resolving pending and future asbestos-related claims facing Union Carbide and Amchem. Union Carbide's management believes that it is reasonably possible that the cost of disposing of Union Carbide's asbestos-related claims, including future defense costs, could have a material adverse impact on Union Carbide's results of operations and cash flows for a particular period and on the consolidated financial position of Union Carbide.

It is the opinion of Dow's management that it is reasonably possible that the cost of Union Carbide disposing of its asbestos-related claims, including future defense costs, could have a material adverse impact on the Company's results of operations and cash flows for a particular period and on the consolidated financial position of the Company.

MARKET RISK

Dow's business operations give rise to market risk exposure due to changes in foreign exchange rates, interest rates, commodity prices and other market factors such as equity prices. To manage such risks effectively, the Company enters into hedging transactions, pursuant to established guidelines and policies, which enable it to mitigate the adverse effects of financial market risk. Derivatives used for this purpose are designated as hedges per SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," where appropriate. A secondary objective is to add value by creating additional non-specific exposure within established limits and policies; derivatives used for this purpose are not designated as hedges per SFAS No. 133. The potential impact of creating such additional exposures is not material to the Company's results.

The global nature of Dow's business requires active participation in the foreign exchange markets. As a result of investments, production facilities and other operations on a global basis, the Company has assets, liabilities and cash flows in currencies other than the U.S. dollar. The primary objective of the Company's foreign exchange risk management is to optimize the U.S. dollar value of net assets and cash flows, keeping the adverse impact of currency movements to a minimum. To achieve this objective, the Company hedges on a net exposure basis using foreign currency forward contracts, over-the-counter option contracts, cross-currency swaps, and nonderivative instruments in foreign currencies. Main exposures are related to assets and liabilities denominated in the currencies of Europe, Asia Pacific and Canada; bonds denominated in foreign currencies—mainly the Euro and Japanese yen; and economic exposure derived from the risk that currency fluctuations could affect the U.S. dollar value of future cash flows. The majority of the foreign exchange exposure is related to European currencies and the Japanese yen.

The main objective of interest rate risk management is to reduce the total funding cost to the Company and to alter the interest rate exposure to the desired risk profile. Dow uses interest rate swaps, "swaptions," and exchange-traded instruments to accomplish this objective. The Company's primary exposure is to the U.S. dollar yield curve.

Inherent in Dow's business is exposure to price changes for several commodities. Some exposures can be hedged effectively through liquid tradable financial instruments. Cracker feedstocks and natural gas constitute the main commodity exposures. Over-the-counter and exchange traded instruments are used to hedge these risks when feasible.

Dow has a portfolio of equity securities derived from its acquisition and divestiture activity. This exposure is managed in a manner consistent with the Company's market risk policies and procedures.

Dow uses value at risk ("VAR"), stress testing and scenario analysis for risk measurement and control purposes. VAR estimates the potential gain or loss in fair market values, given a certain move in prices over a certain period of time, using specified confidence levels. On an ongoing basis, the Company estimates the maximum gain or loss that could arise in one day, given a two-standard-deviation move in the respective price levels. These amounts are relatively insignificant in comparison to the size of the equity of the Company. The VAR methodology used by Dow is based primarily on the variance/covariance statistical model. The year-end VAR and average quarterly VAR for the aggregate of non-trading and trading positions for 2003 and 2002 are shown below:

Total Daily VAR at December 31*

	2003		2002	
IN MILLIONS	YEAR-END	AVERAGE	YEAR-END	AVERAGE
Foreign exchange	$ 1	$ 2	$ 7	$ 10
Interest rate	109	108	94	83
Equity exposures, net of hedges	2	2	3	4
Commodities	12	14	17	11

* Using a 95 percent confidence level

See Note H to the Consolidated Financial Statements for further disclosure regarding market risk.

Management Statement of Responsibility

The management of The Dow Chemical Company and its subsidiaries prepared the accompanying consolidated financial statements and has responsibility for their integrity, objectivity and freedom from material misstatement or error. These statements were prepared in accordance with accounting principles generally accepted in the United States of America. The financial statements include amounts that are based on management's best estimates and judgments. Management also prepared the other information in this annual report and is responsible for its accuracy and consistency with the financial statements. The Board of Directors, through its Audit Committee, assumes an oversight role with respect to the preparation of the financial statements.

Management recognizes its responsibility for fostering a strong ethical climate so that the Company's affairs are conducted according to the highest standards of personal and corporate conduct. Management has established and maintains internal controls that provide reasonable assurance as to the integrity and reliability of the financial statements, the protection of assets from unauthorized use or disposition, and the prevention and detection of fraudulent financial reporting.

Internal controls provide for appropriate division of responsibility and are documented by written policies and procedures that are communicated to employees with significant roles in the financial reporting process and updated as necessary. Management continually monitors internal controls for compliance. The Company maintains a strong internal auditing program that independently assesses the effectiveness of the internal controls and recommends possible improvements.

Deloitte & Touche LLP, independent auditors, with direct access to the Board of Directors through its Audit Committee, have audited the consolidated financial statements prepared by the Company, and their report follows.

Management has considered recommendations from the internal auditors and Deloitte & Touche LLP concerning internal controls and has taken actions that are cost-effective in the circumstances to respond appropriately to these recommendations. Management further believes the controls are adequate to accomplish the objectives discussed herein.

The undersigned have executed certifications dated February 20, 2004, as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, and the Company has filed those certifications as exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 2003. In addition, William S. Stavropoulos, Chairman of the Board and Chief Executive Officer of the Company, has certified to the New York Stock Exchange ("NYSE") that he is unaware of any violation by the Company of the NYSE corporate governance listing standards in effect as of February 20, 2004.

William S. Stavropoulos
Chairman of the Board and
Chief Executive Officer

J. Pedro Reinhard
Executive Vice President and
Chief Financial Officer

Independent Auditors' Report

To the Stockholders and Board of Directors of The Dow Chemical Company:

We have audited the accompanying consolidated balance sheets of The Dow Chemical Company and its subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Dow Chemical Company and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes A and H to the consolidated financial statements, effective January 1, 2001, The Dow Chemical Company changed its method of accounting for derivative instruments and hedging activities to conform to Statement of Financial Accounting Standards No. 133.

As discussed in Notes A and F to the consolidated financial statements, effective January 1, 2002, The Dow Chemical Company changed its method of accounting for goodwill to conform to Statements of Financial Accounting Standards Nos. 141 and 142.

As discussed in Notes A and N to the consolidated financial statements, effective January 1, 2003, The Dow Chemical Company changed its method of accounting for stock-based compensation to conform to Statement of Financial Accounting Standards No. 123.

Deloitte & Touche LLP

Deloitte & Touche LLP
Midland, Michigan
January 29, 2004

Consolidated Statements of Income

(IN MILLIONS, EXCEPT PER SHARE AMOUNTS) FOR THE YEARS ENDED DECEMBER 31	2003	2002	2001
Net Sales	**$32,632**	$27,609	$28,075
Cost of sales	**28,177**	23,780	23,892
Research and development expenses	**981**	1,066	1,072
Selling, general and administrative expenses	**1,392**	1,598	1,765
Amortization of intangibles	**63**	65	178
Purchased in-process research and development charges	**–**	–	69
Merger-related expenses and restructuring	**–**	280	1,487
Asbestos-related charge	**–**	828	–
Equity in earnings of nonconsolidated affiliates	**322**	40	29
Sundry income—net	**146**	54	394
Interest income	**92**	66	85
Interest expense and amortization of debt discount	**828**	774	733
Income (Loss) before Income Taxes and Minority Interests	**1,751**	(622)	(613)
Credit for income taxes	**(82)**	(280)	(228)
Minority interests' share in income	**94**	63	32
Income (Loss) before Cumulative Effect of Changes in Accounting Principles	**1,739**	(405)	(417)
Cumulative effect of changes in accounting principles	**(9)**	67	32
Net Income (Loss) Available for Common Stockholders	**$ 1,730**	$ (338)	$ (385)
Share Data			
Earnings (Loss) before cumulative effect of changes in accounting principles per common share—basic	**$ 1.89**	$ (0.44)	$ (0.46)
Earnings (Loss) per common share—basic	**$ 1.88**	$ (0.37)	$ (0.43)
Earnings (Loss) before cumulative effect of changes in accounting principles per common share—diluted	**$ 1.88**	$ (0.44)	$ (0.46)
Earnings (Loss) per common share—diluted	**$ 1.87**	$ (0.37)	$ (0.43)
Common stock dividends declared per share of Dow common stock	**$ 1.34**	$ 1.34	$ 1.295
Weighted-average common shares outstanding—basic	**918.8**	910.5	901.8
Weighted-average common shares outstanding—diluted	**926.1**	910.5	901.8

See Notes to the Consolidated Financial Statements.

Consolidated Balance Sheets

(IN MILLIONS, EXCEPT SHARE AMOUNTS) AT DECEMBER 31	2003	2002
Assets		
Current Assets		
Cash and cash equivalents	$ 2,392	$ 1,484
Marketable securities and interest-bearing deposits	42	89
Accounts and notes receivable:		
Trade (net of allowance for doubtful receivables—2003: $118; 2002: $127)	3,574	3,116
Other	2,246	2,369
Inventories	4,050	4,208
Deferred income tax assets—current	698	109
Total current assets	13,002	11,375
Investments		
Investments in nonconsolidated affiliates	1,878	1,565
Other investments	1,971	1,689
Noncurrent receivables	230	577
Total investments	4,079	3,831
Property		
Property	40,812	37,934
Less accumulated depreciation	26,595	24,137
Net property	14,217	13,797
Other Assets		
Goodwill	3,226	3,189
Other intangible assets (net of accumulated amortization—2003: $406; 2002: $349)	579	613
Deferred income tax assets—noncurrent	4,113	3,776
Asbestos-related insurance receivables—noncurrent	1,176	1,489
Deferred charges and other assets	1,499	1,492
Total other assets	10,593	10,559
Total Assets	$41,891	$39,562
Liabilities and Stockholders' Equity		
Current Liabilities		
Notes payable	$ 258	$ 580
Long-term debt due within one year	1,088	797
Accounts payable:		
Trade	2,843	2,834
Other	2,041	1,789
Income taxes payable	212	202
Deferred income tax liabilities—current	241	30
Dividends payable	331	326
Accrued and other current liabilities	2,520	2,298
Total current liabilities	9,534	8,856
Long-Term Debt	11,763	11,659
Other Noncurrent Liabilities		
Deferred income tax liabilities—noncurrent	1,124	994
Pension and other postretirement benefits—noncurrent	3,572	3,775
Asbestos-related liabilities—noncurrent	1,791	2,072
Other noncurrent obligations	3,556	3,214
Total other noncurrent liabilities	10,043	10,055
Minority Interest in Subsidiaries	376	366
Preferred Securities of Subsidiaries	1,000	1,000
Stockholders' Equity		
Common stock (authorized 1,500,000,000 shares of $2.50 par value each; issued 981,377,562)	2,453	2,453
Additional paid-in capital	8	–
Unearned ESOP shares	(30)	(61)
Retained earnings	9,994	9,520
Accumulated other comprehensive loss	(1,491)	(2,097)
Treasury stock at cost (shares 2003: 53,928,925; 2002: 68,721,252)	(1,759)	(2,189)
Net stockholders' equity	9,175	7,626
Total Liabilities and Stockholders' Equity	$41,891	$39,562

See Notes to the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(IN MILLIONS) FOR THE YEARS ENDED DECEMBER 31	2003	2002	2001
Operating Activities			
Income (Loss) before cumulative effect of changes in accounting principles	**$ 1,739**	$ (405)	$ (417)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	**1,903**	1,825	1,815
Purchased in-process research and development	**–**	–	69
Credit for deferred income tax	**(378)**	(311)	(391)
Earnings/losses of nonconsolidated affiliates less than (in excess of) dividends received	**(180)**	63	33
Minority interests' share in income	**94**	63	32
Net (gain) loss on sales of consolidated companies	**4**	(4)	–
Net (gain) loss on sales of nonconsolidated affiliates	**(28)**	(60)	2
Net gain on sales of property and businesses	**(102)**	(8)	(49)
Other net (gain) loss	**8**	(65)	(245)
Merger-related expenses and restructuring	**–**	202	906
Asbestos-related charge	**–**	828	–
Tax benefit—nonqualified stock option exercises	**52**	31	39
Changes in assets and liabilities that provided (used) cash:			
Accounts and notes receivable	**(322)**	(299)	1,340
Inventories	**95**	223	34
Accounts payable	**161**	474	(586)
Noncurrent receivables	**347**	1	(12)
Other assets and liabilities	**387**	(450)	(781)
Cash provided by operating activities	**3,780**	2,108	1,789
Investing Activities			
Capital expenditures	**(1,100)**	(1,623)	(1,587)
Proceeds from sales of property and businesses	**231**	79	153
Acquisitions of businesses, net of cash received	**(10)**	(1)	(2,301)
Purchase of previously leased assets	**(533)**	–	–
Investments in consolidated companies	**(71)**	–	–
Proceeds from sales of consolidated companies	**3**	39	–
Investments in nonconsolidated affiliates	**(80)**	(98)	(92)
Distribution from nonconsolidated affiliate	**63**	–	–
Advances to nonconsolidated affiliates, net of cash received	**–**	–	203
Proceeds from sales of nonconsolidated affiliates	**53**	89	181
Purchases of investments	**(1,732)**	(1,799)	(2,561)
Proceeds from sales and maturities of investments	**1,500**	1,688	3,330
Cash used in investing activities	**(1,676)**	(1,626)	(2,674)
Financing Activities			
Changes in short-term notes payable	**(285)**	(510)	(1,573)
Payments on long-term debt	**(857)**	(472)	(259)
Proceeds from issuance of long-term debt	**907**	2,932	3,165
Purchases of treasury stock	**(6)**	(6)	(5)
Proceeds from sales of common stock	**303**	138	146
Proceeds from issuance of preferred securities of subsidiary	**–**	–	500
Distributions to minority interests	**(58)**	(78)	(80)
Dividends paid to stockholders	**(1,229)**	(1,217)	(1,063)
Cash provided by (used in) financing activities	**(1,225)**	787	831
Effect of Exchange Rate Changes on Cash	**29**	(5)	(4)
Summary			
Increase (Decrease) in cash and cash equivalents	**908**	1,264	(58)
Cash and cash equivalents at beginning of year	**1,484**	220	278
Cash and cash equivalents at end of year	**$ 2,392**	$ 1,484	$ 220

See Notes to the Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

(IN MILLIONS) FOR THE YEARS ENDED DECEMBER 31	2003	2002	2001
Common Stock			
Balance at beginning and end of year	$ 2,453	$ 2,453	$ 2,453
Additional Paid-in Capital			
Balance at beginning of year	–	–	–
Other	8	–	–
Balance at end of year	8	–	–
Unearned ESOP Shares			
Balance at beginning of year	(61)	(90)	(103)
Shares allocated to ESOP participants	31	29	13
Balance at end of year	(30)	(61)	(90)
Retained Earnings			
Balance at beginning of year	9,520	11,112	12,675
Net income (loss)	1,730	(338)	(385)
Common stock dividends declared	(1,233)	(1,228)	(1,162)
Other	(23)	(26)	(16)
Balance at end of year	9,994	9,520	11,112
Accumulated Other Comprehensive Income (Loss)			
Unrealized Gains (Losses) on Investments at beginning of year	(23)	6	325
Unrealized gains (losses)	66	(29)	(319)
Balance at end of year	43	(23)	6
Cumulative Translation Adjustments at beginning of year	(649)	(982)	(834)
Translation adjustments	450	333	(148)
Balance at end of year	(199)	(649)	(982)
Minimum Pension Liability at beginning of year	(1,379)	(72)	(51)
Adjustments	64	(1,307)	(21)
Balance at end of year	(1,315)	(1,379)	(72)
Accumulated Derivative Loss at beginning of year	(46)	(22)	–
Cumulative transition adjustment	–	–	65
Net hedging results	30	(23)	(45)
Reclassification to earnings	(4)	(1)	(42)
Balance at end of year	(20)	(46)	(22)
Total accumulated other comprehensive loss	(1,491)	(2,097)	(1,070)
Treasury Stock			
Balance at beginning of year	(2,189)	(2,412)	(2,625)
Purchases	(6)	(6)	(5)
Issuance to employees and employee plans	436	229	218
Balance at end of year	(1,759)	(2,189)	(2,412)
Net Stockholders' Equity	$ 9,175	$ 7,626	$ 9,993

See Notes to the Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

(IN MILLIONS) FOR THE YEARS ENDED DECEMBER 31	2003	2002	2001
Net Income (Loss) Available for Common Stockholders	$ 1,730	$ (338)	$ (385)
Other Comprehensive Income (Loss), Net of Tax (tax amounts shown below for 2003, 2002, 2001)			
Unrealized gains (losses) on investments:			
Unrealized holding gains (losses) during the period (net of tax of $24, $(12), $(34))	57	(21)	(60)
Less: Reclassification adjustments for net amounts included in net income (loss) (net of tax of $5, $(5), $(152))	9	(8)	(259)
Cumulative translation adjustments (net of tax of $(193), $175, $(21))	450	333	(148)
Minimum pension liability adjustments (net of tax of $51, $(729), $(8))	64	(1,307)	(21)
Net gains (losses) on cash flow hedging derivative instruments (net of tax of $16, $(11), $(13))	26	(24)	(22)
Total other comprehensive income (loss)	606	(1,027)	(510)
Comprehensive Income (Loss)	$ 2,336	$ (1,365)	$ (895)

See Notes to the Consolidated Financial Statements.

TABLE OF CONTENTS

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING CHANGES

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements of The Dow Chemical Company and its subsidiaries ("Dow" or the "Company") were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") and include the assets, liabilities, revenues and expenses of all majority-owned subsidiaries over which the Company exercises control and, when applicable, entities for which the Company has a controlling financial interest. Intercompany transactions and balances are eliminated in consolidation. Investments in nonconsolidated affiliates (20–50 percent owned companies, joint ventures and partnerships) are accounted for on the equity basis.

On February 6, 2001, Union Carbide Corporation ("Union Carbide") merged with a subsidiary of the Company and became a wholly owned subsidiary of Dow. The consolidated financial statements give retroactive effect to the Union Carbide merger, which was accounted for as a pooling of interests. See Note C for additional information.

Certain reclassifications of prior years' amounts have been made to conform to the presentation adopted for 2003.

Use of Estimates in Financial Statement Preparation

The preparation of financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company's consolidated financial statements include amounts that are based on management's best estimates and judgments. Actual results could differ from those estimates.

Foreign Currency Translation

The local currency has been primarily used as the functional currency throughout the world. Translation gains and losses of those operations that use local currency as the functional currency are included in the consolidated balance sheets as "Accumulated other comprehensive income (loss)" ("AOCI"). Where the U.S. dollar is used as the functional currency, foreign currency gains and losses are reflected in income.

Environmental Matters

Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies. These accruals are adjusted periodically as assessment and remediation efforts progress or as additional technical or legal information becomes available. Accruals for environmental liabilities are included in the consolidated balance sheets as "Other noncurrent obligations" at undiscounted amounts. Accruals for related insurance or other third-party recoveries for environmental liabilities are recorded when it is probable that a recovery will be realized and are included in the consolidated balance sheets as "Accounts receivable—Other."

Environmental costs are capitalized if the costs extend the life of the property, increase its capacity, and/or mitigate or prevent contamination from future operations. Environmental costs are also capitalized in recognition of legal asset retirement obligations resulting from the acquisition, construction and/or normal operation of a long-lived asset. Costs related to environmental contamination treatment and cleanup are charged to expense. Estimated future incremental operations, maintenance and management costs directly related to remediation are accrued when such costs are probable and estimable.

Notes to the Consolidated Financial Statements (dollars in millions, except as noted)

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING CHANGES (continued)

Cash and Cash Equivalents

Cash and cash equivalents include time deposits and readily marketable securities with original maturities of three months or less.

Financial Instruments

The Company calculates the fair value of financial instruments using quoted market prices whenever available. When quoted market prices are not available for various types of financial instruments (such as forwards, options and swaps), the Company uses standard pricing models with market-based inputs, which take into account the present value of estimated future cash flows.

The Company utilizes derivative instruments to manage exposures to currency exchange rates, commodity prices and interest rate risk. The fair values of all derivative instruments are recognized as assets or liabilities at the balance sheet date. Changes in the fair value of these instruments are reported in income or AOCI, depending on the use of the derivative and whether it qualifies for hedge accounting treatment.

Gains and losses on derivative instruments qualifying as cash flow hedges are recorded in AOCI, to the extent the hedges are effective, until the underlying transactions are recognized in income. To the extent effective, gains and losses on derivative and nonderivative instruments used as hedges of the Company's net investment in foreign operations are recorded in AOCI as part of the cumulative translation adjustment. The ineffective portions of cash flow hedges and hedges of net investment in foreign operations, if any, are recognized in income immediately.

Gains and losses on derivative instruments designated and qualifying as fair value hedging instruments, as well as the offsetting losses and gains on the hedged items, are reported in income in the same accounting period. Derivative instruments not designated as hedges are marked-to-market at the end of each accounting period with the results included in income.

Inventories

Inventories are stated at the lower of cost or market. The method of determining cost is used consistently from year to year at each subsidiary and varies among last-in, first-out ("LIFO"); first-in, first-out ("FIFO"); and average cost.

Property

Land, buildings and equipment, including property under capital lease agreements, are carried at cost less accumulated depreciation. Depreciation is based on the estimated service lives of depreciable assets and is provided using the straight-line method. For most assets capitalized through 1996, the declining balance method was used. Fully depreciated assets are retained in property and depreciation accounts until they are removed from service. In the case of disposals, assets and related depreciation are removed from the accounts, and the net amounts, less proceeds from disposal, are included in income.

Long-Lived Assets

The Company evaluates long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When undiscounted future cash flows will not be sufficient to recover an asset's carrying amount, the asset is written down to its fair value. Long-lived assets to be disposed of other than by sale are classified as held and used until they are disposed of. Long-lived assets to be disposed of by sale are classified as held for sale and are reported at the lower of carrying amount or fair value less cost to sell, and depreciation is ceased.

Investments

Investments in debt and marketable equity securities, including warrants, are classified as trading, available-for-sale, or held-to-maturity. Investments classified as trading are reported at fair value with unrealized gains and losses included in income. Those classified as available-for-sale are reported at fair value with unrealized gains and losses recorded in AOCI. Those classified as held-to-maturity are recorded at amortized cost. The cost of investments sold is determined by specific identification.

The excess of the cost of investments in subsidiaries over the values assigned to assets and liabilities acquired through June 30, 2001, is shown as goodwill and was amortized on a straight-line basis over its estimated useful life (maximum 40 years) through December 31, 2001. Effective January 1, 2002, goodwill is no longer amortized, but is subject to the impairment provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." See Accounting Changes below for further discussion.

Revenue

Sales are recognized when the revenue is realized or realizable, and has been earned, in accordance with the U.S. Securities and Exchange Commission's Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements." Approximately 97 percent of the Company's sales are related to sales of product, while 1 percent is related to the Company's service offerings, 1 percent to its insurance operations and 1 percent to the licensing of patents and technology. Revenue for product sales is recognized as risk and title to the product transfer to the customer, which usually occurs at the time shipment is made. Substantially all of the Company's products are sold FOB ("free on board") shipping point or, with respect to countries other than the United States, an equivalent basis. Title to the product passes when the product is delivered to the freight carrier. Dow's standard terms of delivery are included in its contracts of sale, order confirmation documents and invoices. Freight costs and any directly related associated costs of transporting finished product to customers are recorded as "Cost of sales."

The Company's primary service offerings are in the form of contract manufacturing services and services associated with Dow AgroSciences' termite solution, *Sentricon* Termite Colony Elimination System. Revenue associated with these service offerings is recognized when services are rendered, according to contractual agreements.

Revenue related to the Company's insurance operations includes third-party insurance premiums, which are earned over the terms of the related insurance policies and reinsurance contracts. Revenue related to the initial licensing of patents and technology is recognized when earned; revenue related to running royalties is recognized according to licensee production levels.

Legal Costs

The Company expenses legal costs, including those costs expected to be incurred in connection with a loss contingency, as incurred.

Notes to the Consolidated Financial Statements (dollars in millions, except as noted)

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities using enacted rates.

Annual tax provisions include amounts considered sufficient to pay assessments that may result from examinations of prior year tax returns; however, the amount ultimately paid upon resolution of issues raised may differ from the amounts accrued. Provision is made for taxes on undistributed earnings of foreign subsidiaries and related companies to the extent that such earnings are not deemed to be permanently invested.

Earnings per Common Share

The calculation of earnings per common share is based on the weighted-average number of the Company's common shares outstanding during the applicable period. The calculation for diluted earnings per common share reflects the effect of all dilutive potential common shares that were outstanding during the respective periods.

Accounting Changes

The Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," in June 1998. SFAS No. 133 requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company adopted SFAS No. 133, as amended and interpreted by the FASB and the Derivatives Implementation Group ("DIG") through "Statement 133 Implementation Issues," on January 1, 2001. See Note H regarding the impact of adoption. In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement, which was effective for contracts entered into or modified after June 30, 2003, codifies decisions made as part of the DIG process, in connection with other FASB projects on financial instruments, and in response to implementation issues in the application of the definition of a derivative. Adoption of this statement did not impact the consolidated financial statements.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations," which replaced Accounting Principles Board ("APB") Opinion No. 16, "Business Combinations." Under SFAS No. 141, all business combinations initiated after June 30, 2001 are accounted for using the purchase method. As required by SFAS No. 141, negative goodwill of $89 associated with the acquisition of Dow Olefinverbund GmbH (formerly Buna Sow Leuna Olefinverbund ("BSL")) in 1997 was written off and included in "Cumulative effect of changes in accounting principles" in the first quarter of 2002. The application of SFAS No. 141 did not result in the reclassification of any amounts previously recorded as goodwill or other intangible assets.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which replaced APB Opinion No. 17, "Intangible Assets," and established new accounting and reporting requirements for goodwill and other intangible assets, effective for fiscal years beginning after December 15, 2001. Under this statement, goodwill and intangible assets deemed to have indefinite useful lives are not amortized, but are subject to impairment testing. Impairment testing was required at adoption and at least annually thereafter. On an ongoing basis (absent any impairment indicators), Dow performs impairment tests during the fourth quarter of each year, in conjunction with the Company's annual budgeting process. Effective January 1, 2002, Dow ceased all amortization of goodwill, which is its only intangible asset with an indefinite useful life, and tested recorded goodwill for impairment by comparing the fair value of each reporting unit, determined using a discounted cash flow method, with its carrying value.

As a result of the Company's impairment testing, goodwill impairment losses totaling $22 were recorded in the first quarter of 2002 and included in "Cumulative effect of changes in accounting principles." Summaries of the impairment losses are as follows:

- The Hampshire Fine Chemicals reporting unit had experienced increased competition and the loss of several large customers. The reporting unit had revised its 10-year earnings forecast to reflect the decreased profitability outlook, and, as a result, the Company recognized a goodwill impairment loss of $18 in the first quarter of 2002 in the Performance Chemicals segment.
- The Rubber reporting unit had faced increased competition and rapidly rising hydrocarbon costs with a significant oversupply of natural rubber, resulting in steadily declining margins. Revisions were made to the 10-year earnings forecast to reflect these negative trends and, as a result, a goodwill impairment loss of $4 was recognized in the first quarter of 2002 in the Plastics segment.

See Note F for disclosures related to goodwill and other intangible assets.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which requires an entity to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the related long-lived asset. The liability is adjusted to its present value each period and the asset is depreciated over its useful life. A gain or loss may be incurred upon settlement of the liability. SFAS No. 143 was effective for fiscal years beginning after June 15, 2002. Adoption of SFAS No. 143 on January 1, 2003 resulted in the recognition of an asset retirement obligation of $45 and a charge of $9 (net of tax of $5), which was included in "Cumulative effect of changes in accounting principles."

In accordance with SFAS No. 143, the Company has recognized asset retirement obligations related to demolition and remediation activities at manufacturing sites in the United States, Germany, France and The Netherlands. In addition, the Company has recognized obligations related to capping activities at landfill sites in the United States, Canada, Italy and Brazil. At December 31, 2003, the aggregate carrying amount of asset retirement obligations recognized by the Company was $46. These obligations are included in the consolidated balance sheets as "Other noncurrent obligations."

If the asset retirement obligation measurement and recognition provisions of SFAS No. 143 had been in effect on January 1, 2002, the aggregate carrying amount of those obligations on that date would have been $46. If the amortization of asset retirement cost and accretion of asset retirement obligation provisions of SFAS No. 143 had been in effect during 2001 and 2002, the impact on "Income before Cumulative Effect of Changes in Accounting Principles" and "Net Income Available for Common Stockholders" each year would have been immaterial. Further, the impact on earnings per common share (both basic and diluted) would have been less than $0.01 per share each year.

Notes to the Consolidated Financial Statements (dollars in millions, except as noted)

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING CHANGES (continued)

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which nullified Emerging Issues Task Force ("EITF") Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." This statement, which was effective for exit or disposal activities initiated after December 31, 2002, changed the measurement and timing of costs associated with exit and disposal activities undertaken by the Company.

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 clarifies the requirements of SFAS No. 5, "Accounting for Contingencies," relating to the guarantor's accounting for and disclosures of certain guarantees issued. The initial recognition and measurement provisions of the interpretation were applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements of the interpretation were effective for financial statements of interim or annual periods ending after December 15, 2002. The Company's disclosures related to guarantees can be found in Note J.

In the first quarter of 2003, Dow adopted the fair value provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," for new grants of equity instruments (which include stock options, deferred stock grants, and subscriptions to purchase shares under the Company's Employees' Stock Purchase Plan) to employees. See Note N for disclosures related to the Company's stock compensation plans. As required by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," the following table provides pro forma results as if the fair value based method had been applied to all outstanding and unvested awards, including stock options, deferred stock grants, and subscriptions to purchase shares under the Company's Employees' Stock Purchase Plan, in each period:

	2003	2002	2001
Net income (loss), as reported	**$1,730**	$ (338)	$ (385)
Add: Stock-based compensation expense included in reported net income (loss), net of tax	**33**	16	15
Deduct: Total stock-based compensation expense determined using fair value based method for all awards, net of tax	**(80)**	(89)	(112)
Pro forma net income (loss)	**$1,683**	$ (411)	$ (482)
Earnings (Loss) per share (in dollars):			
Basic—as reported	**$ 1.88**	$(0.37)	$(0.43)
Basic—pro forma	**1.83**	(0.45)	(0.53)
Diluted—as reported	**1.87**	(0.37)	(0.43)
Diluted—pro forma	**1.82**	(0.45)	(0.53)

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities." FIN No. 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or in which equity investors do not bear the residual economic risks. The interpretation was immediately applicable to variable interest entities ("VIEs") created after January 31, 2003, and to VIEs in which an enterprise obtains an interest after that date. As originally issued, it applied in the fiscal year or interim period beginning after June 15, 2003, to VIEs in which an enterprise holds a variable interest that was acquired before February 1, 2003. In October 2003, the FASB issued FASB Staff Position ("FSP") No. 46-6, which deferred the effective date for FIN No. 46 to the first interim or annual period ending after December 15, 2003 for VIEs created before February 1, 2003. FIN No. 46 did not have an impact on the Company's consolidated financial statements. The Company's disclosures related to VIEs can be found in Note M.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 requires the classification of certain financial instruments that embody obligations for the issuer as liabilities (or assets in some circumstances). SFAS No. 150 was effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003. In November 2003, the FASB issued FSP No. 150-3, which indefinitely defers the effective date of SFAS No. 150 for certain mandatorily redeemable noncontrolling interests and requires companies to reverse the effects of having adopted the standard for instruments within the scope of the indefinite deferral. The Company evaluated the preferred securities previously issued by two consolidated subsidiaries and concluded that the $500 of preferred securities issued by Hobbes Capital S.A. was outside of the scope of the standard and will continue to be classified as "Preferred Securities of Subsidiaries." The $500 of preferred partnership units ("the units") issued by Tornado Finance V.O.F. ("Tornado") was within the scope of SFAS No. 150; however, the rights of the holders of the units were modified in the third quarter of 2003 to eliminate the unconditional mandatory redemption feature. During the fourth quarter of 2003, the Company concluded that the units were subject to the indefinite deferral provisions of FSP No. 150-3. Therefore, the $500 of preferred partnership units continued to be classified as "Preferred Securities of Subsidiaries" in the consolidated balance sheet at December 31, 2003. The effect of initially adopting SFAS No. 150 and reversing the effect pursuant to FSP No. 150-3 were immaterial. See Note P for additional information.

In November 2003, the EITF of the FASB reached a consensus on one issue with respect to EITF Issue 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," thereby requiring certain quantitative and qualitative disclosures for securities accounted for under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. See Note H for the Company's disclosures relative to this requirement.

In December 2003, the FASB revised SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." The revised standard requires new disclosures in addition to those required by the original standard about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. As revised, SFAS No. 132 is effective for financial statements with fiscal years ending after December 15, 2003. The interim-period disclosures required by this standard are effective for interim periods beginning after December 15, 2003. See Note L for disclosures regarding the Company's pension plans and other postretirement benefits.

Notes to the Consolidated Financial Statements (dollars in millions, except as noted)

On January 12, 2004, the FASB issued FSP No. 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003." The FSP permits a sponsor of a postretirement health care plan that provides a prescription drug benefit to make a one-time election to defer accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003. Regardless of whether a sponsor elects that deferral, the FSP requires certain disclosures pending further consideration of the underlying accounting issues. The Company has elected to defer financial recognition of this legislation. See Note L for the required disclosures.

NOTE B. PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT, AND MERGER-RELATED EXPENSES AND RESTRUCTURING

Purchased In-Process Research and Development

Purchased in-process research and development ("IPR&D") represents the value assigned in a purchase business combination to research and development projects of the acquired business that had commenced but had not yet been completed at the date of acquisition and which have no alternative future use. In accordance with SFAS No. 2, "Accounting for Research and Development Costs," as clarified by FIN No. 4, amounts assigned to IPR&D meeting the above-stated criteria must be charged to expense as part of the allocation of the purchase price of the business combination.

In 2001, the Company completed the appraisal of the technology acquired with the purchase of Rohm and Haas Company's agricultural chemicals business (see Note C) and recorded a pretax IPR&D charge of $69 in the Agricultural Sciences segment. Projects associated with technology acquired were expected to create new growth opportunities for fungicides. Due to increasing disease resistance to the fungicide class of chemistry associated with the technology acquired, the remaining projects have been suspended indefinitely.

The method used to determine the purchase price allocation for IPR&D for this acquisition was an income method. The calculation was based on estimates of operating earnings, capital charges (representing the effect of capital expenditures), trade name royalties, charges for core technology, and working capital requirements to support the cash flows attributed to the technologies. The after-tax cash flows were bifurcated to reflect the stage of development of each technology. Discount rates reflecting the stage of development and the risk associated with each technology were used to value IPR&D. The Company has substantial experience in research and development projects for new products, which enables it to establish realistic time frames for the completion of such projects; therefore, the Company believes there is limited risk that the projects will not be concluded within reasonable proximity to the expected completion dates.

Merger-Related Expenses and Restructuring

On March 29, 2001, Dow's management made certain decisions relative to employment levels, duplicate assets and facilities and excess capacity resulting from the Union Carbide merger. These decisions were based on management's assessment of the actions necessary to achieve synergies as a result of the merger. The economic effects of these decisions, combined with merger-related transaction costs and certain asset impairments, resulted in a pretax special charge in the first quarter of 2001 of $1,384, which was included in Unallocated and Other for segment reporting purposes.

The 2001 charge included $122 for transaction costs, which consisted primarily of investment banking, legal and accounting fees. All of these costs had been paid at March 31, 2001.

The 2001 charge included $619 for the write-down of duplicate assets and facilities directly related to the merger. Included in the write-down were charges of $299 for assets and facilities that were rendered redundant as a result of the merger, $81 for lease abandonment reserves, $138 for asset impairments and $101 for losses on divestitures required for regulatory approval of the merger. Duplicate assets consisted principally of capitalized software costs, information technology equipment, and research and development facilities and equipment, all of which were written off during the first quarter of 2001. The fair values of the impaired assets, which include production facilities and transportation equipment, were determined based on discounted cash flows and an appraisal, respectively. These components of the special charge will require limited future cash outlays, and will result in a decrease in annual depreciation of approximately $62. In November 2001, the decision to close a research and development facility in Bound Brook, New Jersey, was reversed, in light of difficult economic conditions; the facility will now remain open until at least 2005. Consequently, $55 of the special charge was reversed during the fourth quarter of 2001.

In addition to the special charge, one-time merger and integration costs, exclusively related to the Union Carbide merger, of $115 were recorded in 2001. These costs totaled $41 for 2002.

The 2001 charge included $643 for employee-related costs, which consisted predominantly of provisions for employee severance, change of control obligations, medical and retirement benefits, and outplacement services. The Company's integration plans included a workforce reduction of approximately 4,500 people, primarily from Union Carbide's administrative, marketing, purchasing, research and development, and manufacturing workforce. The charge for severance was based upon the severance plan provisions communicated to employees. According to the initial integration plans, the Company expected to expend approximately 66 percent of the employee-related costs within the first two years following the merger, though the timing of severance payments was dependent upon employee elections. Expenditures with respect to employee-related costs associated with pension and postretirement benefit plans will occur over a much more extended period. In the second quarter of 2001, the severance provision was reduced $13. During the fourth quarter of 2001, a review of the Company's integration plans resulted in a revision to the estimated workforce reduction, as actual reductions had exceeded the original plans. Consequently, the severance provision was increased $56 for an additional workforce reduction of approximately 600 people. As of December 31, 2001, severance of $333 had been paid to approximately 3,100 former employees. In the first three quarters of 2002, severance of $132 was paid to approximately 1,750 former employees, bringing the program-to-date amount to $465 paid to approximately 4,850 former employees. After increasing the severance provision an additional $21 in the third quarter of 2002, the planned merger-related program for workforce reductions was completed in the fourth quarter of 2002.

Notes to the Consolidated Financial Statements (dollars in millions, except as noted)

NOTE B. PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT, AND MERGER-RELATED EXPENSES AND RESTRUCTURING (continued)

The following table summarizes the activity in the merger-related special charge reserve:

	TRANSACTION COSTS	WRITE-DOWN OF DUPLICATE ASSETS AND FACILITIES	ONE-TIME MERGER AND INTEGRATION COSTS	LABOR-RELATED COSTS	TOTAL
2001					
Special charge	$ 122	$ 619	–	$ 643	$ 1,384
Adjustments to reserve	–	(55)	$ 115	43	103
Charges against reserve	(122)	(487)	(115)	(333)	(1,057)
Balance at December 31, 2001	–	$ 77	–	$ 353	$ 430
2002					
Adjustments to reserve	–	–	$ 41	$ 21	$ 62
Charges against reserve	–	$ (12)	(41)	(132)	(185)
Completion of program (1)	–	(65)	–	(242)	(307)
Balance at December 31, 2002	–	–	–	–	–

(1) Upon completion of the program, the outstanding merger-related reserve for employee-related costs associated with pension and postretirement benefit plans is considered part of the Company's regular pension and other postretirement obligations. The reserve related to the abandonment of leased facilities is included in "Other noncurrent obligations."

During the fourth quarter of 2002, additional severance of $11 was recorded for merger-related severance and was paid to 123 former employees and an additional charge of $34 was recorded for merger-related severance. Under this revised severance program, which was completed in the first quarter of 2003, $62 was paid to 746 former employees.

Other Restructuring

In late 2002, immediately following the appointment of a new President and CEO, management began a series of studies to determine potential actions relative to under-performing assets and employment levels. Prior to the end of 2002, certain studies were completed and management made decisions relative to certain assets. The economic effects of these decisions resulted in a pretax charge in the fourth quarter of 2002 of $168, which included $37 for severance for 624 employees (included in Unallocated and Other for segment reporting purposes). The charge for severance was based on severance plans communicated to employees in the fourth quarter of 2002. The severance program was completed by the end of 2003.

The remaining $131 of the fourth quarter of 2002 charge for other restructuring related to asset write-downs and impairments and included the shutdown of a chlor-alkali production facility in Canada, the shutdown of Union Carbide's ethylene manufacturing facility in Texas City, Texas, the impairment of non-strategic components of Dow's operations in South Africa, and the impairment of a product development facility in Canada. The charge for the shutdown of facilities was $57 (with $44 recorded in the Hydrocarbons and Energy segment and $13 recorded in the Chemicals segment) and represented the write-off of the net book value of those manufacturing plants. The impairment charge was $74 (of which $20 was recorded in the Plastics segment and $54 was recorded in Unallocated and Other) and was based on the fair values of the impaired business and production facilities: discounted cash flows for the Canadian facility, and fair market offers for the South African non-strategic assets.

In 2002, the Company also recorded severance of $5 in the Agricultural Sciences segment related to a workforce reduction program at Dow AgroSciences.

In the first quarter of 2003, additional studies regarding non-strategic and under-performing assets were completed and management made decisions relative to certain assets. These decisions resulted in the write-off of the net book value of several manufacturing facilities totaling $37 (the largest of which was $16 recorded in "Cost of sales" in the Hydrocarbons and Energy segment associated with the impairment of Union Carbide's Seadrift, Texas, ethylene cracker, which was shut down in the third quarter of 2003), the impairment of Union Carbide's chemical transport vessel (sold in the second quarter of 2003) of $11 recorded in "Sundry income—net" in Unallocated and Other, and the write-off of cancelled capital projects totaling $12 recorded in "Cost of sales" and reflected in Unallocated and Other.

NOTE C. ACQUISITIONS

Union Carbide Corporation Merger

In August 1999, The Dow Chemical Company and Union Carbide announced a definitive merger agreement for a tax-free, stock-for-stock transaction. Under the agreement, Union Carbide stockholders received 1.611 shares of Dow stock (on a post-split basis) for each share of Union Carbide stock they owned, for a total of approximately 219 million shares. Based upon Dow's closing price of $124 11/16 (pre-split) on August 3, 1999, the transaction was valued at $66.96 per Union Carbide share, or $11.6 billion in aggregate including the assumption of $2.3 billion of net debt. At the time of the closing on February 6, 2001, the transaction would have been valued at $10.0 billion, on the same basis. According to the agreement, the merger was subject to certain conditions, including approval by Union Carbide stockholders and review by antitrust regulatory authorities in the United States, Europe and Canada. Union Carbide stockholders approved the merger on December 1, 1999. On May 3, 2000, the European Commission approved the merger subject to certain conditions. On February 6, 2001, after receiving clearance from the U.S. Federal Trade Commission, the Canadian Competition Bureau and other jurisdictions around the world, Union Carbide merged with a subsidiary of The Dow Chemical Company, and Union Carbide became a wholly owned

Notes to the Consolidated Financial Statements (dollars in millions, except as noted)

subsidiary of Dow. As part of the regulatory approval process, the Company agreed to:

- Divest certain European polyethylene assets. (The sale of Union Carbide's 50 percent ownership in Polimeri Europa S.r.l. to EniChem was completed in April 2001.)
- Divest and license certain polyethylene gas-phase technology globally. (Completed in the first quarter of 2001.)
- Contribute the *Unipol* polyethylene process technology licensing and polyethylene conventional catalyst businesses of Union Carbide to Univation Technologies LLC. (Occurred simultaneously with the merger.)
- Divest Dow's worldwide ethyleneamines business (with the exception of Dow's facility in Terneuzen, The Netherlands). (Business was sold to Huntsman International, LLC in the first quarter of 2001.)
- Divest Dow's worldwide ethanolamines business. (Business was sold to INEOS plc in the first quarter of 2001.)
- Divest the North American *Gas/Spec* gas treating business. (Business was sold to INEOS plc in the first quarter of 2001.)

The Union Carbide merger was accounted for as a pooling of interests. Accordingly, the consolidated financial statements include the combined results of Dow and Union Carbide for all periods presented. See Note B regarding a special charge for merger-related expenses and restructuring recorded during 2001.

Other Significant Acquisitions

The acquisitions included below were accounted for using the purchase method of accounting.

In January 2001, the Company acquired the 50 percent interest in Gurit-Essex AG that it did not previously own from Gurit-Heberlein AG for approximately $390, and began fully consolidating the results of Gurit-Essex AG. Gurit-Essex AG is the largest European supplier of automotive adhesives, sealants and body engineered systems for the automotive OEM and aftermarket. The acquisition has globalized Dow Automotive's product availability and doubled the Company's adhesives, sealants and body engineered systems business.

On February 9, 2001, Dow announced it had reached an agreement with EniChem to acquire its polyurethanes business, which had annual sales of approximately $500. The acquisition, which strengthens Dow's polyurethanes portfolio by enhancing its European presence, was completed in April 2001 for a net cash cost of approximately $80. In the second quarter of 2001, the Company began including the results of this business in its consolidated financial statements. Under the terms of the agreement, Dow divested Union Carbide's 50 percent interest in Polimeri Europa S.r.l. to EniChem in order to satisfy the European Commission's conditions for approval of the merger.

On March 8, 2001, Dow announced it had reached an agreement to acquire Rohm and Haas Company's agricultural chemicals business, including working capital, for approximately $1 billion. After receiving regulatory approval, the Company announced completion of the acquisition on June 1, 2001, and began including the results of this business in its consolidated financial statements. During the third quarter of 2001, the Company recorded a pretax charge of $69 for IPR&D costs as part of the allocation of the purchase price (see Note B). In the second quarter of 2002, the Company finalized its allocation of the purchase price to the assets acquired and liabilities assumed, principally resulting in adjustments to the values assigned to goodwill, property and accounts receivable.

On March 29, 2001, Dow announced it was making a tender offer to acquire 100 percent of the outstanding shares of Ascot Plc, a publicly traded U.K. company with annual chemical sales of approximately $335. The European Commission granted regulatory approval of the acquisition on May 11, 2001, and the Company declared its offer to acquire Ascot wholly unconditional on June 1, 2001, and began including the results of Ascot in its consolidated financial statements. The acquisition was valued at approximately $450. Dow has integrated the Fine Chemicals and Specialty Chemicals businesses of Ascot into the Performance Chemicals segment. In the second quarter of 2002, the Company finalized its allocation of the purchase price to the assets acquired and liabilities assumed, principally resulting in adjustments to the values assigned to goodwill, property and other intangible assets.

NOTE D. INVENTORIES

The following table provides a breakdown of inventories at December 31, 2003 and 2002:

Inventories at December 31

	2003	2002
Finished goods	**$2,396**	$2,523
Work in process	**837**	843
Raw materials	**373**	452
Supplies	**444**	390
Total inventories	**$4,050**	$4,208

The reserves reducing inventories from the first-in, first-out ("FIFO") basis to the last-in, first-out ("LIFO") basis amounted to $330 at December 31, 2003 and $209 at December 31, 2002. Inventories valued on a LIFO basis, principally hydrocarbon and U.S. chemicals and plastics product inventories, represented 38 percent of total inventories at December 31, 2003 and 40 percent of total inventories at December 31, 2002.

A reduction of certain inventories resulted in the liquidation of some quantities of LIFO inventory, increasing pretax income $70 in 2003, and reducing pretax loss $71 in 2002 and $19 in 2001.

NOTE E. PROPERTY

Property at December 31

	Estimated Useful Lives (Years)	2003	2002
Land	–	**$ 553**	$ 506
Land and waterway improvements	15-25	**1,131**	1,060
Buildings	5-55	**3,408**	3,169
Machinery and equipment	3-20	**30,968**	28,135
Utility and supply lines	5-20	**1,898**	1,732
Other property	3-30	**1,834**	1,968
Construction in progress	–	**1,020**	1,364
Total property		**$40,812**	$37,934

	2003	2002	2001
Depreciation expense	**$1,753**	$1,680	$1,595
Manufacturing maintenance and repair costs	**1,083**	1,090	1,015
Capitalized interest	**48**	51	54

Notes to the Consolidated Financial Statements (dollars in millions, except as noted)

NOTE F. GOODWILL AND OTHER INTANGIBLE ASSETS

The Company ceased amortizing goodwill upon adoption of SFAS No. 142 on January 1, 2002 (see Notes A and T). The following table provides pro forma results for the year ended December 31, 2001, as if the non-amortization provisions of SFAS No. 142 had been applied in 2001, compared with actual results for the years ended December 31, 2003 and 2002:

	2003	2002	2001
Reported income (loss) before cumulative effect of changes in accounting principles	$1,739	$ (405)	$ (417)
Reported net income (loss)	$1,730	$ (338)	$ (385)
Adjustments:			
Goodwill amortization, net of tax	–	–	$ 128
Negative goodwill amortization, net of tax	–	–	(10)
Equity method goodwill amortization, net of tax	–	–	11
Total adjustments	–	–	$ 129
Adjusted income (loss) before cumulative effect of changes in accounting principles	$1,739	$ (405)	$ (288)
Adjusted net income (loss)	$1,730	$ (338)	$ (256)
Reported earnings (loss) before cumulative effect of changes in accounting principles per common share—basic	$ 1.89	$(0.44)	$(0.46)
Reported earnings (loss) per common share—basic	$ 1.88	$(0.37)	$(0.43)
Adjustments:			
Goodwill amortization, net of tax	–	–	$ 0.14
Negative goodwill amortization, net of tax	–	–	(0.01)
Equity method goodwill amortization, net of tax	–	–	0.01
Total adjustments	–	–	$ 0.14
Adjusted earnings (loss) before cumulative effect of changes in accounting principles per common share—basic	$ 1.89	$(0.44)	$(0.32)
Adjusted earnings (loss) per common share—basic	$ 1.88	$(0.37)	$(0.29)
Reported earnings (loss) before cumulative effect of changes in accounting principles per common share—diluted	$ 1.88	$(0.44)	$(0.46)
Reported earnings (loss) per common share—diluted	$ 1.87	$(0.37)	$(0.43)
Adjustments:			
Goodwill amortization, net of tax	–	–	$ 0.14
Negative goodwill amortization, net of tax	–	–	(0.01)
Equity method goodwill amortization, net of tax	–	–	0.01
Total adjustments	–	–	$ 0.14
Adjusted earnings (loss) before cumulative effect of changes in accounting principles per common share—diluted	$ 1.88	$(0.44)	$(0.32)
Adjusted earnings (loss) per common share—diluted	$ 1.87	$(0.37)	$(0.29)

The following table shows changes in the carrying amount of goodwill for the year ended December 31, 2003, by operating segment:

Goodwill

	Performance Plastics	Performance Chemicals	Agricultural Sciences	Plastics	Hydrocarbons and Energy	Total
Goodwill at December 31, 2002	$905	$784	$1,320	$117	$63	$3,189
Increase related to acquisitions:						
Remaining 20% interest in INCA International SPA	–	–	–	25	–	25
Remaining 26.7% interest in Union Carbide do Brasil S.A.	–	–	–	11	–	11
Remaining 50% interest in Epoxital S.R.L.	8	–	–	–	–	8
Total increase related to acquisitions	8	–	–	36	–	44
Goodwill write-off related to sale of Sentrachem businesses:						
Karbochem, Chemical Intermediates, and Calcium Carbide	–	(3)	–	(4)	–	(7)
Total adjustments	8	(3)	–	32	–	37
Goodwill at December 31, 2003	$913	$781	$1,320	$149	$63	$3,226

During the fourth quarter of 2003, the Company performed impairment tests for goodwill in conjunction with its annual budgeting process. As a result of this review, it was determined that no goodwill impairments existed.

Notes to the Consolidated Financial Statements (dollars in millions, except as noted)

The following table provides information regarding the Company's other intangible assets:

Other Intangible Assets at December 31

	2003			2002		
	GROSS CARRYING AMOUNT	ACCUMULATED AMORTIZATION	NET	GROSS CARRYING AMOUNT	ACCUMULATED AMORTIZATION	NET
Intangible assets with finite lives:						
Licenses and intellectual property	**$264**	**$(107)**	**$157**	$288	$(117)	$171
Patents	**153**	**(81)**	**72**	153	(64)	89
Software	**315**	**(153)**	**162**	271	(126)	145
Trademarks	**142**	**(27)**	**115**	140	(18)	122
Other	**111**	**(38)**	**73**	110	(24)	86
Total other intangible assets	**$985**	**$(406)**	**$579**	$962	$(349)	$613

The following table provides a summary of acquisitions of intangible assets during the year:

Acquisitions of Intangible Assets in 2003

	ACQUISITION COST	WEIGHTED-AVERAGE AMORTIZATION PERIOD
Acquisitions of intangible assets with finite lives:		
Licenses and intellectual property	**$ 8**	**13.1 years**
Software	**38**	**5.0 years**
Total acquisitions of intangible assets	**$46**	**6.4 years**

Amortization expense for other intangible assets (not including software) was $63 for 2003, compared with $65 for 2002 and $48 for 2001. Amortization expense for software, which is included in "Cost of sales," totaled $29 in 2003, compared with $30 in 2002 and $18 in 2001. Total estimated amortization expense for the next five fiscal years is as follows:

Estimated Amortization Expense for Next Five Years

2004	$81
2005	75
2006	70
2007	61
2008	56

NOTE G. SIGNIFICANT NONCONSOLIDATED AFFILIATES AND RELATED COMPANY TRANSACTIONS

The Company's investments in related companies accounted for by the equity method ("nonconsolidated affiliates") were $1,878 at December 31, 2003 and $1,565 at December 31, 2002. Differences between the Company's investments in nonconsolidated affiliates and its share of the investees' net assets, exclusive of Dow Corning Corporation ("Dow Corning") and EQUATE Petrochemical Company K.S.C. ("EQUATE") were $200 at December 31, 2003 and $203 at December 31, 2002. Prior to 2002, the differences were amortized over estimated useful lives, which ranged from 5 to 40 years. Amortization ceased effective January 1, 2002, in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" (see Note F).

In May 1995, Dow Corning, in which the Company is a 50 percent shareholder, voluntarily filed for protection under Chapter 11 of the U.S. Bankruptcy Code (see Note J). As a result, the Company fully reserved its investment in Dow Corning and reserved its 50 percent share of equity earnings from that time through the third quarter of 2000. It was the Company's determination during this period of time that the decline in the value of its investment in Dow Corning was other than temporary. Following Judge Denise Page Hood's November 13, 2000 affirmation of the Bankruptcy Court's order confirming the Joint Plan of Reorganization, the Company reviewed the value of its investment in Dow Corning, revised its assessment of the recoverability of its investment, and determined that it had adequately provided for the other-than-temporary decline associated with the bankruptcy.

A difference between the Company's recorded share of the underlying equity of Dow Corning and the carrying value of this investment has existed since May 1995, when the Company wrote down its investment to zero in response to Dow Corning's bankruptcy filing. The difference at December 31, 2003 and 2002 was approximately $237. Dow Corning recognized the financial impact of implementing the Joint Plan of Reorganization during 1998 and 1999, including all liabilities and obligations. With the exception of the remote possibility of a future bankruptcy related charge, the Company considers the difference between the carrying value of its investment in Dow Corning and its 50 percent share of Dow Corning's equity to be permanent.

Notes to the Consolidated Financial Statements (dollars in millions, except as noted)

NOTE G. SIGNIFICANT NONCONSOLIDATED AFFILIATES AND RELATED COMPANY TRANSACTIONS (continued)

At December 31, 2003, the Company's investment in EQUATE was $71 less than its proportionate share of the underlying net assets ($89 at December 31, 2002). This amount represents the difference between the value of certain EQUATE assets and the Company's related valuation on a U.S. GAAP basis and as such is being amortized over the remaining four-year useful life of the assets.

Dow's principal nonconsolidated affiliates at December 31, 2003, and the Company's direct or indirect ownership interest for each at December 31, 2003, 2002 and 2001 are shown below:

Principal Nonconsolidated Affiliates at December 31, 2003

	OWNERSHIP INTEREST
Dow Corning Corporation	50%
DuPont Dow Elastomers L.L.C.	50%
EQUATE Petrochemical Company K.S.C.	45%
The OPTIMAL Group:	
OPTIMAL Chemicals (Malaysia) Sdn Bhd	50%
OPTIMAL Glycols (Malaysia) Sdn Bhd	50%
OPTIMAL Olefins (Malaysia) Sdn Bhd	23.75%
The Siam Group:	
Pacific Plastics (Thailand) Limited	49%
Siam Polyethylene Company Limited	49%
Siam Polystyrene Company Limited	49%
Siam Styrene Monomer Co., Ltd.	49%
Siam Synthetic Latex Company Limited	49%
UOP LLC	50%

The Company's investment in these companies was $1,375 at December 31, 2003 and $1,101 at December 31, 2002, and its equity in their earnings was $297 in 2003, $112 in 2002 and $67 in 2001. All of the nonconsolidated affiliates in which the Company has investments are privately held companies; therefore, quoted market prices are not available. The summarized financial information presented below represents the combined accounts (at 100 percent) of the principal nonconsolidated affiliates.

Summarized Balance Sheet Information at December 31

	2003	2002
Current assets	**$ 4,283**	$ 3,650
Noncurrent assets	**7,098**	7,244
Total assets	**$11,381**	$10,894
Current liabilities	**$ 2,537**	$ 2,168
Noncurrent liabilities	**5,887**	6,046
Total liabilities	**$ 8,424**	$ 8,214

Summarized Income Statement Information

	2003	2002	2001
Sales	**$6,668**	$5,807	$5,179
Gross profit	**2,010**	1,678	1,345
Net income	**625**	159	32

Dividends received from the Company's nonconsolidated affiliates were $130 in 2003, $93 in 2002 and $54 in 2001.

The Company has service agreements with some of these entities, including contracts to manage the operations of manufacturing sites and the construction of new facilities; licensing and technology agreements; and marketing, sales, purchase and lease agreements. Transactions with nonconsolidated affiliates and balances due to and due from these entities were not material to the consolidated financial statements.

NOTE H. FINANCIAL INSTRUMENTS

Investments

The Company's investments in marketable securities are primarily classified as available-for-sale. Maturities for approximately 35 percent of the debt securities were less than five years at December 31, 2003.

Investing Results

	2003	2002	2001
Proceeds from sales of available-for-sale securities	**$1,530**	$1,659	$2,900
Gross realized gains	**31**	333	410
Gross realized losses	**(21)**	(334)	(157)

Risk Management

The Company's risk management program for interest rate, foreign currency and commodity risks is based on fundamental, mathematical and technical models that take into account the implicit cost of hedging. Risks created by derivative instruments and the mark-to-market valuations of positions are strictly monitored at all times. The Company uses value at risk and stress tests to monitor risk. Credit risk arising from these contracts is not significant because the counterparties to these contracts are primarily major international financial institutions and, to a lesser extent, major chemical and petroleum companies, and the Company does not anticipate any such losses. The net cash requirements arising from risk management activities are not expected to be material in 2004. The Company reviews its overall financial strategies and impacts from using derivatives in its risk management program with the Board of Directors' Finance Committee and revises its strategies as market conditions dictate.

The Company minimizes concentrations of credit risk through its global orientation in diverse businesses with a large number of diverse customers and suppliers. No significant concentration of credit risk existed at December 31, 2003.

Interest Rate Risk Management

The Company enters into various interest rate contracts with the objective of lowering funding costs or altering interest rate exposures related to fixed and variable rate obligations. In these contracts, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated on an agreed-upon notional principal amount.

Notes to the Consolidated Financial Statements (dollars in millions, except as noted)

Foreign Currency Risk Management
The Company's global operations require active participation in foreign exchange markets. The Company enters into foreign exchange forward contracts and options, and cross-currency swaps to hedge various currency exposures or create desired exposures. Exposures primarily relate to assets, liabilities and bonds denominated in foreign currencies, as well as economic exposure, which is derived from the risk that currency fluctuations could affect the dollar value of future cash flows related to operating activities. The primary business objective of the activity is to optimize the U.S. dollar value of the Company's assets, liabilities and future cash flows with respect to exchange rate fluctuations. Assets and liabilities denominated in the same foreign currency are netted, and only the net exposure is hedged. At December 31, 2003, the Company had forward contracts, options and cross-currency swaps to buy, sell or exchange foreign currencies. These contracts, options and cross-currency swaps had various expiration dates, primarily in the first quarter of the next year.

Commodity Risk Management
The Company has exposure to the prices of commodities in its procurement of certain raw materials. The primary purpose of commodity hedging activities is to manage the volatility associated with these forecasted inventory purchases. The Company had futures contracts, options and swaps to buy, sell or exchange commodities. At December 31, 2003, these agreements had various expiration dates in 2004 through 2005.

Fair Value of Financial Instruments at December 31

	2003				2002			
	COST	GAIN	LOSS	FAIR VALUE	COST	GAIN	LOSS	FAIR VALUE
Marketable securities:								
Debt securities	$ 1,249	$ 40	$ (8)	$ 1,281	$ 1,035	$ 85	$ (50)	$ 1,070
Equity securities	595	35	(20)	610	651	5	(86)	570
Other	24	13	–	37	22	6	–	28
Total marketable securities	$ 1,868	$ 88	$ (28)	$ 1,928	$ 1,708	$ 96	$(136)	$ 1,668
Long-term debt including debt due within one year (1)	$(12,851)	$ 90	$ (553)	$(13,314)	$(12,456)	$ 45	$(417)	$(12,828)
Derivatives relating to:								
Foreign currency	–	$124	$(1,006)	$ (882)	–	$128	$(510)	$ (382)
Interest rates	–	21	(91)	(70)	–	67	(86)	(19)
Commodities	–	119	(15)	104	–	123	(12)	111

(1) Cost includes fair value adjustments per SFAS No. 133 of $120 in 2003 and $129 in 2002.

Cost approximates fair value for all other financial instruments.

The following table provides the fair value and gross unrealized losses of the Company's investments, which have been deemed to be temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2003:

Temporarily Impaired Securities

	LESS THAN 12 MONTHS		12 MONTHS OR MORE		TOTAL	
	FAIR VALUE	UNREALIZED LOSSES	FAIR VALUE	UNREALIZED LOSSES	FAIR VALUE	UNREALIZED LOSSES
Debt securities:						
U.S. Treasury obligations and direct obligations of U.S. government agencies	$193	$ (3)	–	–	$193	$ (3)
Federal agency mortgage-backed securities	116	(1)	–	–	116	(1)
Corporate bonds	160	(3)	$ 6	$ (1)	166	(4)
Total debt securities	$469	$ (7)	$ 6	$ (1)	$475	$ (8)
Equity securities	20	(5)	98	(15)	118	(20)
Total temporarily impaired securities	$489	$(12)	$104	$(16)	$593	$(28)

Notes to the Consolidated Financial Statements (dollars in millions, except as noted)

NOTE H. FINANCIAL INSTRUMENTS (continued)

Portfolio managers and external investment managers regularly review all of the Company's holdings to determine if any investments are other-than-temporarily impaired. The analysis includes reviewing the amount of the temporary impairment, as well as the length of time it has been impaired. In addition, specific guidelines for each instrument type are followed to determine if an other-than-temporary impairment has occurred.

For debt securities, the credit rating of the issuer, current credit rating trends and the trends of the issuer's overall sector are considered in determining impairment. The Company does not invest in debt securities that are below investment grade.

For equity securities, the Company's investment guidelines require investment in Standard & Poor's ("S&P") 500 companies and allow investment in up to 25 companies outside of the S&P 500. These holdings are primarily large cap stocks and, therefore, the likelihood of them becoming other-than-temporarily impaired is not as high as with other less established companies. The Company's intention regarding these investments is to hold them until they provide an acceptable return and not sell them at a loss.

Accounting for Derivative Instruments and Hedging Activities
Effective January 1, 2001, the Company adopted SFAS No. 133, as amended by SFAS No. 137, SFAS No. 138 and SFAS No. 149, and as interpreted by the FASB and the Derivatives Implementation Group through "Statement 133 Implementation Issues." The adoption of SFAS No. 133 resulted in the Company recording a transition adjustment gain of $32 (net of related income tax of $19) in net income and a net transition adjustment gain of $65 (net of related income tax of $38) in "Accumulated other comprehensive income" ("AOCI") at January 1, 2001. The short-cut method under SFAS No. 133 is being used when the criteria are met. The Company anticipates volatility in AOCI and net income from its cash flow hedges. The amount of volatility varies with the level of derivative activities and market conditions during any period. Derivative assets are included in "Deferred charges and other assets" and derivative liabilities are included in "Accrued and other current liabilities" in the consolidated balance sheets.

At December 31, 2003, the Company had interest rate swaps in a net loss position of $25 designated as fair value hedges of underlying fixed rate debt obligations and a net loss position of $49 designated as cash flow hedges of underlying forecasted interest payments. These hedges had various expiration dates in 2004 through 2022. The mark-to-market effects of both the fair value hedge instruments and the underlying debt obligations were recorded as unrealized gains and losses in interest expense and are directly offsetting to the extent the hedges are effective. The effective portion of the mark-to-market effects of the cash flow hedge instrument is recorded in AOCI until the underlying interest payment affects income. The net loss from interest rate hedges included in AOCI at December 31, 2003 was $40 after tax. The amount to be reclassified from AOCI to interest expense within the next 12 months is expected to be a net loss of $16. The unrealized amounts in AOCI will fluctuate based on changes in the fair value of open contracts at the end of each reporting period. There was no material impact on income due to hedge ineffectiveness.

Net gains recorded in interest expense related to fair value hedge terminations were $27 in 2003 and $11 in 2002. At December 31, 2003, there was an unamortized gain of $143 relating to terminated fair value hedges. There was no material impact on income due to cash flow hedge terminations in 2003 and 2002.

Commodity swaps, futures and option contracts with maturities of not more than 36 months are utilized and qualify as cash flow hedges. Current open contracts hedge forecasted transactions until December 2005. The effective portion of the mark-to-market effects of the cash flow hedge instrument is recorded in AOCI until the underlying commodity purchase affects income. The net gain from commodity hedges included in AOCI at December 31, 2003 was $40 after tax. A net after-tax gain of approximately $39 is expected to be reclassified from AOCI to "Cost of sales" in the consolidated statements of income within the next 12 months. The unrealized amounts in AOCI will fluctuate based on changes in the fair value of open contracts at the end of each reporting period. During 2003 and 2002, there was no material impact on the financial statements due to hedge ineffectiveness.

In addition, the Company utilizes option and swap instruments that are effective as economic hedges of commodity price exposures, but do not meet SFAS No. 133 hedge accounting criteria. At December 31, 2003, the Company had derivative assets of $2 and derivative liabilities of $4 relating to these instruments, with the related mark-to-market effects included in "Cost of sales" in the consolidated statements of income.

At December 31, 2003, the Company had foreign currency forward contracts in a net loss position of $10 designated as cash flow hedges of underlying forecasted purchases of feedstocks in Europe. Current open contracts hedge forecasted transactions until May 2004. The effective portion of the mark-to-market effects of the foreign currency forward contracts is recorded in AOCI until the underlying feedstock purchase affects income. The net loss from the foreign currency hedges included in AOCI at December 31, 2003 was $7 after tax. A net after-tax loss of approximately $7 is expected to be reclassified from AOCI to "Cost of sales" in the consolidated statements of income within the next 12 months. The unrealized amounts in AOCI will fluctuate based on changes in the fair value of open contracts at the end of each reporting period. During 2003, there was no material impact on the financial statements due to hedge ineffectiveness.

The results of hedges of the Company's net investment in foreign operations included in the cumulative translation adjustment in AOCI was a net loss of $448 ($282 after tax) at December 31, 2003 and a net loss of $146 ($92 after tax) at December 31, 2002. There was no material impact on income due to hedge ineffectiveness.

The Company also uses other derivative instruments that are not designated as hedging instruments, primarily to manage foreign currency exposure, the impact of which was not material to the consolidated financial statements.

NOTE I. SUPPLEMENTARY INFORMATION

Sundry Income—Net

	2003	2002	2001
Gain on sales of assets and securities (1)	**$117**	$53	$378
Foreign exchange gain (loss)	**13**	(7)	(24)
Dividend income	**5**	6	13
Other—net	**11**	2	27
Total sundry income—net	**$146**	$54	$394

(1) 2003 included a gain of $47 on the sale of several product lines of Amerchol Corporation, a wholly owned subsidiary. 2002 included a gain of $63 on the sale of Oasis Pipe Line Company. 2001 included a gain of $266 on the sale of stock in Schlumberger Ltd.

Other Supplementary Information

	2003	2002	2001
Cash payments for interest	**$861**	$806	$711
Cash payments for income taxes	**242**	105	278
Provision for doubtful receivables	**4**	12	39

Sales of Accounts Receivable

Since 1997, the Company has routinely sold, without recourse, a participation in pools of qualifying trade accounts receivable. According to the agreements of the various programs, Dow maintains the servicing of these receivables. As receivables in the pools are collected, new receivables are added. The maximum amount of receivables available for sale in the pools was $1,600 in 2003, $700 in 2002 and $750 in 2001. The average monthly participation in the pools was $889 in 2003, $471 in 2002 and $432 in 2001.

The net cash flow in any given period represents the discount on sales, which is recorded as interest expense. The average monthly discount was approximately $1.3 in 2003, $0.7 in 2002 and $1.1 in 2001.

Sale of Noncurrent Receivable

During 2003, the Company sold, without recourse, a noncurrent receivable representing the Company's interest in life insurance policies held on a group of employees for $335. The resulting discount from the sale of the Company's interest in these life insurance policies was $29.

Earnings (Loss) Per Share Calculations

	2003		2002		2001	
SHARES IN MILLIONS	BASIC	DILUTED	BASIC	DILUTED	BASIC	DILUTED
Income (Loss) before cumulative effect of changes in accounting principles	**$1,739**	**$1,739**	$ (405)	$ (405)	$ (417)	$ (417)
Cumulative effect of changes in accounting principles	**(9)**	**(9)**	67	67	32	32
Net income (loss) available for common stockholders	**$1,730**	**$1,730**	$ (338)	$ (338)	$ (385)	$ (385)
Weighted-average common shares outstanding	**918.8**	**918.8**	910.5	910.5	901.8	901.8
Add back dilutive effect of stock options and awards (1)	**–**	**7.3**	–	–	–	–
Weighted-average common shares for EPS calculations	**918.8**	**926.1**	910.5	910.5	901.8	901.8
Earnings (Loss) per common share before cumulative effect of changes in accounting principles	**$ 1.89**	**$ 1.88**	$(0.44)	$(0.44)	$(0.46)	$(0.46)
Earnings (Loss) per common share	**$ 1.88**	**$ 1.87**	$(0.37)	$(0.37)	$(0.43)	$(0.43)

(1) Due to reported net losses in 2002 and 2001, the effect of stock options and awards of 7.0 million shares in 2002 and 11.2 million shares in 2001 was antidilutive and was therefore excluded from the diluted earnings per share calculation.

Notes to the Consolidated Financial Statements (dollars in millions, except as noted)

NOTE J. COMMITMENTS AND CONTINGENT LIABILITIES

Litigation

Breast Implant Matters

On May 15, 1995, Dow Corning Corporation ("Dow Corning"), in which the Company is a 50 percent shareholder, voluntarily filed for protection under Chapter 11 of the Bankruptcy Code to resolve litigation related to Dow Corning's breast implant and other silicone medical products. As a consequence of that action and prior charges taken by Dow Corning, the Company fully reserved its investment in Dow Corning and reserved its 50 percent share of equity earnings through the third quarter of 2000 (See Note G).

The Company's financial statement exposure for breast implant product liability claims against Dow Corning is limited to its investment in Dow Corning, which, after fully reserving its investment in Dow Corning and reserving its share of equity earnings through the third quarter of 2000, is not material. As a result, any future charges by Dow Corning related to such claims or as a result of the Chapter 11 proceeding would not have a material adverse impact on the Company's consolidated financial statements.

The Company is separately named as a defendant in more than 14,000 breast implant product liability cases (consisting of approximately 33,000 claimants), of which approximately 4,000 state cases are the subject of summary judgments in favor of the Company. In these situations, plaintiffs have alleged that the Company should be liable for Dow Corning's alleged torts based on the Company's 50 percent stock ownership in Dow Corning and that the Company should be liable by virtue of alleged "direct participation" by the Company or its agents in Dow Corning's breast implant business. These latter, direct participation claims include counts sounding in strict liability, fraud, aiding and abetting, conspiracy, concert of action and negligence.

Judge Sam C. Pointer of the U.S. District Court for the Northern District of Alabama was appointed by the Federal Judicial Panel on Multidistrict Litigation to oversee all of the product liability cases involving silicone breast implants filed in the U.S. federal courts. Initially, in a ruling issued on December 1, 1993, Judge Pointer granted the Company's motion for summary judgment, finding that there was no basis on which a jury could conclude that the Company was liable for any claimed defects in the breast implants manufactured by Dow Corning. In an interlocutory opinion issued on April 25, 1995, Judge Pointer affirmed his earlier ruling as to plaintiffs' corporate control claims but vacated that ruling as to plaintiffs' direct participation claims.

On July 7, 1998, Dow Corning, the Company and Corning Incorporated ("Corning"), on the one hand, and the Tort Claimants' Committee in Dow Corning's bankruptcy on the other, agreed on a binding Term Sheet to resolve all tort claims involving Dow Corning's silicone medical products, including the claims against Corning and the Company (collectively, the "Shareholders"). The agreement set forth in the Term Sheet was memorialized in a Joint Plan of Reorganization (the "Joint Plan") filed by Dow Corning and the Tort Claimants' Committee (collectively, the "Proponents") on November 9, 1998. On February 4, 1999, the Bankruptcy Court approved the disclosure statement describing the Joint Plan. Before the Joint Plan could become effective, however, it was subject to a vote by the claimants, a confirmation hearing and all relevant provisions of the Bankruptcy Code. Voting was completed on May 14, 1999, and the confirmation hearing concluded on July 30, 1999.

On November 30, 1999, the Bankruptcy Court issued an Order confirming the Joint Plan, but then issued an Opinion on December 21, 1999, that, in the view of the Proponents and the Shareholders, improperly interpreted or attempted to modify certain provisions of the Joint Plan affecting the resolution of tort claims involving Dow Corning's silicone medical products against various entities, including the Shareholders. Many of the parties in interest, including the Shareholders, filed various motions and appeals seeking, among other things, a clarification of the December 21, 1999 Opinion. These motions and appeals were heard by U.S. District Court Judge Denise Page Hood on April 12 and 13, 2000, and on November 13, 2000, Judge Hood affirmed the Bankruptcy Court's November 30, 1999 Order confirming the Joint Plan and reversed, in part, the Bankruptcy Court's December 21, 1999 Opinion, including that portion of the Opinion the Shareholders had appealed. In turn, various parties in interest appealed Judge Hood's decision to the United States Court of Appeals for the Sixth Circuit, which heard oral arguments in the matter on October 23, 2001. On January 29, 2002, the Sixth Circuit issued its opinion which, among other things, affirmed Judge Hood's determination that claims against various entities, including the Shareholders, may be enjoined where "unusual circumstances" exist, and remanded the case to the District Court for certain factual determinations. On December 11, 2002, Judge Hood found that the release and injunction provisions of the Plan were appropriate based on the factual determination that "unusual circumstances" do exist in this case. The effectiveness of the Joint Plan remains subject to any subsequent appellate action but it is the opinion of the Company's management that it is probable that the Joint Plan will become effective at some point in time in the future, although it is impossible to specify when that will occur.

As part of the Joint Plan, the Shareholders have agreed to provide a credit facility to Dow Corning in an aggregate amount of $300. The Company's share of the credit facility is $150 and is subject to the terms and conditions stated in the Joint Plan.

It is the opinion of the Company's management that the possibility is remote that plaintiffs will prevail on the theory that the Company should be liable in the breast implant litigation because of its shareholder relationship with Dow Corning. The Company's management believes that there is no merit to plaintiffs' claims that the Company is liable for alleged defects in Dow Corning's silicone products because of the Company's alleged direct participation in the development of those products. To the extent not previously resolved in state court actions, cases filed against the Company are currently pending in the U.S. District Court for the Eastern District of Michigan as a result of being transferred to that court for resolution in the context of the Joint Plan. Should cases be filed in the future, they will be accorded similar treatment. It is the opinion of the Company's management that the possibility is remote that a resolution of plaintiffs' direct participation claims would have a material adverse impact on the Company's consolidated financial statements.

DBCP Matters

Numerous lawsuits have been brought against the Company and other chemical companies, both inside and outside of the United States, alleging that the manufacture, distribution or use of pesticides containing dibromochloropropane ("DBCP") has caused personal injury and property damage, including contamination of groundwater. It is the opinion of the Company's management that the possibility is remote that the resolution of such lawsuits will have a material adverse impact on the Company's consolidated financial statements.

Notes to the Consolidated Financial Statements (dollars in millions, except as noted)

Environmental Matters

Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies. The Company had accrued obligations of $394 at December 31, 2002, for environmental remediation and restoration costs, including $43 for the remediation of Superfund sites. At December 31, 2003, the Company had accrued obligations of $381 for environmental remediation and restoration costs, including $40 for the remediation of Superfund sites. This is management's best estimate of the costs for remediation and restoration with respect to environmental matters for which the Company has accrued liabilities, although the ultimate cost with respect to these particular matters could range up to twice that amount. Inherent uncertainties exist in these estimates primarily due to unknown conditions, changing governmental regulations and legal standards regarding liability, and evolving technologies for handling site remediation and restoration.

The following table summarizes the activity in the Company's accrued obligations for environmental matters for the years ended December 31, 2003 and 2002:

Accrued Obligations for Environmental Matters

	2003	2002
Balance at January 1	**$394**	$444
Additional accruals	**68**	52
Charges against reserve	**(77)**	(108)
Adjustments to reserve	**(4)**	6
Balance at December 31	**$381**	$394

The amounts charged to income on a pretax basis related to environmental remediation totaled $68 in 2003, $52 in 2002 and $47 in 2001. Capital expenditures for environmental protection were $132 in 2003, $147 in 2002 and $179 in 2001.

On June 12, 2003, the Michigan Department of Environmental Quality ("MDEQ") issued a Hazardous Waste Operating License to the Company's Midland, Michigan, manufacturing site, which included provisions requiring the Company to conduct an investigation to determine the nature and extent of off-site contamination in Midland area soils; Tittabawassee and Saginaw River sediment and floodplain soils; and Saginaw Bay. The operating license required the Company, by August 11, 2003, to propose a detailed Scope of Work for the off-site investigation, for review and approval by the MDEQ. Scope of Work documents were submitted to the MDEQ and were the subject of public comment. On December 12, 2003, MDEQ provided its formal response to the Company's August 11, 2003 Scope of Work documents in the form a Notice of Deficiency ("Notice") that required the Company respond to the Notice by February 17, 2004. The Company has accrued an obligation of $7 (included in the total accrued obligation of $381 at December 31, 2003) with respect to off-site investigation, based on the investigative work that the Company has proposed and has discussed with MDEQ since the submission of the Scope of Work documents.

It is the opinion of the Company's management that the possibility is remote that costs in excess of those accrued or disclosed will have a material adverse impact on the Company's consolidated financial statements.

Asbestos-Related Matters of Union Carbide Corporation

Union Carbide Corporation ("Union Carbide"), a wholly owned subsidiary of the Company, is and has been involved in a large number of asbestos-related suits filed primarily in state courts during the past three decades. These suits principally allege personal injury resulting from exposure to asbestos-containing products and frequently seek both actual and punitive damages. The alleged claims primarily relate to products that Union Carbide sold in the past, alleged exposure to asbestos-containing products located on Union Carbide's premises, and Union Carbide's responsibility for asbestos suits filed against a former Union Carbide subsidiary, Amchem Products, Inc. ("Amchem"). In many cases, plaintiffs are unable to demonstrate that they have suffered any compensable loss as a result of such exposure, or that injuries incurred in fact resulted from exposure to Union Carbide's products.

Influenced by the bankruptcy filings of numerous defendants in asbestos-related litigation and the prospects of various forms of state and national legislative reform, the rate at which plaintiffs filed asbestos-related suits against various companies, including Union Carbide and Amchem, increased in 2001, 2002 and the first half of 2003. The rate of filing significantly abated in the second half of 2003. Union Carbide expects more asbestos-related suits to be filed against Union Carbide and Amchem in the future, and will aggressively defend or reasonably resolve, as appropriate, both pending and future claims.

Typically, Union Carbide is only one of many named defendants, many of which, including Union Carbide and Amchem, were members of the Center for Claims Resolution ("CCR"), an entity that defended and resolved asbestos cases on behalf of its members. As members of the CCR, Union Carbide and Amchem's strategy was to resolve the claims against them at the relatively small percentage allocated to them pursuant to the CCR's collective defense. The CCR ceased operating in February 2001, except to administer certain settlements. Union Carbide then began using Peterson Asbestos Claims Enterprise, but only for claims processing and insurance invoicing.

Certain members of Dow's legal department and certain Dow management personnel have been retained to provide their experience in mass tort litigation to assist Union Carbide in responding to asbestos-related matters. In early 2002, Union Carbide hired new outside counsel to serve as national trial counsel. In connection with these actions, aggressive defense strategies were designed to reduce the cost of resolving all asbestos-related claims, including the elimination of claims that lack demonstrated illness or causality.

At the end of 2001 and through the third quarter of 2002, Union Carbide had concluded it was not possible to estimate its cost of disposing of asbestos-related claims that might be filed against Union Carbide and Amchem in the future due to a number of reasons, including its lack of sufficient comparable loss history from which to assess either the number or value of future asbestos-related claims. During the third and fourth quarters of 2002, Union Carbide worked with Analysis, Research & Planning Corporation ("ARPC"), a consulting firm with broad experience in estimating resolution costs associated with mass tort litigation, including asbestos, to explore whether it would be possible to estimate the cost of disposing of pending and future asbestos-related claims that have been, and could reasonably be expected to be, filed against Union Carbide and Amchem.

Notes to the Consolidated Financial Statements (dollars in millions, except as noted)

NOTE J. COMMITMENTS AND CONTINGENT LIABILITIES (continued)

Union Carbide provided ARPC with all relevant data regarding asbestos-related claims filed against Union Carbide and Amchem through November 6, 2002. ARPC concluded that it was not possible to estimate the full range of the cost of resolving future asbestos-related claims against Union Carbide and Amchem because of various uncertainties associated with the litigation of those claims. These uncertainties, which hindered ARPC's ability to project future claim volumes and resolution costs, included the following:

- Until a series of bankruptcies led to the CCR ceasing operations in early 2001, Union Carbide and Amchem generally settled claims filed against CCR members according to a sharing formula that would not necessarily reflect the cost of resolving those claims had they been separately litigated against Union Carbide or Amchem.
- The bankruptcies in the years 2000 to 2002 of other companies facing large asbestos liability were a likely contributing cause of a sharp increase in filings against many defendants, including Union Carbide and Amchem.
- It was not until the CCR ceased operating in early 2001 that Union Carbide took direct responsibility for the defense of claims against itself and Amchem.
- New defense counsel for Union Carbide and Amchem implemented more aggressive defense strategies in mid-2002.

Despite its inability to estimate the full range of the cost of resolving future asbestos-related claims, ARPC advised Union Carbide that it would be possible to determine an estimate of a reasonable forecast of the cost of resolving pending and future asbestos-related claims likely to face Union Carbide and Amchem, if certain assumptions were made. Specifically, ARPC advised Union Carbide that for purposes of determining an estimate it is reasonable to assume that in the near term asbestos-related claims filed against Union Carbide and Amchem are unlikely to return to levels below those experienced prior to 2001—when the recent spike in filings commenced—and that average claim values are unlikely to return to levels below those experienced in 2001–2002, the years immediately following CCR's cessation of operations. ARPC advised Union Carbide that, by assuming that future filings would be at a level consistent with the levels experienced immediately prior to 2001 and extrapolating from 2001 and 2002 average claim values, ARPC could make a reasonable forecast of the cost of resolving asbestos-related claims facing Union Carbide and Amchem. ARPC also advised Union Carbide that forecasts of resolution costs for a 10 to 15 year period from the date of the forecast are likely to be more accurate than forecasts for longer periods of time.

In projecting Union Carbide's resolution costs for future asbestos-related claims, ARPC applied two methodologies that have been widely used for forecasting purposes. Applying these methodologies, ARPC forecast the number and allocation by disease category of those potential future claims on a year-by-year basis through 2049. ARPC then calculated the percentage of claims in each disease category that had been closed with payments in 2001 and 2002. Using those percentages, ARPC calculated the number of future claims by disease category that would likely require payment by Union Carbide and Amchem and multiplied the number of such claims by the mean values paid by Union Carbide and Amchem, respectively, to dispose of such claims in 2001 and 2002. In estimating Union Carbide's cost of resolving pending claims, ARPC used a process similar to that used for calculating the cost of resolving future claims. In each instance, ARPC's projections specifically assumed the following:

- In the near term, the number of future claims to be filed against Union Carbide and Amchem will be at a level consistent with levels experienced immediately prior to 2001.
- The number of future claims to be filed against Union Carbide and Amchem will decline at a fairly constant rate each year from 2003.
- The percentage of claims settled by Union Carbide and Amchem out of the total claims resolved (whether by settlement or dismissal) will be consistent with the percentage for 2001 and 2002.
- The average settlement value for pending and future claims will be equivalent to those experienced during 2001 and 2002.

As of December 31, 2002, ARPC estimated the undiscounted cost of resolving pending and future asbestos-related claims against Union Carbide and Amchem, excluding future defense and processing costs, for the 15-year period from the present through 2017 to be between approximately $2.2 billion and $2.4 billion, depending on which of the two accepted methodologies was used.

Although ARPC provided estimates for a longer period of time, based on ARPC's advice that forecasts for shorter periods of time are more accurate and in light of the uncertainties inherent in making long-term projections, Union Carbide determined that the 15-year period through 2017 was the reasonable time period for projecting the cost of disposing of its future asbestos-related claims. Union Carbide concluded that it was probable that the undiscounted cost of disposing of asbestos-related pending and future claims ranged from $2.2 billion to $2.4 billion, which was the range for the 15-year period ending in 2017 as estimated by ARPC using both methodologies. Accordingly, Union Carbide increased its asbestos-related liability for pending and future claims at December 31, 2002 to $2.2 billion, excluding future defense and processing costs. At December 31, 2002, approximately 28 percent of the recorded liability related to pending claims and approximately 72 percent related to future claims.

At each balance sheet date, Union Carbide compares current asbestos claim and resolution activity to the assumptions in the ARPC study to determine whether the accrual continues to be appropriate. In addition, in November 2003, Union Carbide requested ARPC to review the asbestos claim and resolution activity during 2003 and determine the appropriateness of updating its study. In its response to that request, ARPC reviewed and analyzed data through November 25, 2003 to determine the number of asbestos-related filings and costs associated with 2003 activity. In January 2004, ARPC stated that an update at this time would not provide a more likely estimate of future events than that reflected in its study of the previous year and, therefore, the estimate in that

Notes to the Consolidated Financial Statements (dollars in millions, except as noted)

study remains applicable. Based on Union Carbide's own review of the current asbestos claim and resolution activity and ARPC's response, Union Carbide determined that no change to the accrual was required at this time. Management noted, however, that the total number of claims filed in 2003 did exceed the number of claims assumed to be filed in the ARPC study. After consultation with outside counsel and other consultants, management believes this fact was strongly influenced by the pending national legislation and tort reform initiatives in key states.

At December 31, 2003, Union Carbide's asbestos-related liability for pending and future claims was $1.9 billion. At December 31, 2003, approximately 33 percent of the recorded liability related to pending claims and approximately 67 percent related to future claims.

At December 31, 2002, Union Carbide increased the receivable for insurance recoveries related to its asbestos liability to $1.35 billion, substantially exhausting its asbestos product liability coverage. Combined with the previously mentioned increase in the asbestos-related liability at December 31, 2002, this resulted in a net income statement impact to Union Carbide of $828, $522 on an after-tax basis, in the fourth quarter of 2002. The insurance receivable related to the asbestos liability was determined by Union Carbide after a thorough review of applicable insurance policies and the 1985 Wellington Agreement, to which Union Carbide and many of its liability insurers are signatory parties, as well as other insurance settlements, with due consideration given to applicable deductibles, retentions and policy limits, and taking into account the solvency and historical payment experience of various insurance carriers. At December 31, 2003, Union Carbide's receivable for insurance recoveries related to its asbestos liability was $1.0 billion.

In addition, Union Carbide had receivables for defense and resolution costs submitted to insurance carriers for reimbursement as follows:

Receivables for Costs Submitted to Insurance Carriers at December 31

	2003	2002
Receivables for defense costs	$ 94	$ 77
Receivables for resolution costs	255	142
Total	$349	$219

Union Carbide's insurance policies generally provide coverage for asbestos liability costs, including coverage for both resolution and defense costs. As previously noted, Union Carbide increased its receivable for insurance recoveries related to its asbestos liability at December 31, 2002, thereby recording the full favorable income statement impact of its insurance coverage in 2002. Accordingly, defense and resolution costs recovered from insurers reduce Union Carbide's insurance receivable. Prior to increasing the insurance receivable related to the asbestos liability at December 31, 2002, the impact on Union Carbide's results of operations for defense costs was the amount of those costs not covered by insurance. Since Union Carbide expenses defense costs as incurred, defense costs for asbestos-related litigation (net of insurance) have impacted, and will continue to impact, results of operations. The pretax impact for defense and resolution costs, net of insurance, was $94 in 2003, $9 in 2002 and $9 in 2001, and was reflected in "Cost of sales."

In September 2003, Union Carbide filed a comprehensive insurance coverage case in the Circuit Court for Kanawha County in Charleston, West Virginia, seeking to confirm its rights to insurance for various asbestos claims. Although Union Carbide already has settlements in place concerning coverage for asbestos claims with many of its insurers, including those covered by the 1985 Wellington Agreement, this lawsuit was filed against insurers that are not signatories to the Wellington Agreement and/or do not otherwise have agreements in place with Union Carbide regarding their asbestos-related insurance coverage. Union Carbide continues to believe that its recorded receivable for insurance recoveries from all insurance carriers is collectible. Union Carbide reached this conclusion after a further review of its insurance policies, with due consideration given to applicable deductibles, retentions and policy limits, after taking into account the solvency and historical payment experience of various insurance carriers; existing insurance settlements; and the advice of outside counsel with respect to the applicable insurance coverage law relating to the terms and conditions of its insurance policies.

The amounts recorded by Union Carbide for the asbestos-related liability and related insurance receivable described above were based upon currently known facts. However, projecting future events, such as the number of new claims to be filed each year, the average cost of disposing of each such claim, coverage issues among insurers, and the continuing solvency of various insurance companies, as well as the numerous uncertainties surrounding asbestos litigation in the United States, could cause the actual costs and insurance recoveries for Union Carbide to be higher or lower than those projected or those recorded.

Because of the uncertainties described above, Union Carbide's management cannot estimate the full range of the cost of resolving pending and future asbestos-related claims facing Union Carbide and Amchem. Union Carbide's management believes that it is reasonably possible that the cost of disposing of Union Carbide's asbestos-related claims, including future defense costs, could have a material adverse impact on Union Carbide's results of operations and cash flows for a particular period and on the consolidated financial position of Union Carbide.

It is the opinion of Dow's management that it is reasonably possible that the cost of Union Carbide disposing of its asbestos-related claims, including future defense costs, could have a material adverse impact on the Company's results of operations and cash flows for a particular period and on the consolidated financial position of the Company.

Notes to the Consolidated Financial Statements (dollars in millions, except as noted)

NOTE J. COMMITMENTS AND CONTINGENT LIABILITIES (continued)

Other Litigation Matters

The U.S., Canadian and European competition authorities have initiated separate investigations into alleged anticompetitive behavior by certain participants in the synthetic rubber industry. DuPont Dow Elastomers L.L.C. ("DDE"), a 50:50 joint venture, and certain Company subsidiaries (but as to the investigation in Europe only) have responded, or are in the process of responding, to requests for documents and are otherwise cooperating in the investigations. Separately, related civil actions have been filed in various U.S. federal and state courts. Certain of these actions have named the Company. Although these investigations and related litigation are still at an early stage, it is probable that a loss will be incurred at DDE, but it is impossible at this time to estimate the range or amount.

In addition to the breast implant, DBCP and environmental remediation matters, and as disclosed in the preceding paragraph, the Company is party to a number of other claims and lawsuits arising out of the normal course of business with respect to commercial matters, including product liability, governmental regulation and other actions. Certain of these actions purport to be class actions and seek damages in very large amounts. All such claims are being contested. Dow has an active risk management program consisting of numerous insurance policies secured from many carriers at various times. These policies provide coverage that will be utilized to minimize the impact, if any, of the contingencies described above.

Summary

Except for the possible effect of Union Carbide's asbestos-related liability described above, it is the opinion of the Company's management that the possibility is remote that the aggregate of all claims and lawsuits will have a material adverse impact on the Company's consolidated financial statements.

Purchase Commitments

The Company has five major agreements (three in 2002 and 2001) for the purchase of ethylene-related products in North America. The purchase prices are determined on a cost-of-service basis, which, in addition to covering all operating expenses and debt service costs, provides the owner of the manufacturing plants with a specified return on capital. Total purchases under the agreements were $580 in 2003, $293 in 2002 and $221 in 2001.

At December 31, 2003, the Company had various outstanding commitments for take or pay and throughput agreements, including the purchase agreements referred to above, with terms extending from one to 20 years. Such commitments were at prices not in excess of current market prices. The fixed and determinable portion of obligations under these purchase commitments at December 31, 2003 are presented in the following table:

Fixed and Determinable Portion of Take or Pay and Throughput Obligations at December 31, 2003

2004	$1,358
2005	1,222
2006	1,110
2007	993
2008	903
2009 through expiration of contracts	3,713
Total	$9,299

In addition to the take or pay obligations at December 31, 2003, the Company had outstanding purchase commitments which ranged from one to 20 years for steam, electrical power, materials, property and other items used in the normal course of business of approximately $302. In general, such commitments were at prices not in excess of current market prices.

At December 31, 2003, the Company was also committed to lease PET manufacturing facilities under construction in Germany.

Guarantees

The Company provides a variety of guarantees, as described more fully in the following sections.

Guarantees

Guarantees arise during the ordinary course of business from relationships with customers and nonconsolidated affiliates when the Company undertakes an obligation to guarantee the performance of others (via delivery of cash or other assets) if specified triggering events occur. Non-performance under a contract by the guaranteed party triggers the obligation of the Company. Such non-performance usually relates to commercial obligations or loans.

Residual Value Guarantees

The Company provides guarantees related to leased assets specifying the residual value that will be available to the lessor at lease termination through sale of the assets to the lessee or third parties.

The following table provides a summary of the aggregate terms, maximum future payments and associated liability reflected in the consolidated balance sheet for each type of guarantee:

Guarantees at December 31, 2003

	Final Expiration	Maximum Future Payments	Recorded Liability
Guarantees	2009	$ 888	$2
Residual value guarantees	2015	1,431	–
Total guarantees		$2,319	$2

Guarantees at December 31, 2002

	Final Expiration	Maximum Future Payments	Recorded Liability
Guarantees	2009	$ 928	–
Residual value guarantees	2017	1,694	–
Total guarantees		$2,622	–

NOTE K. NOTES PAYABLE, LONG-TERM DEBT AND AVAILABLE CREDIT FACILITIES

Notes Payable at December 31

	2003	2002
Notes payable to banks	$242	$442
Notes payable to related companies	13	26
Other notes payable	3	112
Total notes payable	$258	$580
Year-end average interest rates	6.50%	6.42%

Notes to the Consolidated Financial Statements (dollars in millions, except as noted)

Long-Term Debt at December 31

	2003 AVERAGE RATE	2003	2002 AVERAGE RATE	2002
Promissory notes and debentures:				
Final maturity 2003	–	–	6.62%	$ 523
Final maturity 2004	5.27%	$ 1,008	5.25%	1,010
Final maturity 2005	7.02%	316	7.00%	308
Final maturity 2006	8.63%	200	8.63%	197
Final maturity 2007	5.09%	522	5.03%	519
Final maturity 2008	5.79%	507	5.75%	500
Final maturity 2009 and thereafter (1)	6.92%	5,659	6.86%	5,692
Foreign bonds:				
Final maturity 2003, Euro	–	–	5.00%	157
Final maturity 2006, Japanese yen	0.71%	281	0.71%	251
Other facilities:				
U.S. dollar loans—various rates and maturities	2.99%	70	3.35%	61
Foreign currency loans—various rates and maturities	3.85%	98	5.01%	121
Dow ESOP, final maturity 2004	9.42%	15	9.42%	29
Medium-term notes, varying maturities through 2022	6.30%	1,118	6.10%	753
Foreign medium-term notes, final maturity 2006, Euro	5.00%	761	5.00%	633
Foreign medium-term notes, final maturity 2007, Euro	5.63%	657	5.63%	544
Foreign medium-term notes, final maturity 2010, Euro	4.37%	494	–	–
Pollution control/industrial revenue bonds, varying maturities through 2033	4.52%	1,120	3.45%	1,186
Unexpended construction funds	–	(2)	–	(2)
Capital lease obligations	–	89	–	42
Unamortized debt discount	–	(62)	–	(68)
Long-term debt due within one year	–	(1,088)	–	(797)
Total long-term debt	–	$11,763	–	$11,659

(1) Holders of $250 of debentures due in 2025 may request redemption on June 1, 2005.

Annual Installments on Long-Term Debt for Next Five Years

2004	$1,088
2005	625
2006	1,434
2007	1,340
2008	612

The Company had unused and committed credit facilities at December 31, 2003, with various U.S. and foreign banks totaling $3.0 billion. These credit facilities require the payment of commitment fees. These facilities include a $1.75 billion 364-day revolving credit facility agreement and a $1.25 billion 5-year revolving credit facility agreement, both of which mature in June 2004. The Company intends to renew these facilities at maturity. Additional unused and uncommitted credit facilities totaling $894 were available for use by foreign subsidiaries. These facilities are available in support of commercial paper borrowings and working capital requirements.

The Company's outstanding public debt has been issued under indentures which contain, among other provisions, covenants with which the Company must comply while the underlying notes are outstanding. Such covenants include obligations not to allow liens on principal U.S. manufacturing facilities, enter into sale and lease-back transactions with respect to principal U.S. manufacturing facilities, or merge or consolidate with any other corporation or sell or convey all or substantially all of the Company's assets. Failure of the Company to comply with any of these covenants could result in a default under the applicable indenture which would allow the note holders to accelerate the due date of the outstanding principal and accrued interest on the subject notes.

The Company's primary credit agreements contain covenant and default provisions in addition to the covenants set forth above with respect to the Company's public debt. Significant other covenants and defaults include:

(a) the obligation to maintain the ratio of the Company's consolidated indebtedness to consolidated capitalization at no greater than 0.65 to 1.00 at any time the aggregate outstanding amount of loans under the primary credit agreements exceeds $500,

(b) a default if the Company or an applicable subsidiary fails to make any payment on indebtedness of $50 or more when due, or any other default under the applicable agreement permits the acceleration of $200 or more of principal, or results in the acceleration of $100 or more of principal, and

(c) a default if the Company or any applicable subsidiary fails to discharge or stay within 30 days after the entry of a final judgment of more than $200.

Failure of the Company to comply with any of the covenants could result in a default under the applicable credit agreement which would allow the lenders not to fund future loan requests and to accelerate the due date of the outstanding principal and accrued interest on any outstanding loans.

At December 31, 2003, the Company was in compliance with all of the covenants and default provisions, referred to above.

Notes to the Consolidated Financial Statements (dollars in millions, except as noted)

NOTE L. PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

Pension Plans

The Company has defined benefit pension plans which cover employees in the United States and a number of other countries. The U.S. funded plan covering the parent company is the largest plan. Benefits are based on length of service and the employee's three highest consecutive years of compensation.

The Company's funding policy is to contribute to those plans when pension laws and economics either require or encourage funding. In 2004, Dow expects to contribute $37 to its qualified pension plan trust. The Company also has non-qualified supplemental pension plans. Benefit payments to retirees under these plans are expected to be $24 in 2004.

The weighted-average assumptions used to determine pension plan obligations and net periodic benefit costs for the U.S. plans are provided below:

U.S. Plan Assumptions for Pension Plans

	Benefit Obligations at December 31		Net Periodic Costs for the Year	
	2003	2002	2003	2002
Discount rate	**6.25%**	6.75%	**6.75%**	7.00%
Rate of increase in future compensation levels	**4.50%**	5.00%	**5.00%**	5.00%
Expected long-term rate of return on plan assets	–	–	**9.00%**	9.25%

All other pension plans used assumptions that are consistent with (but not identical to) those of the U.S. plan. The basis for determining the long-term rate of return is a combination of historical returns and prospective return assumptions derived from a combination of research and industry forecasts.

The accumulated benefit obligation for all defined benefit pension plans was $12.9 billion at December 31, 2003 and $11.6 billion at December 31, 2002.

Pension Plans with Accumulated Benefit Obligations in Excess of Plan Assets at December 31

	2003	2002
Projected benefit obligation	**$12,176**	$11,952
Accumulated benefit obligation	**11,778**	11,421
Fair value of plan assets	**9,733**	9,337

In addition to the U.S. funded plan, U.S. employees are eligible to participate in defined contribution plans (Employee Savings Plans) by contributing a portion of their compensation, which is partially matched by the Company. Defined contribution plans also cover employees in some subsidiaries in other countries, including Australia, France, Spain and the United Kingdom. Contributions charged to income for defined contribution plans were $98 in 2003, $49 in 2002 and $75 in 2001.

Other Postretirement Benefits

The Company provides certain health care and life insurance benefits to retired employees. The U.S. plan covering the parent company is the largest plan. The plan provides health care benefits, including hospital, physicians' services, drug and major medical expense coverage, and life insurance benefits. For employees hired before January 1, 1993, the plan provides benefits supplemental to Medicare when retirees are eligible for these benefits. The Company and the retiree share the cost of these benefits, with the Company portion increasing as the retiree has increased years of credited service. There is a cap on the Company portion. The Company has the ability to change these benefits at any time.

The Company funds most of the cost of these health care and life insurance benefits as incurred. In 2004, Dow does not expect to contribute assets to its other postretirement benefits plan trust. Benefit payments to retirees under these plans are expected to be $165 in 2004.

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") was signed into law. The Act expanded Medicare to include, for the first time, coverage for prescription drugs. Dow and its subsidiaries sponsor retiree medical programs. The Company expects that this legislation will eventually reduce its costs for some of these programs.

At this point, the Company's analysis regarding the impact of the legislation is preliminary, as it awaits guidance from various governmental and regulatory agencies concerning the requirements that must be met to obtain these cost reductions, as well as the manner in which such savings should be measured. Based on this preliminary analysis, it appears that some of the Company's retiree medical plans may need to be modified in order to qualify for beneficial treatment under the Act.

Because of various uncertainties related to Dow's response to this legislation and the appropriate accounting methodology for this event, the Company has elected to defer financial recognition of this legislation until the FASB issues final accounting guidance. When issued, the final guidance could require the Company to change previously reported information. This deferral election is permitted under FSP No. 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003."

The weighted-average assumptions used to determine other postretirement benefit obligations and net periodic benefit costs for the U.S. plans are provided below:

U.S. Plan Assumptions for Other Postretirement Benefits

	Benefit Obligations at December 31		Net Periodic Costs for the Year	
	2003	2002	2003	2002
Discount rate	**6.25%**	6.75%	**6.75%**	7.00%
5-year projected medical cost trend, remaining constant thereafter (1)	**6.62–6.62%**	7.05–6.62%	**7.05–6.62%**	7.47–6.62%
Expected long-term rate of return on plan assets	–	–	**9.00%**	9.25%

(1) Reflects the cap on the Company's portion of health care benefits

Notes to the Consolidated Financial Statements (dollars in millions, except as noted)

All other postretirement benefit plans used assumptions that are consistent with (but not identical to) those of the U.S. parent company plan. Increasing the assumed medical cost trend rate by 1 percentage point in each year would increase the accumulated postretirement benefit obligation at December 31, 2003 by $3 and the net periodic postretirement benefit cost for the year by $2. Decreasing the assumed medical cost trend rate by 1 percentage point in each year would decrease the accumulated postretirement benefit obligation at December 31, 2003 by $4 and the net periodic postretirement benefit cost for the year by $2.

Net Periodic Benefit Cost for All Significant Plans

	Defined Benefit Pension Plans			Other Postretirement Benefits		
	2003	2002	2001	2003	2002	2001
Service cost	$ 242	$ 219	$ 206	$ 31	$ 31	$ 31
Interest cost	773	748	708	134	135	133
Expected return on plan assets	(1,082)	(1,105)	(1,072)	(19)	(21)	(23)
Amortization of prior service cost (credit)	21	20	23	(9)	(36)	(40)
Amortization of unrecognized (gain) loss	13	(20)	(73)	8	11	7
Special termination/curtailment cost (credit) (1)	5	(7)	113	–	(13)	106
Net periodic benefit cost (credit)	$ (28)	$ (145)	$ (95)	$145	$107	$214

(1) See Note B regarding a special charge for merger-related expenses and restructuring recorded during 2001.

Change in Projected Benefit Obligation, Plan Assets and Funded Status of All Significant Plans

	Defined Benefit Pension Plans		Other Postretirement Benefits	
Change in projected benefit obligation	2003	2002	2003	2002
Benefit obligation at beginning of year	$12,097	$11,341	$ 2,072	$ 2,035
Service cost	242	219	31	31
Interest cost	773	748	135	135
Plan participants' contributions	10	8	–	–
Amendments	12	28	(79)	(8)
Actuarial changes in assumptions and experience	511	443	129	61
Acquisition/divestiture activity	54	5	–	2
Benefits paid	(737)	(745)	(166)	(167)
Currency impact	484	76	12	(3)
Special termination/curtailment credit	(3)	(26)	–	(14)
Benefit obligation at end of year	$13,443	$12,097	$ 2,134	$ 2,072
Change in plan assets				
Market value of plan assets at beginning of year	$ 9,561	$11,424	$ 261	$ 266
Actual return on plan assets	2,056	(1,230)	53	(4)
Employer contributions	235	112	–	–
Plan participants' contributions	11	9	29	–
Acquisition/divestiture activity	13	4	–	–
Benefits paid	(737)	(741)	–	–
Special settlement paid	–	(17)	–	–
Market value of plan assets at end of year	$11,139	$ 9,561	$ 343	$ 262
Funded status and net amounts recognized				
Plan assets less than benefit obligation	$ (2,304)	$(2,536)	$(1,791)	$(1,810)
Unrecognized net transition obligation	2	2	–	–
Unrecognized prior service cost (credit)	115	132	(103)	(33)
Unrecognized net loss	2,800	2,796	245	169
Net amounts recognized in the consolidated balance sheets	$ 613	$ 394	$(1,649)	$(1,674)
Net amounts recognized in the consolidated balance sheets consist of:				
Accrued benefit liability	$ (2,090)	$(2,214)	$(1,649)	$(1,674)
Prepaid benefit cost	668	309	–	–
Additional minimum liability—intangible asset	96	124	–	–
Accumulated other comprehensive income—pretax	1,939	2,175	–	–
Net amounts recognized in the consolidated balance sheets	$ 613	$ 394	$(1,649)	$(1,674)

The Company uses a December 31 measurement date for all of its plans.

Notes to the Consolidated Financial Statements (dollars in millions, except as noted)

NOTE L. PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS (continued)

Plan Assets

Plan assets consist mainly of equity and fixed income securities of U.S. and foreign issuers. At December 31, 2003, plan assets totaled $11.1 billon and included Company common stock with a value of $376 (3 percent of total plan assets). At December 31, 2002, plan assets totaled $9.6 billion and included Company common stock with a value of $269 (3 percent of total plan assets).

Weighted-Average Allocation of U.S. Plan Assets at December 31

	DEFINED BENEFIT PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS	
	2003	2002
Equity securities	65%	58%
Debt securities	24%	29%
Real estate	2%	1%
Other	9%	12%
Total	100%	100%

Investment Strategy and Risk Management for Plan Assets

The Company's investment strategy for the plan assets is to manage the assets in order to pay retirement benefits to plan participants while minimizing cash contributions from the Company over the life of the plans. This is accomplished by preserving capital through diversification in high-quality investments and earning an acceptable long-term rate of return consistent with an acceptable degree of risk, while considering the liquidity needs of the plans.

The plans are permitted to use derivative instruments for investment purposes, as well as for hedging the underlying asset exposure and re-balancing the asset allocation. The plans use value at risk to monitor risk in the portfolios.

The Company conducted an asset/liability study using the plans' projected total benefit obligation to determine the optimal strategic asset allocation to meet the plans' long-term investment strategy. The study was conducted by the Company's actuary and corroborated with other outside experts. The results of the study and the strategic target asset allocation provided below were presented to and approved by the Finance Committee of the Board of Directors in December 2002.

Strategic Target Allocation of Plan Assets

ASSET CATEGORY	TARGET ALLOCATION	RANGE
Equity securities	50%	+/-15%
Debt securities	30%	+/-10%
Real estate	5%	+/- 2%
Other	15%	+/-10%
Total	100%	

NOTE M. LEASED PROPERTY AND VARIABLE INTEREST ENTITIES

Leased Property

The Company routinely leases premises for use as sales and administrative offices, warehouses and tanks for product storage, motor vehicles, railcars, computers, office machines, and equipment under operating leases. In addition, the Company leases gas turbines at two U.S. locations, aircraft in the United States, ethylene plants in Canada and The Netherlands, a polyethylene plant in The Netherlands, and a pipeline in Germany. At the termination of the leases, the Company has the option to purchase these plants and certain other leased equipment and buildings based on a fair market value determination.

Rental expenses under operating leases, net of sublease rental income, were $422 for 2003, $447 for 2002 and $469 for 2001.

Minimum Operating Lease Commitments at December 31, 2003

2004	$ 233
2005	212
2006	162
2007	96
2008	79
2009 and thereafter	523
Total	$1,305

Variable Interest Entities

At the beginning of 2003, Dow had operating leases with nine special purpose entities that were variable interest entities ("VIEs") under FIN No. 46, "Consolidation of Variable Interest Entities." Seven of the VIEs were dissolved during the second quarter of 2003, and the rights and obligations of the dissolved VIEs under the existing lease agreements were assumed by lessors that were not VIEs. Information regarding the remaining two VIEs follows.

During the second quarter of 2003, Dow terminated its lease of an ethylene facility in The Netherlands with a VIE and entered into a lease with a new owner trust, which is also a VIE. However, Dow is not the primary beneficiary of the owner trust and is, therefore, not required to consolidate the owner trust. Accordingly, there was no impact of adoption of FIN No. 46 relative to this VIE. At December 31, 2003, the facility was valued at $394. Upon expiration of the lease, which matures in 2014, Dow may purchase the facility for an amount based upon a fair market value determination. At December 31, 2003, Dow had provided to the owner trust a residual value guarantee of $363, which represents Dow's maximum exposure to loss under the lease. Given the productive nature of the facility, it is probable that the facility will have continuing value to Dow or the owner trust in excess of the residual value guarantee.

Dow had an operating lease with an entity that was a VIE under FIN No. 46. The VIE, which was established in 1998, is a foreign company that leased ethylene and polyethylene manufacturing facilities in Argentina. During the fourth quarter of 2003, Dow purchased these manufacturing facilities from the VIE for $533. This asset purchase terminated Dow's relationship with the VIE, therefore there was no impact of adoption of FIN No. 46 at December 31, 2003.

In addition, in September 2001, Hobbes Capital S.A. ("Hobbes"), a consolidated foreign subsidiary of the Company, issued $500 of preferred securities in the form of equity certificates. The certificates provide a floating rate return (which may be reinvested) based on London Interbank Offered Rate ("LIBOR"), and may be redeemed in 2008 and at seven-year intervals thereafter. The equity certificates have been classified as "Preferred Securities of Subsidiaries" in the consolidated balance sheets. The preferred return is included in "Minority interests' share in income" in the consolidated statements of income. Reinvested preferred returns are included in "Minority Interest in Subsidiaries" in the consolidated balance sheets. Hobbes is a VIE under FIN No. 46 and the Company is the primary beneficiary of the VIE. Accordingly, upon adoption of FIN No. 46, Hobbes continued to be a consolidated subsidiary.

NOTE N. STOCK COMPENSATION PLANS

Prior to 2003, the Company accounted for its stock-based compensation plans (which include stock options, deferred stock grants, and subscriptions to purchase shares under the Company's Employees' Stock Purchase Plan ("ESPP")) using the intrinsic value method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." Given the terms of the Company's plans, no compensation cost was recognized for its stock option plans or the ESPP in prior periods.

Effective January 1, 2003, the Company began expensing stock-based compensation newly issued in 2003 to employees in accordance with the fair value based method of accounting set forth in SFAS No. 123, "Accounting for Stock-Based Compensation." The fair value of equity instruments issued to employees is measured on the date of grant and recognized as compensation expense over the applicable vesting period. The Company estimates the fair value of stock options and subscriptions to purchase shares under the ESPP using a binomial option-pricing model. The weighted-average assumptions used to calculate total stock-based compensation expense for 2003 and the pro forma results provided in Note A were as follows:

	2003	2002	2001
Dividend yield	**3.9%**	4.4%	3.8%
Expected volatility	**41.09%**	42.75%	46.97%
Risk-free interest rate	**2.28%**	4.18%	4.72%
Expected life of:			
Stock option plans	**5 years**	7 years	7 years
Stock purchase plans	**0.67 years**	0.83 years	0.83 years

Stock Option Plans

Under the 1988 Award and Option Plan, a plan approved by stockholders, the Company may grant options or shares of common stock to its employees subject to certain annual and individual limits. Under the 1994 Non-Employee Directors' Stock Plan, the Company may grant up to 300,000 options to non-employee directors. Under these plans, the terms are fixed at the grant date.

At December 31, 2003, there were 12,888,224 shares available for grant under the 1988 Plan and 212,000 shares available for grant under the 1994 Non-Employee Directors' Stock Plan.

Under the 1998 Non-Employee Directors' Stock Plan, the Company could issue up to 600,000 options to non-employee directors. At December 31, 2003, 168,150 options were outstanding. No additional grants will be made under this plan.

The exercise price of each stock option equals the market price of the Company's stock on the date of grant, and an option's maximum term is 10 years. Options vest from one to three years. In addition, certain options granted under the 1988 Plan have performance-based vesting provisions. Total compensation expense for stock option plans was $20 in 2003, $0 in 2002 and $(35) in 2001. In 2001, management revised its previous assessment that it was probable that certain contingent performance goals would be achieved prior to the expiration of grants issued in 1998 and 1999, resulting in the reversal of compensation expense of $35 previously recognized in 1999.

The following table summarizes the stock option activity:

Stock Options

SHARES IN THOUSANDS	2003 SHARES	2003 EXERCISE PRICE*	2002 SHARES	2002 EXERCISE PRICE*	2001 SHARES	2001 EXERCISE PRICE*
Outstanding at beginning of year	**70,966**	**$29.28**	67,476	$28.30	65,208	$26.90
Granted	**9,431**	**27.40**	8,214	30.43	6,893	33.65
Exercised	**(11,748)**	**23.20**	(4,373)	17.30	(4,172)	16.47
Forfeited/Expired	**(1,689)**	**23.20**	(351)	17.30	(453)	16.47
Outstanding at end of year	**66,960**	**$30.24**	70,966	$29.28	67,476	$28.30
Exercisable at end of year	**49,313**	**$30.57**	53,356	$28.91	49,578	$26.24
Fair value of options granted during the year		**$ 7.95**		$10.65		$13.65

*Weighted-average per share

NOTE N. STOCK COMPENSATION PLANS (continued)

Stock Options at December 31, 2003

		OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
SHARES IN THOUSANDS	RANGE OF EXERCISE PRICE PER SHARE	SHARES	REMAINING CONTRACTUAL LIFE	EXERCISE PRICE*	SHARES	EXERCISE PRICE*
	$17.00 to $20.00	1,442	0.92 years	$17.76	1,442	$17.76
	20.01 to 25.00	2,210	0.84 years	22.43	2,210	22.43
	25.01 to 30.00	24,187	6.22 years	27.15	14,870	27.00
	30.01 to 35.00	26,586	6.34 years	31.49	18,312	31.53
	35.01 to 43.00	12,535	6.11 years	36.35	12,479	36.35
Total	$17.00 to $43.00	66,960	5.95 years	$30.24	49,313	$30.57

*Weighted-average per share

Under the 1988 Plan, the Company grants deferred stock to certain employees. Under the 1994 Executive Performance Plan, the Company may grant up to 300,000 deferred shares of common stock to executive officers of the Company. The grants vest either after a designated period of time, generally two to five years, or when the Company attains specified financial targets. The Company recognizes the expense for deferred stock grants over the vesting period of the grants.

SHARES IN THOUSANDS	2003	2002	2001
Deferred stock compensation expense	$24	$16	$15
Deferred shares outstanding	3,041	3,028	3,690

Under the 2003 Non-Employee Directors' Stock Incentive Plan, a plan approved by stockholders, the Company may grant up to 1,500,000 shares (including options, restricted stock and deferred stock) to non-employee directors over the 10-year duration of the program, subject to an annual aggregate award limit of 25,000 shares for each individual director. During 2003, 14,850 shares of restricted stock, with a weighted-average fair value of $33.95 per share, had been issued under this plan. The restricted stock issued under this plan cannot be sold, assigned, pledged or otherwise transferred by the non-employee director, until the director is no longer a member of the Board.

Employees' Stock Purchase Plans

On February 13, 2003, the Board of Directors authorized a 10-year Employees' Stock Purchase Plan, which was approved by shareholders at the Company's annual meeting on May 8, 2003. In each of the previous two years, annual Employees' Stock Purchase Plans were authorized only by the Board of Directors. Under each annual offering, most employees were eligible to purchase shares of common stock of the Company valued at up to 10 percent of their annual base earnings. The value was determined using the plan price multiplied by the number of shares subscribed to by the employee. The plan price of the stock was set each year at no less than 85 percent of market price. Approximately half of the eligible employees participated in the annual plans during the last three years. Total compensation expense for the Employees' Stock Purchase Plans was $8 in 2003 and $0 in 2002 and 2001.

Employees' Stock Purchase Plans

	2003		2002		2001	
SHARES IN THOUSANDS	SHARES	EXERCISE PRICE*	SHARES	EXERCISE PRICE*	SHARES	EXERCISE PRICE*
Outstanding at beginning of year	4,709	$26.95	4,513	$27.45	3,817	$29.52
Granted	4,997	27.05	5,047	26.95	5,399	27.45
Exercised	(3,490)	27.00	(3,406)	27.43	(3,308)	28.99
Forfeited/Expired	(2,906)	26.95	(1,445)	27.38	(1,395)	29.46
Outstanding and exercisable at end of year	3,310	$27.05	4,709	$26.95	4,513	$27.45
Fair value of purchase rights granted during the year		$ 5.72		$ 7.73		$13.07

*Weighted-average per share

NOTE O. LIMITED PARTNERSHIP

In early 1998, a subsidiary of the Company purchased the 20 percent limited partner interests of outside investors in a consolidated subsidiary, Chemtech Royalty Associates L.P., for a fair value of $210 in accordance with wind-up provisions in the partnership agreement. The limited partnership was renamed Chemtech II L.P. ("Chemtech II"). In June 1998, the Company contributed assets with an aggregate fair value of $783 (through a wholly owned subsidiary) to Chemtech II and an outside investor acquired a limited partner interest in Chemtech II totaling 20 percent in exchange for $200. In September 2000, the Company contributed additional assets with an aggregate fair value of $18 (through a wholly owned subsidiary) to Chemtech II.

Chemtech II is a separate and distinct legal entity from the Company and its affiliates, and has separate assets, liabilities, business and operations. Chemtech II affords the Company a diversified source of funding through a cost effective minority equity participation. The partnership has a general partner, a wholly owned subsidiary of the Company, which directs business activities and has fiduciary responsibilities to the partnership and its other members.

The outside investor in Chemtech II receives a cumulative annual priority return on its investment and participates in residual earnings. The partnership agreement was renegotiated in June 2003, resulting in a new cumulative annual priority return of $8. Chemtech II will not terminate unless a termination or liquidation event occurs. The outside investor may cause such an event to occur in the year 2008. Upon wind-up, liquidation or termination, the partners' capital accounts will be redeemed at current fair values.

For financial reporting purposes, the assets (other than intercompany loans, which are eliminated), liabilities, results of operations and cash flows of the partnership and subsidiaries are included in the Company's consolidated financial statements, and the outside investor's limited partner interest is included in "Minority Interest in Subsidiaries" in the consolidated balance sheets.

NOTE P. PREFERRED SECURITIES OF SUBSIDIARIES

The following transactions were entered into for the purpose of providing diversified sources of funds to the Company.

In July 1999, Tornado Finance V.O.F., a consolidated foreign subsidiary of the Company, issued $500 of preferred securities in the form of preferred partnership units. The units provide a distribution of 7.965 percent, may be redeemed in 2009 or thereafter, and may be called at any time by the subsidiary. The preferred partnership units are classified as "Preferred Securities of Subsidiaries" in the consolidated balance sheets. The distributions are included in "Minority interests' share in income" in the consolidated statements of income.

In September 2001, Hobbes Capital S.A., a consolidated foreign subsidiary of the Company, issued $500 of preferred securities in the form of equity certificates. The certificates provide a floating rate return (which may be reinvested) based on London Interbank Offered Rate ("LIBOR"), and may be redeemed in 2008 and at seven-year intervals thereafter. The equity certificates are classified as "Preferred Securities of Subsidiaries" in the consolidated balance sheets. The preferred return is included in "Minority interests' share in income" in the consolidated statements of income. Reinvested preferred returns are included in "Minority Interest in Subsidiaries" in the consolidated balance sheets.

NOTE Q. STOCKHOLDERS' EQUITY

The number of treasury shares purchased by the Company was 182,012 in 2003, 186,653 in 2002 and 117,997 in 2001.

The number of treasury shares issued to employees under the Company's option and purchase programs was 15.0 million in 2003, 8.0 million in 2002 and 7.9 million in 2001.

Gross undistributed earnings of nonconsolidated affiliates included in retained earnings were $463 in 2003, $250 in 2002 and $165 in 2001.

There are no significant restrictions limiting the Company's ability to pay dividends.

Reserved Treasury Stock at December 31

SHARES IN MILLIONS	2003	2002	2001
Stock option and deferred stock plans	**50.6**	64.0	72.0
Employees' stock purchase plans	**3.3**	4.7	4.5
Total shares reserved	**53.9**	68.7	76.5

NOTE R. EMPLOYEE STOCK OWNERSHIP PLANS AND REDEEMABLE PREFERRED STOCK

The Company has the Dow Employee Stock Ownership Plan ("Dow ESOP"), which is an integral part of The Dow Chemical Company Employees' Savings Plan, and, prior to December 27, 2001, had the Union Carbide Corporation Employee Stock Ownership Plan ("UCC ESOP"), which was an integral part of the Union Carbide Savings and Investment Program for Employees of Union Carbide Corporation and Participating Subsidiary Companies. On December 27, 2001, the UCC ESOP and the Dow ESOP were merged into one ESOP trust (the "ESOP") under The Dow Chemical Company Employees' Savings Plan. A significant majority of full-time employees in the United States are eligible to participate in the ESOP through the allocation of shares of the Company's common stock ("ESOP shares"). Shares held by the ESOP are treated as outstanding shares in the determination of basic and diluted earnings per share.

In 1989, the Dow ESOP borrowed $138 at a 9.42 percent interest rate with a final maturity in 2004 and used the proceeds to purchase convertible preferred stock from the Company. The preferred stock was redeemable in whole or in part at the Company's option any time after January 1, 2000, at $86.125 per share (before the June 2000 3-for-1 stock split) plus an amount equal to all accrued and unpaid dividends. On February 9, 2000, the Company exercised its option to redeem the preferred stock. On that same date, the trustee of the ESOP elected to convert the preferred stock into common stock at a ratio of 1:1.

In 1990, the UCC ESOP borrowed $325 from Union Carbide at 10 percent per annum with a maturity date of December 31, 2005, which was used to purchase shares of Union Carbide convertible preferred stock. In 1997, the UCC ESOP trustee exercised its right to convert all outstanding UCC ESOP preferred stock into Union Carbide common stock. The UCC ESOP shares were converted into shares of Dow common stock on February 6, 2001. On December 27, 2001, the UCC ESOP note was restructured with a new maturity date of December 31, 2023, and a new interest rate of 6.96 percent.

Notes to the Consolidated Financial Statements (dollars in millions, except as noted)

NOTE R. EMPLOYEE STOCK OWNERSHIP PLANS AND REDEEMABLE PREFERRED STOCK (continued)

Dividends on shares held by the ESOP are paid to the ESOP and, together with Company contributions, are used, in part, by the ESOP to make debt service payments on the loans. Shares are released for allocation to participants based on the ratio of the current year's debt service to the sum of the principal and interest payments over the combined life of the two loans.

Accounting for the plans has followed the principles that were in effect for the respective plans when they were established. Expense associated with the ESOP was $6 in 2003, $6 in 2002 and $5 in 2001. At December 31, 2003, 18.8 million common shares held by the ESOP were outstanding, 15.0 million of which were allocated to participants' accounts. During 2003, 2.2 million ESOP shares were allocated to participants' accounts.

Since the conversion of the preferred stock, the Company's guarantee of the Dow ESOP's borrowings is reported as "Long-Term Debt" and, combined with the receivable from the UCC ESOP, as "Unearned ESOP shares" in the consolidated balance sheets as a reduction of "Stockholders' Equity."

NOTE S. INCOME TAXES

Operating loss carryforwards at December 31, 2003 amounted to $4,299 compared with $4,825 at the end of 2002. Of the operating loss carryforwards, $634 is subject to expiration in the years 2004 through 2008. The remaining balances expire in years beyond 2008 or have an indefinite carryforward period. Tax credit carryforwards at December 31, 2003 amounted to $419, of which $110 is subject to expiration in the years 2004 through 2008. The remaining tax credit carryforwards expire in years beyond 2008.

Undistributed earnings of foreign subsidiaries and related companies that are deemed to be permanently invested amounted to $5,339 at December 31, 2003, $6,056 at December 31, 2002 and $5,202 at December 31, 2001. It is not practicable to calculate the unrecognized deferred tax liability on those earnings.

At December 31, 2003, the Company had valuation allowances of $263, which were primarily related to the realization of recorded tax benefits on tax loss carryforwards from operations in Argentina, Brazil and Italy. At December 31, 2002, the Company had valuation allowances of $645, which were primarily related to Buna Sow Leuna Olefinverbund ("BSL") and to foreign tax credits to be used in the United States. BSL's valuation allowance reduced its deferred tax asset in recognition of the uncertainty regarding full realization of the tax benefit. The deferred tax asset was a result of tax net operating losses during the five-year reconstruction period at BSL and the excess of the tax basis over the GAAP basis of its fixed assets.

During 2002, the valuation allowance increased by $350, primarily due to an increase in the required valuation allowance for U.S. foreign tax credits of $114 and the recording of valuation allowances against tax loss carryforwards in Argentina and Brazil of $192. The $382 reduction in the valuation allowance during 2003 was largely attributable to a decrease in the required valuation allowance in Germany of $340 (BSL) and in the United States of $114 (foreign tax credits).

In 2003, after the impact of 2003 German tax law changes was known and evaluated, the Company made the decision to merge BSL and Dow Deutschland Holding GmbH & Co. KGaA, forming Dow Olefinverbund GmbH. The formal merger filing was completed in August 2003; the merger was confirmed and recorded in December 2003. Due to the implementation of a new legal structure in Europe in 2002, Dow Olefinverbund GmbH now operates as a contract manufacturing company for other Dow companies, thereby ensuring a more predictable taxable income stream.

In the fourth quarter of 2003, the Company substantially completed the evaluation of a further consolidation of the German operations. After considering the effects of all of its tax planning strategies, the Company determined that it was more likely than not that Dow would utilize the German tax loss carryforwards and that the valuation allowance established previously was no longer required; therefore, the valuation allowance recorded in Dow Olefinverbund GmbH of $340 was reversed.

In addition, due to improved taxable income in the United States in 2003, particularly in the fourth quarter, in combination with the execution of new tax planning strategies, the Company now expects to be able to utilize foreign tax credits that might have otherwise expired unused. As a result, the valuation allowance of $114 related to foreign tax credits was no longer required and was reversed.

The Company's tax rate for 2003 was lower than originally anticipated due to strong financial performance by a number of joint ventures and favorable U.S. tax effects related to the implementation of tax planning strategies on foreign tax credits. As a result, Dow's reported tax rate for the full year, excluding the tax benefits of $454 related to the reversal of tax valuation allowances, was 21 percent.

Domestic and Foreign Components of Income (Loss) before Income Taxes and Minority Interests

	2003	2002	2001
Domestic	$ 546	$(828)	$(1,214)
Foreign	1,205	206	601
Total	$1,751	$(622)	$ (613)

Reconciliation to U.S. Statutory Rate

	2003	2002	2001
Taxes at U.S. statutory rate	$ 613	$(218)	$(215)
Amortization of nondeductible intangibles	–	–	37
Equity earnings effect	(56)	19	(10)
Foreign rates other than 35% (1)	(382)	101	32
U.S. tax effect of foreign earnings and dividends (2)	(187)	(61)	2
U.S. business and R&D credits	(77)	(143)	(45)
Other—net	7	22	(29)
Total tax credit	$ (82)	$(280)	$(228)
Effective tax rate	(4.7)%	45.0%	37.2%

(1) Includes the effect of changes in valuation allowances for foreign entities.
(2) Includes the effect of changes in the valuation allowance for U.S. foreign tax credits.

Notes to the Consolidated Financial Statements (dollars in millions, except as noted)

Provision (Credit) for Income Taxes

	2003			2002			2001		
	CURRENT	DEFERRED	TOTAL	CURRENT	DEFERRED	TOTAL	CURRENT	DEFERRED	TOTAL
Federal	$148	$(256)	$(108)	$(119)	$(367)	$(486)	$(111)	$(354)	$(465)
State and local	40	(34)	6	24	(5)	19	31	(24)	7
Foreign	108	(88)	20	126	61	187	243	(13)	230
Total	$296	$(378)	$ (82)	$ 31	$(311)	$(280)	$ 163	$(391)	$(228)

Deferred Tax Balances at December 31

	2003		2002	
	DEFERRED TAX ASSETS	DEFERRED TAX LIABILITIES	DEFERRED TAX ASSETS	DEFERRED TAX LIABILITIES
Property	$ 357	$(2,022)	$ 386	$(2,033)
Tax loss and credit carryforwards	1,772	–	2,421	–
Postretirement benefit obligations	1,535	(431)	1,558	(321)
Other accruals and reserves	1,811	(188)	865	(56)
Inventory	126	(16)	105	(69)
Long-term debt	741	(500)	545	(258)
Investments	425	(1)	265	(1)
Other—net	258	(158)	163	(64)
Subtotal	$7,025	$(3,316)	$6,308	$(2,802)
Valuation allowance	(263)	–	(645)	–
Total	$6,762	$(3,316)	$5,663	$(2,802)

NOTE T. OPERATING SEGMENTS AND GEOGRAPHIC AREAS

Dow is a diversified, worldwide manufacturer and supplier of more than 3,500 products. The Company's products are used primarily as raw materials in the manufacture of customer products and services. The Company serves the following industries: appliance; automotive; agricultural; building and construction; chemical processing; electronics; furniture; housewares; oil and gas; packaging; paints, coatings and adhesives; personal care; pharmaceutical; processed foods; pulp and paper; textile and carpet; utilities; and water treatment.

Dow conducts its worldwide operations through global businesses, which are aggregated into reportable operating segments based on the nature of the products and production processes, end-use markets, channels of distribution and regulatory environment. The reportable operating segments are: Performance Plastics, Performance Chemicals, Agricultural Sciences, Plastics, Chemicals, and Hydrocarbons and Energy. The Corporate Profile included on pages 16-19 describes the operating segments, how they are aggregated, and the types of products and services from which their revenues are derived.

Unallocated and Other contains the reconciliation between the totals for the reportable segments and the Company's totals. It also represents the operating segments that do not meet the quantitative threshold for determining reportable segments, research and other expenses related to new business development activities, and other corporate items not allocated to the operating segments. New business development activities include advanced materials for electronics, industrial biotechnology and new developments with a focus on identifying and pursuing emerging commercial and technology opportunities.

Transfers between operating segments are generally valued at cost. Transfers of products to the Agricultural Sciences segment from the other segments, however, are generally valued at market-based prices. The revenues generated by these transfers were immaterial in 2002 and 2001. The revenues generated by these transfers in 2003 are provided in the table on the following page.

Notes to the Consolidated Financial Statements (dollars in millions, except as noted)

NOTE T. OPERATING SEGMENTS AND GEOGRAPHIC AREAS (continued)

Operating Segment Information

	PERFORMANCE PLASTICS	PERFORMANCE CHEMICALS	AGRICULTURAL SCIENCES	PLASTICS	CHEMICALS	HYDROCARBONS AND ENERGY	UNALLOCATED AND OTHER	TOTAL
2003								
Sales to external customers	$7,770	$5,552	$3,008	$7,760	$4,369	$3,820	$ 353	$32,632
Intersegment revenues	16	32	–	–	44	–	(92)	–
Equity in earnings (losses) of nonconsolidated affiliates	69	22	(7)	35	149	76	(22)	322
EBIT (1)	701	682	441	662	334	6	(339)	2,487
Total assets	7,812	5,488	3,702	7,390	4,054	2,120	11,325	41,891
Investments in nonconsolidated affiliates	289	77	24	741	273	271	203	1,878
Depreciation and amortization	454	367	121	473	384	96	8	1,903
Capital expenditures	326	148	49	132	226	213	6	1,100
2002								
Sales to external customers	$7,095	$5,130	$2,717	$6,476	$3,361	$2,435	$ 395	$27,609
Equity in earnings (losses) of nonconsolidated affiliates	–	–	(5)	18	44	23	(40)	40
Merger-related expenses and restructuring and asbestos-related charge (2)	–	–	5	20	13	44	1,026	1,108
EBIT (1)	612	650	154	151	(78)	96	(1,499)	86
Total assets	7,534	5,467	3,980	6,856	3,751	1,813	10,161	39,562
Investments in nonconsolidated affiliates	264	83	37	743	174	205	59	1,565
Depreciation and amortization	426	360	125	481	327	92	14	1,825
Capital expenditures	485	240	71	171	407	242	7	1,623
2001								
Sales to external customers	$7,321	$5,081	$2,612	$6,452	$3,552	$2,511	$ 546	$28,075
Equity in earnings (losses) of nonconsolidated affiliates	(13)	(2)	(5)	15	45	25	(36)	29
IPR&D and merger-related expenses and restructuring (2)	–	–	69	–	–	–	1,487	1,556
EBIT (1)	643	611	104	125	111	(22)	(1,537)	35
Total assets	7,297	5,283	4,242	6,857	3,527	1,513	6,796	35,515
Investments in nonconsolidated affiliates	316	47	55	625	119	236	183	1,581
Depreciation and amortization	415	342	183	516	286	58	15	1,815
Capital expenditures	381	268	119	218	493	103	5	1,587

(1) The Company uses EBIT (which Dow defines as earnings before interest, income taxes and minority interest) as its measure of profit/loss for segment reporting purposes. EBIT includes all operating items related to the business and excludes items that principally apply to the Company as a whole. A reconciliation of EBIT to "Net Income (Loss) Available for Common Stockholders" is provided below:

	2003	2002	2001
EBIT	**$2,487**	$ 86	$ 35
Interest income	**92**	66	85
Interest expense and amortization of debt discount	**828**	774	733
Credit for income taxes	**(82)**	(280)	(228)
Minority interests' share in income	**94**	63	32
Cumulative effect of changes in accounting principles	**(9)**	67	32
Net Income (Loss) Available for Common Stockholders	**$1,730**	$(338)	$(385)

(2) See Note B for a discussion of purchased in-process research and development ("IPR&D"), and merger-related expenses and restructuring. See Note J for additional information regarding the asbestos-related charge in 2002.

Notes to the Consolidated Financial Statements (dollars in millions, except as noted)

The Company operates 180 manufacturing sites in 37 countries. The United States is home to 59 of these sites, representing 52 percent of the Company's long-lived assets. Sales are attributed to geographic areas based on customer location. Long-lived assets are attributed to geographic areas based on asset location.

Geographic Area Information

	UNITED STATES	EUROPE	REST OF WORLD	TOTAL
2003				
Sales to external customers	**$12,813**	**$11,351**	**$8,468**	**$32,632**
Long-lived assets (1)	**7,416**	**3,918**	**2,883**	**14,217**
2002				
Sales to external customers	$11,259	$ 9,209	$7,141	$27,609
Long-lived assets (2)	7,846	3,430	2,521	13,797
2001				
Sales to external customers	$11,995	$ 8,891	$7,189	$28,075
Long-lived assets	8,032	2,904	2,643	13,579

(1) At December 31, 2003, long-lived assets in Germany represented approximately 12 percent of the total; long-lived assets in Canada represented approximately 8 percent of the total.
(2) At December 31, 2002, long-lived assets in Germany represented approximately 11 percent of the total; long-lived assets in Canada represented approximately 9 percent of the total.

The Company ceased amortizing goodwill upon adoption of SFAS No. 142 on January 1, 2002 (see Notes A and F). Total goodwill amortization expense, including equity method goodwill, impacting EBIT in 2001 is provided below by operating segment:

	2001
Performance Plastics	$ 32
Performance Chemicals	28
Agricultural Sciences	72
Plastics	13
Hydrocarbons and Energy	4
Unallocated and Other	(8)
Total	$141

Quarterly Statistics

IN MILLIONS, EXCEPT PER SHARE AMOUNTS (UNAUDITED)

2003	1ST	2ND	3RD	4TH	YEAR
Net sales	$8,081	$8,242	$7,977	$8,332	$32,632
Cost of sales	7,163	6,970	6,861	7,183	28,177
Tax benefits related to reversal of tax valuation allowances	–	–	–	454	454
Income before cumulative effect of change in accounting principle	85	393	332	929	1,739
Cumulative effect of change in accounting principle	(9)	–	–	–	(9)
Net income available for common stockholders	76	393	332	929	1,730
Earnings before cumulative effect of change in accounting principle per common share—basic	0.09	0.43	0.36	1.01	1.89
Earnings per common share—basic	0.08	0.43	0.36	1.01	1.88
Earnings before cumulative effect of change in accounting principle per common share—diluted	0.09	0.43	0.36	0.99	1.88
Earnings per common share—diluted	0.08	0.43	0.36	0.99	1.87
Common stock dividends declared per share of Dow common stock	0.335	0.335	0.335	0.335	1.34
Market price range of common stock: (1)					
High	31.15	32.64	35.30	42.00	42.00
Low	25.16	27.79	30.52	33.30	25.16

2002	1ST	2ND	3RD	4TH	YEAR
Net sales	$6,305	$7,259	$7,084	$6,961	$27,609
Cost of sales	5,355	6,031	6,049	6,345	23,780
Merger-related expenses and restructuring and asbestos-related charge	13	10	32	1,053	1,108
Income (Loss) before cumulative effect of changes in accounting principles	38	238	128	(809)	(405)
Cumulative effect of changes in accounting principles	67	–	–	–	67
Net income (loss) available for common stockholders	105	238	128	(809)	(338)
Earnings (Loss) before cumulative effect of changes in accounting principles per common share—basic	0.04	0.26	0.14	(0.89)	(0.44)
Earnings (Loss) per common share—basic	0.12	0.26	0.14	(0.89)	(0.37)
Earnings (Loss) before cumulative effect of changes in accounting principles per common share—diluted	0.04	0.26	0.14	(0.89)	(0.44)
Earnings (Loss) per common share—diluted	0.11	0.26	0.14	(0.89)	(0.37)
Common stock dividends declared per share of Dow common stock	0.335	0.335	0.335	0.335	1.34
Market price range of common stock: (1)					
High	37.00	34.59	34.73	32.21	37.00
Low	23.66	29.71	24.80	24.10	23.66

(1) Composite price as reported by the New York Stock Exchange.

See Notes to the Consolidated Financial Statements.

Eleven-Year Review of Market Price per Share of Common Stock (1)



IN DOLLARS
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
50
45
40
35
30
25
20
15
10
5
0

	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	**2003**
High	$20.67	$26.42	$26.00	$30.83	$34.21	$33.81	$46.00	$47.17	$39.67	$37.00	**$42.00**
Close on December 31	18.92	22.42	23.46	26.13	33.83	30.31	44.54	36.63	33.78	29.70	**41.57**
Low	16.33	18.83	20.46	22.75	25.25	24.90	28.50	23.00	25.06	23.66	**25.16**

(1) Adjusted for 3-for-1 stock split in 2000.

Eleven-Year Summary of Selected Financial Data

All data presented reflects the retroactive effect of the Union Carbide merger in 2001 (see Note C).

IN MILLIONS, EXCEPT AS NOTED (UNAUDITED)	2003
Summary of Operations (1)	
Net sales (2)	$32,632
Cost of sales (2)	28,177
Research and development expenses	981
Selling, general and administrative expenses	1,392
Amortization of intangibles	63
Purchased in-process research and development charges	–
Special charges and merger-related expenses and restructuring	–
Asbestos-related charge	–
Other income	468
Interest expense—net	736
Income (Loss) before income taxes and minority interests	1,751
Provision (Credit) for income taxes	(82)
Minority interests' share in income	94
Preferred stock dividends	–
Income (Loss) from continuing operations	1,739
Discontinued operations net of income taxes	–
Cumulative effect of changes in accounting principles	(9)
Net income (loss) available for common stockholders	$ 1,730
Per share of common stock (in dollars): (3)	
Income (Loss) from continuing operations—basic	$ 1.89
Net income (loss) available for common stockholders—basic	1.88
Income (Loss) from continuing operations—diluted	1.88
Net income (loss) available for common stockholders—diluted	1.87
Cash dividends declared per share of Dow common stock	1.34
Cash dividends paid per share of Dow common stock	1.34
Book value per share of common stock	9.89
Weighted-average common shares outstanding—basic (3)	918.8
Weighted-average common shares outstanding—diluted (3)	926.1
Convertible preferred shares outstanding	–
Year-End Financial Position	
Total assets	$41,891
Working capital	3,468
Property—gross	40,812
Property—net	14,217
Long-term debt and redeemable preferred stock	11,763
Total debt	13,109
Net stockholders' equity	9,175
Financial Ratios	
Research and development expenses as percent of net sales (1, 2)	3.0%
Income (Loss) before income taxes and minority interests as percent of net sales (1, 2)	5.4%
Return on stockholders' equity (4)	18.9%
Debt as a percent of total capitalization	55.4%
General	
Capital expenditures	$ 1,100
Depreciation (1)	1,753
Salaries and wages paid	3,608
Cost of employee benefits	783
Number of employees at year-end (in thousands)	46.4
Number of Dow stockholders of record at year-end (in thousands) (5)	113.1

(1) Restated for the sale of the pharmaceutical businesses in 1995.
(2) Adjusted for reclassification of freight on sales in 2000 and reclassification of insurance operations in 2002.
(3) Adjusted for 3-for-1 stock split in 2000.
(4) Included Temporary Equity in 1993–1999.
(5) Stockholders of record as reported by the transfer agent. The Company estimates that there were an additional 342,000 stockholders whose shares were held in nominee names at December 31, 2003.

Eleven-Year Summary of Selected Financial Data

2002	2001	2000	1999	1998	1997	1996	1995	1994	1993
$27,609	$28,075	$29,798	$26,131	$25,396	$27,814	$27,267	$27,140	$22,634	$20,691
23,780	23,892	24,310	20,422	19,566	20,961	19,981	18,702	17,036	16,100
1,066	1,072	1,119	1,075	1,026	990	962	997	960	970
1,598	1,765	1,825	1,776	1,964	2,168	2,426	2,543	2,267	2,159
65	178	139	160	106	80	58	52	57	91
–	69	6	6	349	–	–	–	–	–
280	1,487	–	94	458	–	–	–	–	–
828	–	–	–	–	–	–	–	–	–
94	423	706	424	1,166	657	523	200	180	465
708	648	519	432	458	355	246	211	342	335
(622)	(613)	2,586	2,590	2,635	3,917	4,117	4,835	2,152	1,501
(280)	(228)	839	874	902	1,320	1,423	1,822	791	592
63	32	72	74	20	113	194	197	200	171
–	–	–	5	6	13	17	17	17	17
(405)	(417)	1,675	1,637	1,707	2,471	2,483	2,799	1,144	721
–	–	–	–	–	–	–	187	166	71
67	32	–	(20)	–	(17)	–	–	–	(97)
$ (338)	$ (385)	$ 1,675	$ 1,617	$ 1,707	$ 2,454	$ 2,483	$ 2,986	$ 1,310	$ 695
$ (0.44)	$ (0.46)	$ 1.88	$ 1.87	$ 1.92	$ 2.72	$ 2.61	$ 2.73	$ 1.07	$ 0.68
(0.37)	(0.43)	1.88	1.85	1.92	2.71	2.61	2.91	1.22	0.75
(0.44)	(0.46)	1.85	1.84	1.89	2.63	2.51	2.62	1.04	0.66
(0.37)	(0.43)	1.85	1.82	1.89	2.61	2.51	2.80	1.19	0.73
1.34	1.295	1.16	1.16	1.16	1.12	1.00	0.97	0.87	0.87
1.34	1.25	1.16	1.16	1.16	1.08	1.00	0.93	0.87	0.87
8.36	11.04	13.22	12.40	11.34	11.17	10.95	10.09	9.20	8.93
910.5	901.8	893.2	874.9	888.1	898.4	950.1	1,025.8	1,069.8	1,059.0
910.5	901.8	904.5	893.5	904.8	936.2	997.2	1,073.4	1,117.6	1,115.2
–	–	–	1.3	1.4	1.4	27.3	27.6	27.9	28.5
$39,562	$35,515	$35,991	$33,456	$31,121	$31,004	$31,219	$29,838	$31,573	$30,194
2,519	2,183	1,150	2,848	1,570	1,925	4,799	6,234	2,580	2,324
37,934	35,890	34,852	33,333	32,844	31,052	30,896	29,575	29,099	27,234
13,797	13,579	13,711	13,011	12,628	11,832	11,893	10,921	11,268	11,000
11,659	9,266	6,613	6,941	5,890	5,703	5,770	6,067	6,268	6,885
13,036	10,883	9,450	8,708	8,099	8,145	7,067	6,726	7,524	7,910
7,626	9,993	11,840	10,940	9,878	9,974	10,068	9,406	9,721	9,462
3.9%	3.8%	3.8%	4.1%	4.0%	3.6%	3.5%	3.7%	4.2%	4.7%
(2.3)%	(2.2)%	8.7%	9.9%	10.4%	14.1%	15.1%	17.8%	9.5%	7.3%
(4.4)%	(3.9)%	14.1%	14.7%	17.2%	24.5%	24.5%	30.5%	13.4%	7.3%
59.2%	48.9%	42.5%	42.2%	43.6%	43.1%	36.5%	36.7%	37.9%	39.8%
$ 1,623	$ 1,587	$ 1,808	$ 2,176	$ 2,328	$ 1,953	$ 2,065	$ 1,959	$ 1,592	$ 1,792
1,680	1,595	1,554	1,516	1,559	1,529	1,552	1,661	1,484	1,505
3,202	3,215	3,395	3,536	3,579	3,640	3,645	3,475	3,980	4,061
611	540	486	653	798	839	875	854	989	1,044
50.0	52.7	53.3	51.0	50.7	55.9	52.0	51.0	65.7	68.5
122.5	125.1	87.9	87.7	93.0	97.2	104.6	111.1	114.5	102.5

Stockholder Services

Inquiries about stock accounts, dividends or change in name or address, may be directed to Dow's stock transfer agent:

The Bank of New York
Shareholder Relations Department, 12 East
P.O. Box 11258
Church Street Station
New York, NY 10286-1258 USA
Telephone: 800-369-5606 (U.S. and Canada)
610-382-7833
Fax: 212-815-2777
Email: shareowners@bankofny.com

General information about The Bank of New York services may be found at:
www.stockbny.com

Telecommunications Devices for the Hearing Impaired (TDDs):
888-269-5221 (U.S. and Canada)

General Information

Web Site: *www.dow.com*
Telephone: 800-258-2436 (Customer Information Group) or
989-832-1556
800-232-2436 (Customer Service Center)
989-636-1000 (Dow Operator/Switchboard)

Investor Relations

The Dow Chemical Company
2030 Dow Center
Midland, MI 48674 USA
Telephone: 800-422-8193 (U.S. and Canada)
989-636-1463
Fax: 989-636-1830

Office of the Corporate Secretary

The Dow Chemical Company
2030 Dow Center
Midland, MI 48674 USA
Telephone: 989-636-1792
Fax: 989-636-3402

Annual Meeting

The 2004 Annual Meeting of Stockholders will be held at 2 p.m. on Thursday, May 13, 2004, at the Midland Center for the Arts, 1801 West St. Andrews, Midland, Michigan, USA.

Dow Dividend Reinvestment Plan

All registered stockholders may reinvest cash dividends in additional Dow shares. For more information on the Plan, please contact Dow's transfer agent, The Bank of New York (see Stockholder Services).

Stock Exchange Listings and Trading Privileges

Symbol: DOW

Amsterdam, Bavarian, Brussels, Chicago, Düsseldorf, German, Hamburg, Hannover, London, New York, Pacific, Paris, Switzerland and Tokyo.

The following trademarks or service marks of The Dow Chemical Company appear in this report: *Affinity, Amplify, Aspun, Attane, Betabrace, Betadamp, Betafoam, Betaguard, Betamate, Betaseal, Calibre, ChelaMed, ComboTherm, Continuum, Covelle, D.E.H., D.E.N., D.E.R., Derakane, Derakane Momentum, Dow, Dow XLA, Dowex, Dowex Qcat, Dowfax, Dowflake, Dowlex, Dowper, Dowtherm, Drytech, Elite, Emerge, The Enhancer, Envision, Ethafoam, Equifoam, Ethocel, EXO, Inclosia, Immotus, Insite, Inspire, Integral, Isonate, Isoplast, Lamdex, Lifespan, Liquidow, Magnum, Maxicheck, Maxistab, Methocel, Opticite, Optim, Papi, Peladow, Pellethane, Prevail, Primacor, Procite, Pulse, Qbis, Quash, Questra, Retain, Safe-Tainer, Saran, Saranex, Specflex, Spectrim, Strandfoam, Styrofoam, Styrofoam Weathermate Plus, Styron, Styron A-Tech, Synergy, Syntegra, Tanklite, Thermax, Trenchcoat, Trycite, Trymer, Tyril, Versene, Voracor, Voractiv, Voralast, Voralux, Voranate, Voranol, Vorastar, Zetabon*

The following trademarks or service marks of Dow AgroSciences LLC appear in this report: *Clincher, Dithane, Dursban, Fortress, Gallant, Garlon, Glyphomax, Grandstand, Herculex I, Keystone, Lontrel, Lorsban, Mustang, Natreon, Profume, Sentricon, Starane, Stinger, Telone, Tordon, Tracer Naturalyte, Vikane, Widestrike*

The following trademark of American Chemistry Council appears in this report: *Responsible Care*

The following trademark of Cargill Dow LLC appears in this report: *Ingeo*

The following trademark of Dow BioProducts Ltd. appears in this report: *Woodstalk*

The following trademark of Dow Corning Corporation appears in this report: *Syltherm*

The following trademark of FilmTec Corporation appears in this report: *FilmTec*

The following trademarks of Flexible Products Company appear in this report: *Froth-Pak, Great Stuff, Insta-Stik, Tile Bond*

The following trademark of Hampshire Chemical Corp. appears in this report: *Daxad*

The following trademark of INEOS plc appears in this report: *Gas/Spec*

The following trademark of Mycogen Corporation appears in this report: *Mycogen*

The following trademark of PhytoGen Seed Company, LLC appears in this report: *PhytoGen*

The following trademarks or service marks of Union Carbide Corporation or its subsidiaries appear in this report: *Carbowax, Cellosize, Cyracure, Flexomer, LP Oxo, Meteor, Neocar, Polyox, Polyphobe, Redi-Link, Shac, Si-Link, Tergitol, Tone, Triton, Tuflin, UCAR, Ucartherm, UCON, Unigard, Unipol, Unipurge, Unival*

This report was produced with paper coated with latex manufactured by The Dow Chemical Company.

To constantly improve what is essential to human progress by mastering science and technology.

Integrity: We believe our promise is our most vital product—our word is our bond. The relationships that are critical to our success depend entirely on maintaining the highest ethical and moral standards around the world.

Respect for People: We believe in the inherent worth of people and will honor our relationships with those who let us be part of this world: employees, customers, shareholders and society.

Unity: We are one company, one team. Balancing empowerment and interdependence makes us strong.

Outside-in Focus: We will see through the eyes of those whose lives we affect, identifying unmet needs and producing innovative and lasting solutions.

Agility: Our future depends on speed and flexibility. Responding resourcefully to society's fast-changing needs is the only road to success.

Innovation: We will make science a way of living. Our job is to unlock answers that make a fundamental difference to people's lives.

The Dow Chemical Company
Midland, Michigan 48674

Dow

...ing.
...proved daily.

151-00601